8/1



06015798

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Indian Petrochemicals Corporation Limited

*CURRENT ADDRESS P.O. Petrochemicals, Dist. Vadodara - 391 346 India



PROCESSED

AUG 0 8 2006 E

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3958 FISCAL YEAR 3/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 8/7/06

36th ANNUAL REPORT

2004-05




INDIAN PETROCHEMICALS CORP. LTD.



Indian Petrochemicals Corporation Limited



" If you can dream it, you can do it."

Dhirubhai H. Ambani

Founder Chairman

Reliance Industries Limited, India

December 28, 1932 - July 6, 2002

Contents

Highlights – 2004 – 05

Turnover - Rs. 9,386 crore
(US$ 2,146 million)

Operating Profit (PBDIT) - Rs. 1,756 crore
(US$ 401 million)

Cash Profit - Rs. 1,426 crore
(US$ 326 million)

Net Profit - Rs. 786 crore
(US$ 180 million)

Total Assets - Rs.7,675 crore
(US$ 1,754 million)

Earnings Per Share (EPS) - Rs. 31.65
(US$ 0.72)

Financial Highlights

(Rs. in crore)

	2004-05		03-04	02-03	01-02	00-01	99-00	98-99	97-98	96-97	95-96
	$Mn										
Turnover	2,146	9,386	9,019	5,797	5,527	5,818	4,920	3,850	3,692	3,430	3,804
Total Income	2,176	9,518	9,120	5,902	5,691	5,986	5,032	3,929	3,804	3,507	3,864
Earnings Before Depreciation, Interest and Tax (EBDIT)	401	1,756	1,251	1,143	868	1,180	906	572	758	945	1,265
Depreciation	116	506	472	454	424	415	319	270	237	152	122
Profit After Tax	180	786	274	204	107	249	189	29	244	510	604
Equity Dividend %		45	25	22.5	20	30	20	10	40	40	25
Dividend Payout	26	112	62	56	50	75	50	25	100	100	62
Equity Share Capital	57	249	249	249	249	249	249	249	249	249	249
Reserves and Surplus	611	2,672	2,023	2,036	2,578	2,946	2,784	2,781	2,779	2,644	2,242
Net Worth	668	2,921	2,272	2,263	2,792	3,138	2,961	2,963	2,959	2,822	2,461
Gross Fixed Assets	2,237	9,786	9,647	9,638	8,909	8,757	8,583	6,055	5,570	5,275	3,276
Net Fixed Assets	1,144	5,005	5,386	6,061	5,783	6,058	6,298	4,080	3,867	3,810	1,963
Total Assets	1,754	7,675	7,222	8,054	8,218	8,786	9,221	8,951	8,829	7,310	5,687
Market Capitalisation		4,021	4,510	2,080	2,073	1,342	1,507	2,743	1,726	3,474	3,928
No of Employees		11,088	11,294	13,306	13,740	13,731	13,854	13,904	13,319	13,013	12,379

Key Indicators

	2004-05		03-04	02-03	01-02	00-01	99-00	98-99	97-98	96-97	95-96
	$										
Earnings Per Share - Rs	0.72	31.65	11.02	8.23	4.33	10.03	7.62	1.18	9.82	20.30	24.13
Cash Earning per Share -Rs	1.31	57.42	32.28	28.12	21.78	26.74	20.46	12.08	19.38	26.36	29.02
Turnover per Share - Rs	8.64	378.11	363.34	233.55	222.65	234.38	198.20	155.10	148.72	136.47	152.03
BookValue per Share - Rs	2.69	117.68	91.53	91.19	112.50	126.43	119.29	119.37	119.22	112.31	98.36
Debt - Equity Ratio	0.43	0.43	1.19	1.70	1.49	1.34	1.57	1.54	1.43	1.14	0.82
Net Profit Margin %	8.37	8.37	3.03	3.52	1.94	4.28	3.84	0.76	6.60	14.88	15.87
RONW %	26.90	26.90	12.04	9.02	3.85	7.93	6.39	0.99	8.23	18.08	24.53

1 USD = Rs 43.745 (Exchange rate as on 31.3.2005)
All references to $ are to USD

Consistent and Robust Growth


Production (Million Tonnes)
6.00
5.00
4.00
3.00
2.00
1.00
0.00
3.70
4.40
4.60
5.18
01-02
02-03
03-04
04-05


Turnover (Rs. in crore)
10,000
8,000
6,000
4,000
2,000
0
5,527
5,797
9,019
9,386
01-02
02-03
03-04
04-05


Operating Profit (Rs. in crore)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
868
1,143
1,251
1,756
01-02
02-03
03-04
04-05


Cash Profit (Rs. in crore)
1,600
1,400
1,200
1,000
800
600
400
200
0
541
698
801
1,425
01-02
02-03
03-04
04-05

Significant Improvement In Key Indicators


Earnings Per Share (Rs.)
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
4.33
8.23
11.02
31.65
01-02
02-03
03-04
04-05


Net Profit (Rs. in crore)
800
700
600
500
400
300
200
100
0
107
204
274
786
01-02
02-03
03-04
04-05


RONW (%)
30.00
25.00
20.00
15.00
10.00
5.00
0.00
3.85
9.02
12.04
26.90
01-02
02-03
03-04
04-05


Debt - Equity Ratio
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
1.49
1.70
1.19
0.43
01-02
02-03
03-04
04-05

Board of Directors

Mukesh D. Ambani - Chairman
Anil D. Ambani - Vice-Chairman *(up to 20.01.05)*

Nikhil R. Meswani
Anand J. Jain
Kamal P. Nanavaty
Ramesh Inder Singh
Gurdial S. Sandhu
R. S. Lodha
Shailesh V. Haribhakti
Lalit Bhasin
Sandeep H. Junnarkar
Sandesh K. Anand - Whole-time Director

Audit Committee

R. S. Lodha - Chairman
Gurdial S. Sandhu
Shailesh V. Haribhakti
Sandeep H. Junnarkar

Shareholders'/Investors' Grievance Committee

Nikhil R. Meswani - Chairman
Anand J. Jain
Ramesh Inder Singh
Kamal P. Nanavaty

Remuneration Committee

Lalit Bhasin - Chairman
R. S. Lodha
Kamal P. Nanavaty

Deputy Company Secretary

Shashikala Rao

Auditors

Messrs Deloitte Haskins & Sells
Messrs Chaturvedi & Shah

Bankers

ABN AMRO Bank
Bank of America
Bank of Baroda
Bank of India
Citibank N.A.
HDFC Bank Limited
ICICI Bank Limited
Standard Chartered Bank
State Bank of India
State Bank of Saurashtra

Registered Office

P.O. Petrochemicals
Vadodara 391 346, Gujarat, India
Tel:(0265) 3067 221 - 30
Fax: (0265) 3067 333
Email: InvestorRelations.Corpo@ipcl.co.in
Internet: http://www.ipcl.co.in

Manufacturing Facilities

Gandhar Complex
P. O. Dahej
Bharuch 392 130, Gujarat

Nagothane Complex
P.O. Petrochemicals Township,
Nagothane
Raigad 402 125, Maharashtra

Vadodara Complex
P. O. Petrochemicals
Vadodara 391 346, Gujarat

Registrars & Transfer Agents

Karvy Computershare Private Limited
46, Avenue 4, Street No. 1, Banjara Hills,
Hyderabad 500 034, India
Tel: +91-040 2332 0666, 2332 0711
2332 3031, 2332 3037
Fax: +91-040 2332 3058
Email: mailmanager@karvy.com
Internet: http://www.karvy.com

Chairman's letter to Shareholders



Dear Shareowners,

With Indian Petrochemicals Corporation Limited (IPCL) completing three years under the management of the Reliance Group, I have pleasure in highlighting the fact that net profits have multiplied more than seven-fold; from Rs. 107 crore (US$ 22 million) in the year 2001-02 to Rs. 786 crore (US$ 180 million) in the year 2004-05. The last year alone saw an increase in net profits by 188% on revenues of Rs.9,386 crore (US$ 2,146 million).

This seven-fold increase in net profit and associated shareholder returns, was possible by an accent on significant improvements in operational and labour productivity, synergistic integration with Reliance operations and prudent financial management. An early phase of a cyclical upswing in petrochemical markets in the last year also contributed to IPCL's stellar profit performance. As a result, the Board of Directors of IPCL have recommended to raise the dividend rate to 45% from 25% paid last year. This is the highest dividend ever in IPCL.

During the year, the entire energy value chain was marked by an upswing. Global economic recovery, combined with strong domestic and overseas demand, created conditions for robust operating rates and earnings. Global polymer demand at 5% outpaced capacity growth at 2.8% and exerted pressure on prices.

However, on the cost front, IPCL had to contend with high input costs, specifically for naphtha and propane, as a consequence of high crude oil prices.

Over the last few years, IPCL has been gaining ground in international markets, consequent to greater global competitiveness. Exports of manufactured products evidenced this trend, showing a sharp rise of 154% to Rs. 1,638 crore (US$ 374 million) in the year 2004-05.

The next two years will continue to see low addition to petrochemical capacities globally. This has the potential to translate into higher operating rates and margins, on the expectation of continued buoyancy in economic growth rates in leading economies in the world. IPCL has the benefits of integration, a diverse product range, high operating rates and low cost position to gain from this economic and market context.

I would like to take this opportunity to express my gratitude to each one of you for your unstinted faith, support and confidence and look forward to further growing IPCL from strength to strength.

With best wishes,
Sincerely

Mukesh D. Ambani
Chairman

April 26, 2005

Notice

Notice is hereby given that the Thirty-sixth Annual General Meeting of the Members of Indian Petrochemicals Corporation Limited will be held on Monday, June 27, 2005 at 2.00 p.m. at the Company's R & D Auditorium, P.O. Petrochemicals, Vadodara 391 346, Gujarat to transact the following ordinary business:

1. To consider and adopt the audited Balance Sheet as at March 31, 2005, Profit and Loss Account for the year ended on that date and the Reports of the Board of Directors and Auditors thereon.
2. To declare a dividend on Equity Shares.
3. To appoint Directors in place of those retiring by rotation.
4. To appoint Messrs Deloitte Haskins & Sells, Chartered Accountants and Messrs Chaturvedi & Shah, Chartered Accountants, the retiring Auditors of the Company, as Joint Auditors, who shall hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting of the Company and to fix their remuneration.

By Order of the Board of Directors

Mumbai
April 26, 2005

Shashikala Rao
Deputy Company Secretary

Registered Office:
P.O. Petrochemicals
Vadodara-391 346, Gujarat, India

NOTES:

1. **A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on a poll instead of himself and the proxy need not be a member of the Company. The instrument appointing proxy should, however, be deposited at the Registered Office of the Company not less than forty-eight hours before the commencement of the Meeting.**
2. Corporate Members intending to send their authorised representatives to attend the Annual General Meeting are advised to send a certified copy of the Board Resolution authorising their representatives to attend and vote at the Meeting.
3. Re-appointment / Appointment of Directors:

   At the ensuing Annual General Meeting, Shri R. S. Lodha, Shri Sandeep H. Junnarkar and Shri Ramesh Inder Singh, Directors of the Company, retire by rotation and being eligible, offer themselves for re-appointment. The details pertaining to these Directors as required to be provided in terms of Clause 49 of the Listing Agreement are furnished in the Report on Corporate Governance published in this Annual Report. The Board of Directors of the Company commends the re-appointments.
4. Members are requested to bring their Attendance Slip along with their copy of Annual Report to the Meeting.
5. In case of Joint holders attending the meeting, only such join holder who is higher in the order of names will be entitled tc vote.
6. Members, who hold shares in dematerialised form, are requested to write their Client ID and DP ID Numbers anc those who hold shares in physical form are requested to write their Folio Number in the Attendance Slip for attending the Meeting.
7. (a) The Company has already notified closure of Register of Members and Share Transfer Books from Saturday, May 14, 2005 to Saturday, May 21, 2005 (both days inclusive) for ascertaining the Shareholders entitled to receive dividend, if declared at the meeting.

   (b) Dividend on equity shares, if declared at the Annual General Meeting, will be paid on or after June 27, 2005 to those Shareholders whose names appear on the Company's Register of Members on Friday, May 13, 2005. In respect of shares held in dematerialised form, the dividend will be paid on the basis of beneficial ownership as per details furnished by National Securities Depository Limited and Central Depository Services (India) Limited, as at the end of business on Friday, May 13, 2005 for this purpose.

   (c) Members may please note that the Dividend Warrants are payable at par at the designated branches of the Bank printed on the reverse side of the Dividend Warrant for an initial period of three months only. Thereafter, the Dividend Warrant on revalidation, is payable only at limited centres / branches of the said Bank. The Members are therefore advised to encash Dividend Warrants within the initial validity period.
8. (a) In order to provide protection against fraudulent encashment of the warrants, members holding shares in physical form, are requested to intimate Karvy Computershare Private Limited, the Company's Registrars & Transfer Agents, under the signature of the Sole/First Joint holder, the following information for printing on the Dividend Warrants:

   i) Name of the Sole/First Joint holder and the Folio Number

   ii) Particulars of Bank Account namely

      a) Name of the Bank

      b) Name of the branch

      c) Complete address of the Bank with PIN Code Number

      d) Account type, whether Savings (SB) or Current Account (CA)

      e) Bank Account number allotted by the Bank

(b) Shareholders holding shares in dematerialised form may please note that their Bank Account details as furnished by the respective Depositories to the Company, will be printed on their Dividend Warrants as per the applicable regulations of the Depositories and the Company will not entertain any direct request from such members for deletion of / change in such bank details. Further, instructions, if any, already given by them in respect of shares held in physical form will not be automatically applicable for payment of dividend in respect of shares held in dematerialised form.

Members who wish to change such Bank Account details are therefore requested to advise their Depository Participants about such change, with complete details of Bank Account.

9. Electronic Clearing Service (ECS) Facility:

With respect to payment of dividend, the Company provides the facility of ECS to all shareholders, holding shares in dematerialised and physical form, residing in the following 18 (eighteen) cities:

Ahmedabad, Bangalore, Bhubaneshwar, Chandigarh, Chennai, Coimbatore, Guwahati, Hyderabad, Jaipur, Kanpur, Kolkata, Mumbai, Nagpur, New Delhi, Patna, Pune, Thiruvananthapuram and Vadodara.

Members holding shares in the physical form and desire payment of dividend through ECS for the year 2004-05 should lodge their request with Karvy Computershare Private Limited on or before June 11, 2005.

10. The Company has already transferred all unclaimed dividends declared up to the financial year ended March 31, 1995 to the General Revenue Account of the Central Government as required under the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978.

Shareholders who have so far not claimed or collected such dividends up to the aforesaid financial year are requested to claim their dividends from the Registrar of Companies, Gujarat, ROC Bhavan, Opp. Rupal Park, Near Ankur Bus Stop, Naranpura, Ahmedabad 380 013, Tel no. +91-079-2743 8531, Fax no. +91-079-2743 8371, E-mail: roc_ahm@sb.nic.in by making an application in the prescribed form, attached to the Shareholders' Referencer provided in the Annual Report.

11. Unclaimed / unencashed dividend for the financial years ended on March 31, 1996 and March 31, 1997 have been credited to the Investor Education and Protection Fund (IEPF) by the Company.

12. Pursuant to the provisions of Sections 205A and 205C of the Companies Act, 1956, dividend for the financial year March 31, 1998 and dividends declared thereafter, which remain unclaimed for a period of seven years, will be transferred by the Company to the IEPF pursuant to Section 205C of the Companies Act, 1956.

Financial year Ended	Date of declaration of Dividend	Last date for claiming unpaid dividend
31.03.1998	29.09.1998	28.09.2005
31.03.1999	29.09.1999	28.09.2006
31.03.2000	28.09.2000	27.09.2007
31.03.2001	27.09.2001	26.09.2008
31.03.2002	27.09.2002	26.09.2009
31.03.2003	13.06.2003	12.06.2010
31.03.2004	12.06.2004	11.06.2011

Members who have not so far received/encashed Dividend for the aforesaid years are requested to seek issue of duplicate warrant(s) by writing to the Company's Registrars & Transfer Agents, Karvy Computershare Private Limited immediately.

Members are requested to note that no claims shall lie against the said fund or the Company in respect of any amounts which were unclaimed and unpaid for a period of 7(seven) years from the dates they first became due for payment and no payment shall be made in respect of any such claims.

13. Non-resident Indian shareholders are requested to inform Karvy Computershare Private Limited immediately of :

    (a) The change in the residential status on return to India for permanent settlement;

    (b) The particulars of Bank Account maintained in India with complete name and address of the Bank, if not furnished earlier.

14. Members who hold shares in physical form in multiple accounts in identical names or joint accounts in the same order of names are requested to send the share certificates to the Company's Registrars and Transfer Agents, Karvy Computershare Private Limited for consolidation into a single account.

15. Members are advised to refer to the 'Shareholders' Referencer' provided in the Annual Report.

Management's Discussion and Analysis Report

Forward - Looking Statement

This report contains forward-looking statements, which may be identified by their use of words like 'plans', 'expects', 'will', 'anticipates', 'believes', 'intends', 'projects', estimates', or other words of similar meaning. All statements that address expectations or projections about the future, including but not limited to statements about the Company's strategy for growth, product development, market position, expenditures and financial results, are forward-looking statements. Forward-looking statements are based on certain assumptions and expectations of future events. The Company cannot guarantee that these assumptions and expectations are accurate or will be realized.

The Company's actual results, performance or achievements could thus differ materially from those projected in any such forward-looking statements. The Company assumes no responsibility to publicly amend, modify or revise any forward looking statements, on the basis of any subsequent developments, information or events.

Overall Review

In 2004-05, economic conditions improved and demand of petroleum and petrochemical products strengthened despite global crude oil prices remaining at all time highs during the year. Increase in global demand of petrochemical products outpaced increase in supplies and polymer prices entered into a new upcycle. Domestic demand of petrochemicals too strengthened, resulting in increased operating rates and earnings. We believe we are now entering into what could be a long and strong earning period for our industry. IPCL is positioned to take maximum benefit from the cyclical upswing to deliver substantially more value to its shareholders over a longer period of time.

Financial year 2004-05 was the third year of IPCL's operations under the Reliance management. The initiatives introduced to increase capacity utilization, reduce operating costs, improve financial management and enhance overall productivity and efficiency have resulted in continuous improvement in financial and operating performance year on year.

During the year, IPCL's turnover increased to Rs. 9,386 crore (US$ 2,146 million) which is 4% higher over last year. Net Profit increased to Rs. 786 crore (US$180 million) which is 188% higher over last year. The Net Profit has increased from Rs. 107 crore in FY 01-02 to Rs. 786 crore in FY 04-05, reflecting an increase of 7.34 times, after Reliance acquired management control in June 2002. The outstanding debt including the lease liability reduced 53% during the year resulting in 61% reduction in interest cost. During the year, IPCL's manufacturing Complexes at Vadodara, Nagothane and Gandhar recorded increases of 6%, 22% and 11% in production of major products respectively. IPCL's energy index, which measures energy consumed per unit of production decreased by 9% to 3.31 MMKcal/MT due to improvement in fuel efficiency.

Financial Review

IPCL's turnover for the year ended March 31, 2005 increased to Rs. 9,386 crore (US$ 2,146 million), against Rs. 9,019 crore i the previous year, registering a growth of 4%.

Turnover includes sale of traded products of Rs. 68 crore (US$ 16 million), compared to Rs. 2,224 crore in the previou year.

Net Turnover for the year, excluding excise duty recovered on sales and sale of traded products increased 38% to Rs. 8,13 crore. The increase reflects the impact of an increase of 28% i product selling prices and 10% in sales volume.

Domestic sales of products manufactured by IPCL accounted for 80% of turnover excluding trading sales.

Export of products manufactured by IPCL was Rs. 1,638 crore (US$ 374 million) compared to Rs. 644 crore in the previous year, an increase of 154%.

IPCL's operating profit (PBDIT) for the year was Rs. 1,756 crore (US$ 401 million) compared to Rs. 1,251 crore in the previous year, an increase of 40%.

IPCL's operating margin (excluding other income) for the yea was at 21.02% compared to 20.60% in the previous year as increase in product prices during the year was offset by increase in raw material prices on account of high crude oil prices globally resulting in high Naphtha and Propane prices.

Other income for the year was Rs. 132 crore (US$ 30 million), compared to Rs. 101 crore for the previous year.

Interest expense for the year stands reduced by 61% to Rs. 87 crore (US$ 20 million), primarily due to reduction in outstanding debt.

Depreciation for the year was higher by 7% at Rs. 506 crore (US$ 116 million), compared to Rs. 472 crore for the previous year, due to depreciation on assets capitalised during the year.

Profit before non-recurring item (Voluntary Retirement Scheme) and tax increased 127% to Rs. 1,088 crore (US$ 249 million) from Rs. 480 crore in the previous year.

During the year, there was an extraordinary, non-recurring expense of Rs. 62 crore (US$ 14 million) on account of the settlement relating to the Voluntary Retirement Scheme implemented during the year as a result of which 680 employees opted for early retirement.

As per Accounting Standard (AS-28) on "Impairment of Assets" issued by the Institute of Chartered Accountants of India, the Company during the year carried out an exercise of identifying the assets that may have been impaired in accordance with the said Accounting Standard. The Company has identified fixed assets of two units, as impaired, mainly on account of economic performance and alternative viability of such assets and accordingly an impairment loss of Rs. 20 crore has been charged to the Profit and Loss Account.

Cash profits increased to Rs. 1,426 crore (US$ 326 million), compared to Rs. 801 crore for the previous year, registering a growth of 78%.

Net profit for the year recorded an increase of 188% to Rs. 786 crore from Rs. 273 crore in the previous year.

IPCL's paid up equity share capital stood at Rs. 249 crore (US$ 57 million).

Earnings Per Share (EPS) is Rs. 31.65 (US$ 0.72) and Cash Earnings Per Share (CEPS) is Rs. 57.45 (US$ 1.31).

A dividend of 45% has been proposed, subject to the approval of the Shareholders. The corresponding dividend payout will be Rs. 112 crore (US$ 26 million). In addition, tax (inclusive of surcharge and education cess) of Rs. 16 crore is payable by the Company on distribution of dividend.

Capital expenditure during the year was Rs. 147 crore (US$ 34 million), primarily on account of minor expansions and renewal of assets.

IPCL contributed a total of Rs. 1,897 crore (US$ 434 million) to the national exchequer in the form of various taxes.

Resources and Liquidity

IPCL's primary liquidity requirements have been to finance its working capital needs and its capital expenditures. To fund these costs, IPCL has relied on cash flows from operations and short-term borrowings.

IPCL meets its working capital requirements through commercial credit lines provided by Indian and foreign banks. The credit lines are fixed annually and renewed on a quarterly basis. In addition, IPCL issues short term debt in the form of commercial paper, fixed and floating rate bonds in Indian Rupees and foreign currency non-resident borrowing loans.

IPCL's long-term debt is rated "AA" and short-term debt is rated P1+ by CRISIL.

IPCL's gross debt was Rs. 760 crore (US$ 174 million) on March 31, 2005 compared to Rs. 2,166 crore on March 31, 2004, registering a decline of 65%. IPCL's gross debt equity ratio including long term and short-term debt as on March 31, 2005 stood at 0.43 as against 1.19 on March 31, 2004.

The Company's long-term debt as on March 31, 2005 stood at Rs. 687 crore (US$ 157 million). Of this debt, 70% represented foreign currency denominated debt.

Business Review

Polymers

IPCL's polymer business encompasses commodity plastic namely Polypropylene (PP), Polyethylene (PE) and Poly Vinyl Chloride (PVC).

In 2004, global polymer demand grew at 5% (more than the world GDP growth rate of approximately 4%) whereas capacity growth was estimated to be 2.8% pushing the prices upward.

Overall, consumption of polymers in the country increased by 4% during the year compared to increase of 12% during the last year. Growth in PE and PVC consumption was relatively moderate on account of high prices while PP consumption registered a healthy growth rate of 9%.

IPCL's polymer production increased 14% during the year to 1,186 KT.

All the PP plants of IPCL operated well above their rated capacities and production was 272 KT, 23% higher than FY 03-04.

Domestic PP industry is poised to grow at 9% and domestic consumption is forecast at 1.31 MMTA during FY 05-06. PP producers will continue to operate above rated capacities.

All the PE plants of IPCL operated at around 100% of the rated capacities. Production was 603 KT, which was 15% higher than those achieved in FY 03-04.

India's per capita PE consumption at 1.4 kg p.a. is well below the world's average per capita consumption of 9.7 kg p.a. There is very high potential for growth of PE consumption in the country and the market is poised to grow at a healthy rate of around 10% during FY 05-06. During FY 05-06, domestic plastic industry is expected to consume more than 1,650 KT of Polyethylene. Major areas of growth are films for retail packaging and pipes for the infrastructure sector.

During the year, IPCL had produced 247 KT of PVC from both its sites viz, Gandhar & Vadodara, which was marginally higher than FY 03-04.

Increasing emphasis on infrastructure, housing, drinking water, sanitation projects etc. will generate sizeable demand for PVC. Thrust on agriculture and infrastructure development in Union Budget 2005-06 will provide impetus to domestic demand for PVC. Consumption is likely to grow at 10% during FY 05-06 and is expected to touch one million tonne mark.

PBR

Polybutadiene Rubber (PBR) production increased by 14% to 64 KT. Domestic demand growth of 8% for PBR was in line with the automobile / tyre industry growth rate. Increased highway speeds and radialisation will enhance synthetic rubber consumption. Natural rubber deficit will also be in favour of synthetics.

Cracker Products

IPCL operates one naphtha based Cracker at its Complex at Vadodara and two gas based Crackers one each at its Complexes at Gandhar and Nagothane.

During the year, production of cracker products viz. Ethylene, Propylene, Butadiene and Benzene increased 16% to 1,386 KT. Ethylene production increased 14% to 951 KT, Propylene production increased 23% to 320 KT and Butadiene production increased 11% to 62 KT.

Chemicals

IPCL chemical business mainly consists of downstream products like Benzene, Caustic Soda and Linear Alkyl Benzene (LAB).

During the year, IPCL's Benzene production was 53 KT, which represents an increase of 20% over previous year. The supply of Benzene in Asia remained tight during FY 04-05 due to operating problems in various Benzene plants in the region. Styrene and Phenol growth in Asia will propel the need for fresh capacity additions in Benzene. It is estimated that demand will outstrip supply starting from 2005 with maximum deficit in 2006. Prices are expected to remain firm due to high crude oil price and Asian supply demand imbalance.

During the year, IPCL's Caustic Soda production was 159 KT. Domestic industry depended more on local suppliers of Caustic, as import sources dried out. With no new capacities estimated to hit the market till end 2006, supply demand imbalance is likely to keep price and Electro Chemical Unit (ECU) cash margins high. Driven by additional demand for chlorine in Ethylene Di-Chloride (EDC) and agrochemicals sectors and also for Caustic Soda in Alumina, Indian players are expected to increase capacity by 300 KT through 2005-06. Growth in consumption is expected at 6% given the prospects of textile, dyes, paper and alumina sectors in the Indian context. IPCL would embark on re-membraning and re-coating of its cells, in order to re-condition the plant for higher production targets.

IPCL's LAB production decreased 11% to 48 KT during the year due to shortage of raw material Kerosene. The domestic LAB demand grew by 3.5% during the year in line with the growth in the downstream detergent sector. A new LAB capacity of 120 KT was commissioned in India during August 2004 reducing the domestic market share of all the existing LAB players including IPCL. The attractive value propositions currently offered by detergent manufacturers in the highly competitive downstream sector are expected to boost the detergent consumption in the country. This augurs well for future LAB demand growth in the domestic market. IPCL is gearing up to increase export volumes further by improving product quality and broad-basing export territories in the coming years.

Fibre Intermediates

As a result of de-bottlenecking of capacity during the year, operating rate of Ethylene Oxide (EO) / Ethylene Glycol (EG) plant at Gandhar Complex has improved from 125% to 157%. IPCL's Mono Ethylene Glycol (MEG) production increased by 21% to 242 KT. MEG supply position in the international market continues to be fundamentally tight. New capacities coming up during the year may not be sufficient to match the demand growth.

Opportunities

Improving global economies and the high GDP growth rates projected for the country will lead to growth in consumption of petrochemical products. Despite sustained growth of petrochemical units in the country, India's consumption of polymer products still remains very low on a per capita basis. This reflects significant potential for continued demand growth in future. Future demand will be driven by substitution of alternate materials and new product applications.

Global addition of new capacities is envisaged to be relatively lower in the next two years. This may translate into higher operating rates and higher prices for petrochemical units in the Asian region. India may also derive benefits of any potential improvement in margins as domestic prices are linked with international prices.

The Company, with its global scale and integration of operations and extensive marketing and distribution network is ideally positioned to benefit from the growing domestic market for petrochemical products.

Challenges

In the liberalized economic environment, the Company faces challenge from domestic and international competitors in the market place. However, it is expected that the improved business strategies and globally competitive cost positions will enable the Company to maintain the operating margins and successfully compete in the market.

Outlook

The Petrochemical business, which accounts for the core of IPCL's business portfolio, is global in nature. The outlook for margins and profitability thus depends in large measure upon the overall global economic outlook, the global demand-supply scenario and trends in feedstock and product prices.

In the coming year, general improvement in global economies will lead to higher growth rates. It is projected that incremental demand of polymers will outstrip incremental supply, which will lead to high capacity utilization rates. Domestic producers will benefit from improvement in petrochemical margins globally.

Risks and Concerns

The Company derives over 80% of its revenues from the domestic market and is potentially exposed to any risks of a significant impact on the Indian economy. A significant slow down in the demand in the global markets affects the demand supply dynamics and prices for petrochemical products.

Unfavourable trends in import tariffs on key raw materials and products may adversely impact the cost structure and/or selling prices of products in the domestic markets, thereby potentially affecting margins. However, the impact of further import tariff reductions on IPCL's products is not likely to be material in the future, as import tariffs on major products have already been significantly reduced compared to historic levels.

IPCL currently prices most of its products below the import parity price levels, which adds to the Company's pricing flexibility in the event of import tariff reductions.

Natural Gas forms a major component of IPCL's raw material and fuel cost. Any increase in natural gas price and / or decrease in natural gas quantities supplied to IPCL may affect the Company's margins. The Company is exploring various avenues to increase the availability of gas feedstock and reduce its dependence on expensive raw materials.

The Company continues to follow a suitable strategy to modify its risk profile by eliminating and significantly reducing key business risks.

Adequacy of Internal Controls

The Company has a proper and adequate system of internal controls to ensure that all assets are safeguarded and protected against loss from unauthorised use or disposition and that transactions are authorised, recorded and reported correctly.

The internal control systems are supplemented by an extensive programme of internal audits, review by management, guidelines and procedures. The internal control systems are designed to ensure that the financial and other records are reliable for preparing the financial statements and other data and for maintaining the accountability of assets. The use of SAP financial and business management systems, which provide a high level of system based checks and controls, have helped in improving efficiency and effectiveness of the Company's internal control systems. The Company has an independent internal audit system, covering on a continuous basis, the entire gamut of operations and services spanning all locations, business and functions. In addition to the internal audit team, the Company has also appointed an international professional firm for internal audit. The internal audit functions include evaluation of all financial, operating and information technology system controls. The internal audit findings and recommendations are reviewed by the top management and the Audit Committee of the Board.

Energy Conservation

The Company has adopted energy conservation as its corporate strategy and ensures that the scarce energy resources are utilised in a most efficient manner. The consumption of energy in all its forms is closely monitored and corrective actions undertaken immediately to utilise the energy in the most optimal manner. Productivity improvements in the existing plants have resulted in reduction of energy consumption. The captive power plant operation is continuously benchmarked on a monthly basis with a view to make continuous improvements in the efficiency. With greater focus and proactive action taken by the Company, the specific Energy Index of the Company has come down to 3.31 MMKcal per MT of product from the earlier 3.65 MMKcal per MT of product.

During the year, the focus was on maintaining the efficiency improvement of rotating machinery, boilers and heaters and reduction in Energy losses identified through Energy audits.

The Company's Gandhar Complex had received an award for Excellence in Natural Gas Conservation in Petrochemical sector instituted by Gas Authority of India Limited (GAIL) for 2003-04.

Research and Development

IPCL's R&D center has continued to focus on monetising intellectual property for creating a sound return on R&D investments while continuously taking up fresh initiatives in order to profitably harness vast opportunities existing within the Group.

Prime focus during the current year was towards commercial scale implementation of process/products developed during the last year. An indigenously developed catalyst for the production of Butene-1, a co-monomer in Polyethylene production has been commercially proven in the Nagothane Complex. This development has not only replaced the requirement of imported material, but also may open up new business potential for this high technology material.

A major milestone in catalyst technology was achieved by commercializing a highly selective Zeolite based catalytic process developed by R&D last year for Para Diethyl Benzene manufacture. This development has enabled the Company to meet the in-house requirement and opened up export potential for this valuable product. A modern facility for catalyst manufacture has been established at Nagothane Complex to consolidate Dehydrogenation Catalyst business and facilitate Company's entry into other petrochemical catalyst areas.

A cost effective and novel process for removal of fluoride from an effluent plant has been commercialized, enabling not only maintaining statutory pollution control norms, but also with potential for recovery and reuse of water. Through extensive structure-performance studies on Polypropylene homo and co-polymers and in close co-operation with Plant Operations Group, new Biaxially Oriented Poly Propylene (BOPP) grades were developed leading to mopping up the market occupied by imports. Similarly, studies on the large blow molding grades of High Density Poly Ethylene (HDPE) contributed to the improvements in the product quality and market acceptability.

Artificial neural network based methodology to design and train models to infer Mooney viscosity from process variables has been developed and tested. The Model has been transferred to plant for day-to-day monitoring and timely corrective actions.

Development of new grades of Polyolefins (BOPP) and up-gradation of existing products ICP and HDPE (LBM) have been given major attention, in close association with the Polymer Plants and Product Application Groups.

Quality

The Company continues to take quality improvement measures for the entire range of its products and services with an objective to meet the customers' requirement and satisfaction. Besides maintaining ISO-9001-2000 certification for all major manufacturing units of Vadodara Complex, the Company has obtained ISO-9001-2000 certification for the entire business and services of Nagothane Complex during the year. The Company has drawn plans to obtain such certification for the entire Vadodara and Gandhar Complexes during the next financial year.

The most significant quality initiative undertaken by the Company is the introduction of Six Sigma concept in all its manufacturing businesses during the financial year. The Company has drawn plans to execute the first cycle of Six Sigma projects in the next financial year as part of strengthening customer satisfaction level for all its products and services.

The Company has well-equipped Quality Assurance and Quality Control laboratories at all locations. The laboratories are facilitated with State-of-the Art microprocessor controlled instruments of international standards to meet in-house testing requirements for quality control on raw materials, intermediates and finished products and investigating customer complaints.

All the analytical laboratories follow the most advanced trends in analytical area and provide reliable services to meet the customer needs.

During the year, the quality control laboratories provided excellent analytical support to plant operations through the in-house developed on-line web enabled Laboratory Information Management System (LIMS) to manufacture products meeting the customer requirements.

Health

Providing modern medical services to its employees is a priority area for the Company. The occupational health and family welfare centers established in all the three Complexes of the Company serve the health care needs of employees and their families. Occupational health education, by way of lectures at Learning Centre and Safety Centre, were carried out during the year. A new project, CASHE (Change Agent for Safety, Health & Environment) was successfully implemented in all three units to prevent occupational health incidences.

Periodical medical examination of all employees was carried out during the year. Programmes such as Blood Donation Camp, Health Check- up Camp for Children, School Health Check-up, Dental Health Check-up and Adolescent Health Lectures, Pulse Polio Immunization, Primary Vaccination and other specialist services provided in the Township Medical Units are some of the major initiatives undertaken during the year.

Safety

The Company accords highest priority in maintaining the best safety practices and standards. The safety management system, which is in place, is constantly being reviewed and updated on continuous basis to strengthen the system in line with global standards.

The Company's Safety Management system was evaluated by Dupont, USA, a company of international repute, based on which, improvement plans for further strengthening the system have been drawn. The Company's commitment towards Health, Safety and Environment (HSE) has been clearly stated in the HSE policy of the Company.

Various units of the Company have achieved the following awards on Safety during the year:

1) Vadodara Complex received the State Safety Award from Gujarat Safety Council and Directorate of Industrial Safety & Health, Gujarat State - A Rotating Trophy for the Best Safety Performance for the year 2003.
2) Nagothane Complex secured the Longest Accident Free (5.53 MMH) period safety award for the year 2003 from the National Safety Council, Maharashtra State.
3) Gandhar Complex received a Certificate of Honour from Gujarat Safety Council, Vadodara for achieving accident free 3 Million hours operation during the year 2003.
4) Gandhar Complex received 3 star safety rating from British Safety Council, UK.

The following programmes are pursued at all the manufacturing sites for enhancing safety at the workplace:

- Comprehensive internal and external auditing system involving national and international safety councils and external auditing organizations.
- Safety induction training to all contractors' workers at the sites.
- Frequent emergency mock drills.
- Safety quiz competitions and safety week celebrations to create safety awareness among employees.
- Well-defined team-safety performance appraisal targets.
- Monthly inter-site safety benchmarking.
- Various national level conferences /training programmes/ seminars attended by the employees to keep themselves updated with the latest development in the field of health, safety and environment.
- Leak Detection and Repair Programme (LDAR) for fugitive emissions.
- Risk assessment concept with all work permits.
- Personal Protective Equipment (PPE) compliance at work places.
- Periodic awareness programmes conducted in the nearby villages/places to explain the precautions to be taken in case of any emergency arising out of complex.
- Change Agent for Safety, Health and Environment (CASHE) projects to prevent occupational health incidences.

The Company has drawn plans to obtain OSHAS 18001 certification for Nagothane and Gandhar Complexes in the next financial year.

Environment

The Company is conscious of its responsibility towards creating, maintaining and ensuring safe and clean environment. The Company has a strict monitoring system in place at its manufacturing units to ensure strict adherence to all regulatory requirements and guidelines at all times. The Company believes in strict compliance with all applicable rules and regulations, effective environmental management systems, maximizing resource utilization and reduction in waste generation for ensuring highest care and respect for the environment. The Company has implemented a novel environmental rating (Green Card) System for plants at Vadodara Complex to integrate manufacturing with environment. It has made plans for implementation of such rating system at Gandhar Complex as well. Vadodara Complex received the Greentech Environmental Excellence award 2003-04 for the development and implementation of this innovative Green Card Rating system.

Nagothane Complex has introduced Zero Garbage Scheme for solid waste disposal during the year. ISO-14001 certification of Vadodara and Nagothane Complexes was maintained during the year. The Company has made plans to obtain ISO-14001 certification for Gandhar Complex in the next financial year.

Human Resource Development

The Company regards its human resources as one of its prime resources. A continuous effort for improving contribution of its human resources towards attainment of organizational goals has been the area of focus. Fiscal 2004-05 was a year for stabilization and consolidation in the process of change management, growth and development. The human resource processes and systems are being geared for business focussed and competency driven performance.

IPCL's employee strength as on March 31, 2005 was 11,088 as compared to the strength of 11,294 as on March 31, 2004.

Number of employees with professional qualification:

Qualification	No. of Employees
Ph.D	48
Engineers	1,064
MBAs	143
CA/ACWA/CS/IAAS/MFM/SAS/LLB	70

Training & Development: The Company believes in development of its human resources in the areas of knowledge, skills and behavioural competencies in order to meet the ever-changing needs and new challenges. The Petrochemical Management Development Institute (PMDI) at Vadodara and Learning Centers at all the three Complexes acted as facilitator in the process of training and development.

3,372 Supervisory and 5,883 Non-Supervisory employees were covered through large number of in-house programmes and external nominations. Training also included strategic management interventions such as Six Sigma and training on human behaviour assessment skills. In all 12,255 participants including 587 VRS applicants, benefited by various training programmes conducted during the year.

Enterprise Resource Planning - SAP HR: Implementation of Personnel Administration (PA)/Organizational Management (OM), Payroll, Time Modules and Employees Self Service (ESS) portal has resulted in efficient data support for decision-making.

Performance Management System (PMS) : First evaluation through Key Result Area based Appraisal System is completed under new Performance Management System (PMS).

Self Development Module (SDM) : In the first phase of implementation of this self training need identification and learning tool at Nagothane Complex, an average of 64 hours of training per employee has been achieved. At Vadodara Complex, SDM is in the process of being launched.

Skill Development : Under this scheme, about 140 unskilled employees have been trained to take up skilled jobs.

Competency Mapping and Development Centre : Competency model for all executive levels has been prepared. Training of human behaviour assessors has been completed. Setting up of development centers for assessment of competencies, identification of gaps and charting out further interventions is in progress.

Voluntary Retirement Scheme(VRS) : A Voluntary Retirement Scheme was announced in February, 2005. Applications of 680 VRS applicants have been received and 587 applicants have already been relieved on March 31, 2005.

Training for awareness on Six Sigma: 450 executives have been trained across all locations to generate awareness on Six Sigma initiatives.

Employee Relations: Employee relations during the year continued to be cordial and peaceful.

Social Responsibility and Community Development

Corporate Social Responsibility is an intrinsic part of organizational vision, as responsible behaviour leads to sustainable business performance.

It has been our aim to make a difference in qualitative terms to the life of the village communities surrounding our three Complexes at Vadodara, Nagothane and Gandhar respectively through various initiatives in the areas of education, health, agriculture, employment generation and infrastructure development. This is being undertaken directly by the Company at its three Complexes, as well as through legally constituted trusts and welfare bodies.

Various activities undertaken by the Company in the area of education include providing note books, exercise books, school bags, uniforms, foot-wear to about 1,800 school-going children from SC/ST community of adjacent villages and also to the children of Tribal villages of Pipaldi at the Chotaudepur area of Vadodara District. Scholarships of Rs. 5,000/- per annum per student have been awarded to 21 students from SC/ST community pursuing BE/MBA degree in the State of Gujarat. Under the Kindergarten Equipping Programme "anganwadies" have been equipped with swings, super-slides, see-saw and rockers for recreation of village children. Some other measures include distribution of reading-material / study-material at the primary school at Raika and computer training programmes at Karodia, Undera, Bajwa, Koyali and Sherkhi villages in Vadodara District.

A water - tank was constructed at a school in Karodia Village. The Company has also undertaken the construction of a compound wall and electrical re-wiring at the Public Health Center at Koyali village, in the outskirts of Vadodara city. The Company has also taken steps to upgrade infrastructure to include construction of a room at the crematorium in Koyali.

The Company has carried out the following civil works in the city of Vadodara namely providing a facelift to the Jetalpur underpass by renovating the under-bridge in the city and also development and maintenance of a garden at the city's airport at Harni.

IPCL has promoted a unique industry neighbourhood harmony experiment near Vadodara by forming Society for Village Development in Petrochemicals Area (SVADES). The Society is funded primarily by IPCL with contributions from other public and private companies located in the vicinity. The Society, after detailed survey and discussions with beneficiaries, has taken up several activities in the area of sanitation, school support, mahila and youth support programmes. A key area of work of SVADES is water management by construction of check dams and recharging of wells to improve the availability and quality of ground water in the area. Improving the school infrastructure, upgrading the skills of primary school teachers, promotion of youth and mahila clubs, annual Bal-Utsav programmes are some of the important area of work of SVADES.

A noteworthy feature of SVADES programmes is the involvement and active support of the community and the beneficiaries.

A new initiative this year is promotion of intensive community health awareness programmes with particular reference to HIV and other diseases.

The major Community Development initiatives undertaken at Nagothane include making payments to the "panchayat" of the following five villages at Raigadh District - Ambegar-Velshet, Zotirpad, Kahire, Kadsure and Bense, for providing civic amenities to the people of these villages. The other noteworthy contribution is providing free potable water to a large number of people living in the neighbouring villages.

Efforts in the area of education include providing study / learning material to the children of the adjacent villages.

Vocational training, such as courses in tailoring for ladies, motor-driving training for village-youth and computer training courses for eligible boys and girls of surrounding villages have also been undertaken.

Improved grade of paddy-seeds as well as fertilizers have been distributed to farmers of the region. The concept of a kitchen garden has also been disseminated amongst the villagers.

A water-resource-development programme was implemented in the region. Preventive vaccination for 510 animals was also carried out.

Activities related to promotion of education at Gandhar included distribution of books and school uniforms to children belonging to Jageshwar, New Vadia, Luara, Ambhetha, Dahej and Lakhigam villages in Bharuch district of Gujarat. A Science Centre has been set up at New Vadia village. Mobile medical van services are in operation at these villages, providing service to more than 2,500 people of the neighbourhood. Other initiatives in the area of health include setting up of eye-camp, skin disease camp, blood donation camp and a camp for the handicapped. Vocational training has been given to youth belonging to Jhagadia village in para-medical occupations such as medical assistants and training of midwives.

Other organized activities in the region include imparting of training in bread/biscuit making and supply of potable water to Jageshwar, Luara, Ambhet and Lakhigam villages in Bharuch district.

Sports Development Council (SDC)

The Company has continued to promote and encourage various sports and games through its Sports Development Council (SDC). Several national level sports events such as Ranji Trophy Cricket matches, Under-19 "Vinoo Mankad" One-Day West Zone Cricket Match between Gujarat & Mumbai, Women's International- One-day Cricket Match, India versus Australia One Day Cricket Match and Deodhar Trophy- One Day Cricket Match between North Zone and West Zone have been organized at IPCL's stadium at Vadodara.

A Table-Tennis tournament and Lawn-Tennis tournament had been organized at Vadodara. A Vadodara Rural- School Athletic Meet, as well as an Inter -State School - Athletic Meet and a Baroda District Athletic Meet were also held in the Company's Sports Complex at Vadodara. A State -level 2-day programme - Athlete's Meet for Physically Handicapped Youth was held at Vadodara wherein handicapped people from all over the State participated in a number of events.

The Annual Sports Day Celebration at Vadodara witnessed participation by a large number of members of all age groups. Women's cricket received a fillip with the first inter-complex tournament held at Nagothane Complex in February 2005.

In addition to this, SDC conducted Summer/Winter Vacation Coaching Camps for various games at Vadodara and Nagothane Complexes respectively, with financial support from Petroleum Sports Promotion Board, New Delhi. Three hundred students were given training in various games during these camps. Owing to these camps, the number of District/State/National level players from the IPCL family has increased.

Report on Corporate Governance

The Company has adopted the best practices of Corporate Governance for ensuring protection of the rights and interest of its stakeholders. The Company's broad policies of Corporate Governance viz. transparency, integrity, equity, openness, fairness and accountability are the guiding principles of the management of the Company along with focus on investor protection. The Company has taken proactive measures to periodically review and revise the corporate governance practices incorporating appropriate checks and balances at various levels of management.

1. The Company's Corporate Governance practices on various parameters are described below:

(a) Corporate Ethics & Philosophy

The Company envisions to be a globally preferred business associate with responsible concern for ecology, society and stakeholders' value. The Company is committed to ethical values and self discipline through standards of good governance based on transparency, integrity, fairness, purposefulness, trust, responsibility, efficiency, efficacy, full disclosure in its dealings, appropriate checks and balances directed at sustaining shareholders' interests, achieving financial propriety and overall organizational goals.

(b) Shareholders

- Continuous and consistent returns to shareholders.
- Prompt Investor service with appropriate internal checks.
- Code of conduct for prevention of Insider Trading to ensure protection of general shareholder rights and interests.
- Redressal of investor complaints on priority basis.
- Timely communication of important and factual information and financial results.
- Dissemination of relevant price-sensitive information of the Company for protection of shareholder value / interest.
- Service standards set up by the Company with respect to various investor related matters rank amongst the best in the country.
- Periodical reminders sent to shareholders requesting them to claim their dividend, lying in the Unpaid Dividend Account of the Company.

(c) Management

- The Board of Directors of the Company comprises of an appropriate mix of Promoter and Independent Directors ensuring a strong sense of independence and commitment.
- An integrated system has been developed allowing sufficient freedom to the Board and Management in decision making and to innovate within the framework of effective accountability for achieving the overall organizational goals.
- Internal procedures have been devised to ensure adequate and timely disclosures meeting the reporting requirements and communication relating to corporate, financial and product information on its web site www.ipcl.co.in
- The Directors and the key personnel are persons with recognized skills, capabilities and competence in their respective areas of operation.
- Both vertical and horizontal communication is effectively practiced in the organization.
- The organizational policy for delegation of powers ensures appropriate and adequate responsibility accompanied with accountability.
- The key personnel are equipped with modern management tools / implementation through Internal and External Training Programmes.
- The Management recognises that the financial / commercial success of the Company thrives on the full commitment of its employees, and the support from its shareholders, customers, suppliers and society in general.

(d) Employees

- Continuous employee training programmes conducted for upgrading the skills and knowledge of the employees in their respective functional areas.
- Six Sigma awareness programmes conducted at all complexes.
- Employees trained in thrust areas such as internal customer concept, 'need to change', develop positive attitude and imbibe culture of team work.
- Conducive atmosphere, support and motivation for employee sustenance and growth.
- Good and safe working conditions, and competitive terms and conditions of service provided to promote the development, encourage involvement of employees in the planning and direction of their work and to ensure the best use of available talent.
- A number of employee welfare initiatives taken to ensure the overall well-being of the employees and their families.
- Adopted a remuneration policy which attracts and maintains talented and motivated executives and encourages enhanced performance of the Company.

(e) Customers

The Company provides highest priority and is committed to meet customers' requirements as stated in the Quality Policy of the Company. The Company has a formal mechanism for customer grievance redressal and prompt customer service.

(f) Environment

The Company's commitment to Health, Safety and Environment is visible in its policy, which reads as 'Safety of person overrides all the production targets'. The Company strives to be a leader in the field of Health, Safety and Environment. To achieve these objectives, some of the measures adopted by the Company are as under:

- Well-defined systems for carrying out process related and operational changes;
- Properly designed plans with adequate safeguards;
- Effective use of safe working procedures and practices;

- Regular review and updating of the systems and procedures;
- Imparting relevant training to connected persons;
- Periodic internal and external audits of working procedures and practices;
- Continuous monitoring of work environment and plant effluents;
- Identifying and evaluating health risks.

(g) Other Stakeholders

The Company takes cognizance of the concerns of customers, suppliers, creditors, competitors and local community and strives to meet all reasonable expectations.

(h) Society

The Company recognizes its obligation to the other constituencies of society and aims at successfully fulfilling the same.

The Corporate Responsibility Team of the Company organises various events and activities in and around the various complexes of the Company requiring participation from the general public. The interest evinced by the public in such events of the Company and the benefits that are seen and recognised as accruing to the public is a healthy indicator of the role of the Company as an important contributor to the Society. The Company hereinbelow present its Report on Corporate Governance as specified in Clause 49 of the Listing Agreement.

2. Board of Directors

A. Size and Composition of the Board:

The Board of Directors of the Company consists of 11 Directors*.

The composition and category of directors is as under:-

Category	Name of Directors
Non-Executive Chairman	Shri Mukesh D. Ambani
*Non-Executive Vice Chairman**	Shri Anil D. Ambani* (up to 20.01.05)
Non-Executive Directors	Shri Nikhil R. Meswani
	Shri Anand J. Jain
	Shri Kamal P. Nanavaty
Non-Executive Directors	Shri Ramesh Inder Singh
(Nominees of Government of India)	Shri G.S. Sandhu
Independent Non-Executive	Shri R.S. Lodha
Directors	Shri S.V. Haribhakti
	Shri Lalit Bhasin
	Shri Sandeep H. Junnarkar
Whole-time Director	Shri Sandesh K. Anand

*Consequent to the resignation tendered by Shri Anil D. Ambani, he ceased to be Director of the Company since January 20, 2005.

B. Information of Directors Appointed / Reappointed :

Brief resume of directors being appointed/re-appointed at the Annual General Meeting, the nature of their expertise in specific functional areas, names of companies in which they hold directorship and membership of the Committees of the Board and their shareholding are furnished hereunder:

Shri Rajendra S. Lodha, age 62 years, a well known Chartered Accountant was the President of Federation of Indian Chamber of Commerce & Industry (FICCI) in its Platinum Jubilee Year i.e. 2002 with the additional distinction of being the first from the professional services sector to occupy this post.

He holds Directorships in the following companies: Alfred Herbert (India) Limited, Birla Corporation Limited, City Holdings Limited (Alternative), First Capital India Limited, Hindustan Gum and Chemicals Limited, Lodha Capital Markets Limited, National Securities Depository Limited, The Punjab Produce Holdings Limited, SBI Life Insurance Company Limited, UTI Securities Limited, Vindhya Telelinks Limited, Henkel SPIC India Limited, PNB Gilts Limited, Universal Cables Limited, Mazbat Tea Estate Limited, Baroda Agents and Trading Company Private Limited, BDO Lodha (Private) Limited, East India Investment Company Private Limited, Gwalior Webbing Company Private Limited, La Crème De La Crème Services Private Limited, Mazbat Investment Private Limited, Mazbat Properties Private Limited, The Punjab Produce and Trading Company Private Limited, Swiss India Financial Services Company Private Limited, Henry F. Cockill and Sons Limited, Terriswood Limited and Mittal Steel Holdings N.V.(formerly known as LNM Holdings N.V.). He is also the Chairman of Alfred Herbert (India) Ltd., Universal Cables Ltd., Hindustan Gum & Chemicals Ltd., Vindhya Telelinks Ltd., etc. and Co-Chairman of Birla Corporation Limited. He is Trustee of Bharatiya Vidya Bhavan, U.K. and Bombay Hospital, Mumbai.

He is the Chairman of BDO Lodha (P) Ltd. He was Senior Partner of the leading accounting & consulting firm M/s. Lodha & Co. which is the Indian Member firm of BDO International (5th largest international accounting firm). He has served on the Indian Prime Minister's Council of Trade & Industry, the Board of Trade, the Central Direct Taxes Advisory Committee etc. He is a Director on the Board of the BOAO Economic Forum headquartered in China and was the first Chairman of the South Asia Business Forum sponsored by the Asian Development Bank.

Shri Lodha has served for six years on the Central Board of the State Bank of India as well as on its Executive Committee. He was also on SEBI's Committee on Takeover Code Review, on Corporate Governance and on Disclosure in Offer Documents. A gold medallist in his C.A. exams, he was the President of the Indian Council of Arbitration, the Indian Chamber of Commerce, Calcutta, as well as the FICCI Socio Economic Development Foundation.

He is regarded as a pioneer in acting as the Advisor to prestigious GDR/Euro Issues in excess of US$1 billion for several Indian Corporates. He has personally supervised the Statutory Audit of several of the largest organizations including *inter-alia* RBI, LIC, IOC, ICICI, ONGC, SAIL, IFCI etc. He has served on the Board of Directors of the Bank of India, SIDBI, Oriental Insurance Co. Ltd., TFCI, Hindalco etc. and as a Trustee of the Unit Trust of India. He was Member of the Working Group set up by the Government on Accounting Standards set up under the Companies Act. He served till recently as Chairman of the Breach of Tariff Committee under the Insurance Act as well as on the Company Law Advisory Committee under the Companies Act.

Shri R. S. Lodha is the Chairman of the Audit Committee and a member of the Remuneration Committee of the Board of Directors of the Company. He does not hold any shares (both own or held by/for other persons on a beneficial basis) in the Company.

Shri Sandeep H. Junnarkar, age 53 years, is a solicitor and a partner of Junnarkar and Associates, Advocates, Solicitors and Notaries, Mumbai. His areas of specialisation include banking laws, corporate laws including monopolies laws, exchange control laws and securities regulations. He is a Member of the Committee of the Bombay Incorporated Law Society. He is the public representative nominee on the Disciplinary Action Committee of the Inter-connected Stock Exchange of India Limited.

He holds Directorships in the following companies: Jai Corp Limited, Reliance Industrial Infrastructure Limited, Reliance Industrial Investments & Holdings Limited, Sterlite Industries (India) Limited, Sunshield Chemicals Limited, Reliance Life Insurance Company Limited, Reliance Ports and Terminals Limited, Reliance Capital Limited, Tilaknagar Industries Limited, Ambuja Cement Eastern Limited, IL&FS Infrastructure Development Corporation Limited, Excel Crop Care Limited and Inter-connected Stock Exchange of India Limited.

Shri Sandeep H. Junnarkar is a member of the Audit Committee of the Board of Directors of the Company. He does not hold any shares (both own or held by/ for other persons on a beneficial basis) in the Company.

Shri Ramesh Inder Singh, age 55 years, is Joint Secretary (Chemicals) in the Department of Chemical and Petrochemicals, Ministry of Chemicals and Fertilisers, Government of India. He graduated from the 1974 batch of the Punjab Cadre of the Indian Administrative Services. He was conferred Padma Shree in the year 1986 for meritorious public service in the fight against terrorism, while posted as District Magistrate, Amritsar. He has held various assignments including as Principal Secretary to Chief Minister, Punjab (1997- 2001), Principal Secretary, Industries and Commerce, Punjab and Managing Director of Punjab State Industrial Development Corporation Limited and Punjab Markfed.

He holds Directorships in the following companies: Hindustan Organic Chemicals Limited, Hindustan Insecticides Limited and Hindustan Antibiotics Limited.

Shri Ramesh Inder Singh is a member of the Shareholders' / Investors' Grievance Committee of the Board of Directors of the Company. He does not hold any shares (both own or held by/ for other persons on a beneficial basis) in the Company.

C. Board / Committee Meetings

The procedures with respect to Board Meetings and the Meetings of the Committees thereof are in total compliance with the requirements of the Companies Act, 1956, the Secretarial Standards (SS-1) prescribed for Board meetings by the Institute of Company Secretaries of India, Listing Agreement with Stock Exchange(s) and other applicable laws and regulations.

a) Scheduling and selection of Agenda Items

(i) The Board Meetings are pre-scheduled to be held after the end of each financial quarter. Apart from the pre-scheduled Board Meetings, additional Meetings are convened by giving appropriate notice to address the specific needs of the Company. In case of business exigencies or urgency of matters, resolutions are passed by circulation.

The frequency of the Committee meetings depends on the respective functional and statutory requirements.

(ii) The meetings are usually held at the Company's corporate office in Mumbai.

(iii) All divisions/departments in the Company are required to plan their schedules well in advance, particularly with regard to matters requiring discussion / approval / decision of the Board / Committee. All matters requiring Board approval are communicated to the Secretarial Department in advance so that the same can be included in the Agenda for the Board / Committee Meetings.

(iv) Presentations are made to the Board / Committee on matters relating to Finance, Sales and Marketing, major business segments and matters specifically within the Committee's purview before taking on record the results of the Company for the preceding financial quarter at each of the pre-scheduled Board/Committee Meetings. The Board also notes and reviews the decisions and functions of the Committees at its meetings.

(v) The Chairman of the Board and the Company Secretary in consultation with other concerned persons in the senior management, finalize the Agenda and Notes on Agenda for the Board Meetings.

b) Circulation of Agenda and Notes on Agenda

i) Agenda and Notes on Agenda are circulated to the Directors, in advance. All material information and details for each agenda item are incorporated in the Notes on Agenda for facilitating meaningful and focussed discussions at the meeting(s). Where it is not practicable to attach supporting / relevant document(s) to the Agenda, the same are tabled at the meeting and specific reference to this is made in the Agenda.

ii) In the event that approvals for specific items arise after circulation of the Agenda, such items are included as additional or supplementary item(s) to the Agenda at the meeting(s).

c) Recording minutes of proceedings of Meetings

The minutes of the proceedings of each Board / Committee Meeting are recorded by the Company Secretary within thirty days of the conclusion of the Board / Committee meeting. After the approval of the Chairman, the draft minutes are circulated to the members of the Board/Committee for their comments.

d) Post meeting follow up mechanism

The guidelines for Board/Committee meetings facilitate an effective post meeting follow-up, review and reporting process for the decisions taken by the Board/Committees. The Action Taken Report on the decisions/minutes of the previous meeting is placed at the immediately succeeding meeting of the Board / Committee for noting by the Board/Committee.

D. Number of Board Meetings held and dates on which held:

Five Board Meetings were held during the year 2004-05. The dates on which meetings were held are April 27, 2004, July 19, 2004, October 18, 2004, January 20, 2005 and March 30, 2005.

The Company has held one meeting in every three months and the maximum time gap between any two meetings was not more than four months.

E. Attendance of Directors at Board Meetings and last Annual General Meeting (June 12, 2004)

Name of the Director	Attendance Particulars	
	Board Meetings	Last AGM
Shri Mukesh D. Ambani	5	Present
Shri Anil D. Ambani*	3	-
Shri Nikhil R. Meswani	5	Present
Shri Anand J. Jain	5	Present
Shri Kamal P. Nanavaty	5	Present
Shri Ramesh Inder Singh	3	-
Shri G.S. Sandhu	1	-
Shri R. S. Lodha	5	Present
Shri S.V. Haribhakti	3	Present
Shri Lalit Bhasin	5	Present
Shri Sandeep H. Junnarkar	5	Present
Shri Sandesh K. Anand	5	Present

*Attendance is out of four meetings, as he ceased to be a Director since January 20, 2005

F. Number of outside Directorships and Chairmanship / Membership of Committee(s) held by each Director in other companies :

Name of the Director	Number of other Directorships held[1]	Other Committee Memberships[2]	
		Member	Chairman
Shri Mukesh D. Ambani	4	1	-
Shri Anil D. Ambani [3]	2	1	-
Shri Nikhil R. Meswani	1	-	-
Shri Anand J. Jain	6	2	-
Shri Kamal P. Nanavaty	4	-	-
Shri Ramesh Inder Singh	3	2	-
Shri G.S. Sandhu	1	-	-
Shri R. S. Lodha	14	-	1
Shri S.V. Haribhakti	14	4	5
Shri Lalit Bhasin	6	5	1
Shri Sandeep H. Junnarkar	13	6	1
Shri Sandesh K. Anand	2	-	-

1 *The directorships held by the Directors, as mentioned above, do not include alternate directorships and directorships held in foreign companies, section 25 companies and private limited companies.*

2 *Details of the Committee membership / Chairmanship is in accordance with revised Clause 49 of Listing Agreement and reflects the membership / Chairmanship of the Audit Committee and Shareholders'/ Investors' Grievance Committee of other public companies.*

During the year, none of the directors was either a member of more than ten Committees or was a Chairman of more than five Committees of public companies.

3 *Consequent to the resignation tendered by Shri Anil D. Ambani, he ceased to be a Director since January 20, 2005*

G. Shareholding of non-executive directors:

The non-executive directors of the Company do not hold any shares or convertible securities of the Company, as on March 31, 2005.

3. Board Committees:

The Company has five Board Committees. These are :

I. Audit Committee

II. Remuneration Committee

III. Shareholders' / Investors' Grievance Committee

IV. Finance Committee

V. Committee of Directors for GOI Disinvestment

I. Audit Committee

The Board of Directors of the Company has constituted an Audit Committee comprising of three independent directors and one Government Nominee Director, that is, S / Shri R. S. Lodha (Chairman), S. V. Haribhakti, G.S. Sandhu and Sandeep H. Junnarkar. The constitution and composition of the Audit Committee also meets with the requirements of Section 292A of the Companies Act, 1956.

Powers of Audit Committee

(a) to investigate any activity within its terms of reference;

(b) to seek any information from any employee;

(c) to obtain outside legal and professional advice;

(d) to secure attendance of outsiders with relevant expertise, if it considers it necessary.

i) Terms of Reference

The terms of reference stipulated by the Board to the Audit Committee are, as contained in Section 292A of the Companies Act, 1956 and Clause 49 of the Listing Agreement.

ii) *Meetings and attendance during the year 2004-05*

The Committee met four times during the year. The dates on which Audit Committee Meetings were held are: April 27, 2004, July 19, 2004, October 18, 2004 and January 20, 2005. The maximum time gap between any two meetings was not more than four months.

Attendance at the Meetings of the Audit Committee held during 2004-05

Name of Director	Meetings Attended
Shri R.S. Lodha (Chairman)	4
Shri G. S. Sandhu	1
Shri S.V. Haribhakti	3
Shri Sandeep H. Junnarkar	4

The Statutory Auditors, Cost Auditors, Internal Auditors and executives of the Finance Department and Management Audit Cell attended and participated in the discussions at all the meetings of the Audit Committee.

II. Remuneration Committee

The Board of Directors of the Company had constituted Remuneration Committee comprising of three Non-Executive Independent Directors, that is, S / Shri Lalit Bhasin (Chairman), R. S. Lodha and S. V. Haribhakti. Pursuant to the resignation of Shri S. V. Haribhakti from the Remuneration Committee of the Company with effect from August 23, 2004, the Committee was reconstituted consisting of three non-executive directors S / Shri Lalit Bhasin (Chairman), R. S. Lodha and Kamal P. Nanavaty.

The Remuneration Committee has been constituted for performing, *inter-alia,* the role/ various functions as set out under Clause 49 of the Listing Agreement with the Stock Exchanges.

i) Details of Remuneration paid to Directors during 2004-05

The aggregate value of salary and perquisites for the year ended March 31, 2005, paid to Shri Sandesh K. Anand, Whole-time Director was Rs. 22,38,216/-. The breakup of the said remuneration is disclosed in Note No. 14 of Notes on Accounts of the Company stated elsewhere in this Annual Report. Shri Sandesh K. Anand was also entitled to Company's contribution to Provident Fund, Superannuation or Annuity Fund to the extent not taxable and Gratuity and encashment of leave at the end of the tenure, as per Rules of the Company.

The Company has entered into an Agreement with Shri Sandesh K. Anand which is valid up to June 3, 2007 and can be terminated by either party giving three months' prior notice in writing.

No remuneration other than sitting fees is being paid to the non-executive directors. The Company has not granted any stock options to its directors.

ii) Sitting fees paid during the year

The Company pays sitting fees to its Non-Executive Directors, other than those representing Government of India at the rate of Rs. 20,000/- for each meeting of the Board and / or Committees thereof attended by them.

The sitting fees paid during the financial year 2004-05 to the Directors are as follows:

Name of Director	Amount (Rs.)	Name of Director	Amount (Rs.)
Shri Mukesh D. Ambani	1,00,000	Shri R. S. Lodha	1,80,000
Shri Anil D. Ambani	60,000	Shri S.V. Haribhakti	1,20,000
Shri Nikhil R. Meswani	2,80,000	Shri Lalit Bhasin	1,00,000
Shri Anand J. Jain	2,60,000	Shri Sandeep H. Junnarkar	1,80,000
Shri Kamal P. Nanavaty	2,60,000	Shri G. S. Sandhu	Nil
Shri Ramesh Inder Singh	Nil	Shri Sandesh K. Anand	Nil

During the financial year 2004-05, the Company has paid Rs. 15,000/- as professional fees to Messrs Junnarkar & Associates, Advocates, Solicitors and Notaries, Mumbai of which Shri Sandeep H. Junnarkar, a Director of the Company is a partner.

III. Shareholders'/Investors' Grievance Committee

The Board of Directors of the Company has constituted a Shareholders' / Investors' Grievance Committee, comprising of S/ Shri Nikhil R. Meswani (Chairman), Anand J. Jain, Ramesh Inder Singh and Kamal P. Nanavaty. The Committee, *inter-alia,* approves issue of duplicate certificates, reviews all matters connected with securities transfers and other processes, reviews the redressal of investor complaints pertaining to transfer of shares, non-receipt of balance-sheet, non-receipt of dividends, etc. The Committee also oversees the performance of the Registrars and Transfer Agents, Karvy Computershare Private Limited ('Registrars') and recommends measures for overall improvement in the quality of investor services. The Board of Directors of the Company have delegated the powers of approving transfer of securities to the Company's Registrars under the supervision and control of the Deputy Company Secretary, subject to placing of a summary statement of transfer/ transmission, etc. of securities of the Company at meetings of the said Committee.

In pursuance of the SEBI (Prohibition of Insider Trading) Regulations, 1992, the Board has approved the Code of Conduct for Prevention of Insider Trading and authorised the Committee to implement and monitor the various requirements as set out in the Code.

The Board has appointed Ms. Shashikala Rao, Deputy Company Secretary as the Compliance Officer for complying with the requirements under Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 and the requirements under the Listing Agreement.

The total number of complaints received and resolved to the satisfaction of the shareholders during the year under review was 1,130. No complaints were pending as on March 31, 2005. 6 requests for transfers and 73 requests for dematerialization were pending for approval as on March 31, 2005 and they have been processed and updated on April 1 and 2, 2005 by the Registrars, respectively.

IV. Finance Committee

The Board of Directors of the Company has constituted a Finance Committee of Directors comprising of S/Shri Nikhil R. Meswani, Anand J. Jain, Kamal P. Nanavaty and Sandesh K. Anand. The Committee, *inter-alia,* facilitates and monitors transactions relating to investments, borrowings, security creation, banking arrangements and other finance related matters of the Company, in accordance with the powers delegated by the Board.

V. Committee of Directors for GoI Disinvestment

The Board of Directors had constituted this Committee on January 21, 2004 to facilitate the GoI Disinvestment of IPCL shares. Since the GoI disinvestment was completed in March 2004, there has been no meeting of the Committee during 2004-05.

4. General Body Meetings:

i) The location, date and time of the last three Annual General Meetings are as follows:

Year	AGM	Location	Date	Time
2001-02	33rd	Prof. Chandravadan Mehta Auditorium, General Education Centre, Opp. D.N. Hall, The Maharaja Sayajirao University of Baroda, Pratapganj, Vadodara 390 002	September 27, 2002	2.00 p.m.
2002-03	34th	As above	June 13, 2003	2.00 p.m.
2003-04	35th	IPCL's R & D Auditorium, P.O. Petrochemicals, Vadodara 391 346	June 12, 2004	2.00 p.m.

ii) The special resolutions passed by the Company at its 33rd and 34th Annual General Meeting(s) held on September 27, 2002 and June 13 2003, respectively, are as under:

Date of AGM	AGM No.	Business transacted by Special Resolution
September 27, 2002	33	Appointment of Messrs Deloitte Haskins & Sells, Chartered Accountants, as Statutory Auditors of the Company for the financial year 2002-03
		Authorizing the Board of directors to issue preference shares up to Rs. 400 crores and decide the terms of issue of such preference shares
		Adoption of new Articles of Association
June 13, 2003	34	Appointment of Messrs Deloitte Haskins & Sells, Chartered Accountants, as the Auditors of the Company for the financial year 2003-04 and to fix their remuneration
		Approving the delisting of equity shares of the Company from all or any of the Stock Exchanges at Ahmedabad, Bangalore, Kolkata, Chennai, Delhi and Vadodara

During the year 2004-05, no resolution has been passed through postal ballot. Presently, there is no proposal to pass any special resolution by postal ballot.

5. Disclosures

i. There are no materially significant related party transactions that have /may have potential conflict with the interest of the Company. Transactions with related parties are disclosed in Note No. 12 of Notes on Accounts of the Company, elsewhere in this Annual Report.

ii. There has been no instance of non-compliance by the Company on any matter related to securities of the Company during the last three years and hence no penalties or strictures have been imposed on the Company by the Stock Exchange(s) or SEBI or any other statutory authority.

iii. During the year, Shri Anil D. Ambani had raised points relating to Corporate Governance, transparency and disclosure(s) in connection with certain transactions of the Company. These transactions were reviewed and examined by the management and reported to the Board and it was observed that the transactions were not in violation of any legal provisions or Corporate Governance requirements. It was also noted by the Board of Directors of the Company that, there was no preferential treatment to any party and that the transactions were in the commercial interest of the Company.

6. Means of Communication

The Company has been sending half-yearly reports to each household of shareholders. The Company also publishes the quarterly result(s) and the official press release(s) in 'Business Standard', 'Gujarat Samachar' 'Loksatta - Jansatta' and Vadodara Samachar. The quarterly, half-yearly and annual financial results and the official press releases of the Company are posted on the Company's website (www.ipcl.co.in).

The Management's Discussion and Analysis (MD&A Report) is part of the Directors' Report and forms a part of the Annual Report and each quarterly official media release.

All price sensitive information or clarifications on the decisions of the Board are communicated immediately to the Stock Exchanges for dissemination to the Shareholders.

Annual Report, Quarterly Results, Shareholding Pattern, etc. of the Company are posted on the EDIFAR website at www.sebiedifar.nic.in

Financial results and corporate announcements are uploaded on website maintained by NSE through the NSEEII (National Stock Exchange Electronic Issuer Interface).

7. General Shareholder Information

i) Annual General Meeting (AGM)

Date and Time Monday, June 27, 2005 at 2.00 p.m.

Venue IPCL's R & D Auditorium, P.O. Petrochemicals, District: Vadodara- 391 346, Gujarat

ii) Financial Calendar *(tentative)*

Results for quarter ending

June 30, 2005	Last week of July, 2005
September 30, 2005	Last week of October, 2005
December 31, 2005	Last week of January, 2006
March 31, 2006	Last week of April, 2006
AGM	June, 2006

iii) Book Closure May 14, 2005 to May 21, 2005 (both days inclusive) for payment of dividend

iv) Dividend Payment On & after June 27, 2005 (date of AGM)

v) (a) Listing of Equity Shares Stock Exchanges at

National Stock Exchange of India Limited, Exchange Plaza, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.

The Stock Exchange, Mumbai Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai 400 001.

Note: The approval for delisting of Company's equity shares from Calcutta Stock Exchange Association Limited is awaited.

(b) Listing of Non-Convertible Debentures/ Bonds Wholesale Debt Market Segment of National Stock Exchange of India Limited (NSE)

(c) Listing of Global Depository Shares (GDS) Luxembourg Stock Exchange and traded on PORTAL of United States National Association of Securities Dealers Inc.

(d) Names of Debenture Trustees

UTI Bank Limited Maker Tower 'F' (13th Floor) Cuffe Parade, Colaba, Mumbai 400 005

IL&FS Trust Company Limited The IL & FS Financial Centre, Plot C-22, G Block, Bandra-Kurla Complex, Bandra (East) Mumbai 400 051.

Note: Annual listing fees for the year 2005-06 has been paid to the BSE, NSE and the Luxembourg Stock Exchange.

vi) (a) Stock Code

Trading Symbol at BSE 500105

Trading Symbol at NSE IPCL EQ

(b) Demat ISIN Number in NSDL & CDSL for Equity Shares ISIN No. INE006A01019

vii) Stock Market Data :

(Price in Rs. per Share)

Month	National Stock Exchange (NSE) High	National Stock Exchange (NSE) Low	The Stock Exchange, Mumbai (BSE) High	The Stock Exchange, Mumbai (BSE) Low
Apr-04	210.00	182.85	209.95	183.00
May-04	189.40	105.55	189.40	106.00
Jun-04	156.20	133.00	156.15	133.00
Jul-04	178.45	135.30	178.25	141.00
Aug-04	201.35	172.80	201.30	173.10
Sep-04	213.55	198.00	213.55	198.10
Oct-04	221.45	184.30	221.35	184.00
Nov-04	194.60	171.00	195.00	171.10
Dec-04	189.80	173.00	189.65	172.00
Jan-05	199.85	163.25	194.00	163.35
Feb-05	189.50	169.50	189.70	173.15
Mar05	192.20	160.65	192.30	162.40

viii) Share price performance in comparison to broad based indices - BSE Sensex and NSE Nifty

IPCL share price performance relative to BSE Sensex based on share price on March 31, 2005:

	% change IPCL	Sensex	IPCL relative to Sensex (%)
Financial Year 2004-05	-10.79	15.96	-26.75
2 years	96.33	113.75	-17.42
5 years	157.85	28.05	129.8

IPCL share price performance relative to NSE Nifty based on share price on March 31, 2005:

	% change IPCL	Nifty	IPCL relative to Nifty (%)
Financial Year 2004-05	-11.67	33.16	-44.83
2 years	93.32	108.27	-14.95
5 Years	149.61	33.16	116.45

ix) Registrars & Transfer Agents :

(Share / Debenture transfer communication regarding share / debenture certificates, Fixed deposits, dividends, interests and change of address)

Karvy Computershare Private Limited
46, Avenue 4, Street No.1
Banjara Hills, Hyderabad 500 034
Email: mailmanager@karvy.com

x) Share Transfer System

Presently, the share transfers which are received in physical form are processed and the share certificates returned within a period of 7 days from the date of receipt, subject to the documents being valid and complete in all respects. The Board of Directors of the Company have delegated powers of approving transfer of securities to the Company's Registrars and Transfer Agents under the supervision and control of the Deputy Company Secretary, subject to placing of summary statement of transfer/transmission of securities etc. of the Company at meetings of the Shareholders' / Investors' Grievance Committee. The Company has obtained and filed with the Stock Exchange(s) the half yearly certificates from a Company Secretary in practice for due compliance with the share transfer formalities as required under Clause 47(c) of the Listing Agreement with Stock Exchange(s).

xi) Distribution of Shareholding as on March 31, 2005


Indian Financial Institutions / Banks / Mutual Funds 15%
Others 20%
International Investors (GDRs / FIIs / NRIs) 14%
Bodies Corporate 5%
Promoter and PAC 46%

xii) Dematerialisation of Shares

97.61 percent of the Company's paid-up equity share capital has been dematerialised up to March 31, 2005. Trading in Equity Shares of the Company is permitted only in dematerialised segment as per notification issued by the Securities & Exchange Board of India (SEBI).

xiii) Liquidity

IPCL shares are actively traded on the Indian Stock Exchanges. Relevant data for the average daily turnover for the financial year 2004-2005 is given below:

Average Daily Turnover

	BSE	NSE	Total
Shares (in lakhs)	8.11	19.60	27.71
Value (in Rs. crs.)	14.42	35.12	49.54

Source: This information is compiled from the data available from BSE and NSE websites.

xiv) Outstanding GDR/ Warrants/ Convertible Instruments

Outstanding GDRs as on March 31, 2005 represent 310,114 shares (0.12%). There are no outstanding instruments, which are convertible into equity shares of the Company.

xv) Investor Correspondence/ Query/Information

(a) Investor Correspondence :

For transfer / dematerialisation of shares, payment of dividend on shares, interest and redemption of debentures, and any other query relating to the shares, debentures and fixed deposits of the Company.

For Shares /Bonds held in Physical form:

Karvy Computershare Private Limited
46, Avenue 4,
Street No. 1, Banjara Hills,
Hyderabad 500 034
Email: mailmanager@karvy.com

For Shares/Bonds held in Demat Form :
To the Depository Participant.

(b) **Any query on Annual Report :**
Secretarial Department
Indian Petrochemicals Corporation Limited
Corporate Office
P.O. Petrochemicals Township
Vadodara 391 345, Gujarat

(c) **Shareholders are requested to refer to the 'Shareholders' Referencer' provided in this Annual Report for more information.**

xvi) **Plant locations**

Gandhar Complex	P.O. Dahej Bharuch 392 130 Gujarat
Nagothane Complex	P.O. Petrochemicals Township Nagothane, Raigad 402 125 Maharashtra
Vadodara Complex	P.O. Petrochemicals Vadodara 391 346 Gujarat

xvii) **Secretarial Audit Report**

The Secretarial Audit Report of the Company prepared i terms of SEBI Circular No. D&CC/FITTC/CIR-16/200_ dated December 31, 2002, reconciling the total shares held in both the depositories, viz. NSDL and CDSL and i- physical form with the total issued / paid-up capital of th Company is placed before the Board of Directors and dul, submitted to the Stock Exchange(s) for every quarter.

xviii) **Transfer of unclaimed amounts to Investor Educatio and Protection Fund**

The Company sends letters to investors periodically requesting them to claim the unpaid and unclaimed dividends lying in the unpaid dividend account(s) of th Company before crediting the same to Investor Educatio and Protection Fund.

During the year under review, the Company has credited a sum of Rs. 39,33,621 to Investor Education and Protectio Fund pursuant to Section 205C of the Companies Act, 195 and the Investor Education and Protection Fund (Awareness and Protection of Investor) Rules, 2001.

Auditors' Certificate on Corporate Governance

To,

The Members of
Indian Petrochemicals Corporation Limited

We have examined the compliance of conditions of Corporate Governance by Indian Petrochemicals Corporation Limited, for the year ended on 31st March, 2005, as stipulated in clause 49 of the Listing Agreement of the said Company with the stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the company.

In our opinion and to the best of our information and according tc the explanations given to us;

We certify that the Company has complied in all material respec with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that no investor grievance is pending for a period exceeding one month against the company, as certified by the share transfer agents of the Company, based on the records maintained by them.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the company.

For Chaturvedi & Shah Chartered Accountants	**For Deloitte Haskins & Sells** Chartered Accountants
(Rajesh Chaturvedi) Partner Membership No. : 45882	**(P R Barpande)** Partner Membership No. : 15291

Place: Mumbai
Dated: 26th April, 2005

Directors' Report

Your Directors have pleasure in presenting the 36th Annual Report together with the Audited Accounts for the financial year ended March 31, 2005.

Financial Results

The highlights of the financial results of the Company for the financial year ended March 31, 2005 are as under:

	2004-05		2003-04	
	Rs. Cr.	US$ Mn*	Rs. Cr.	US$ Mn
Gross profit before interest and depreciation	**1,693.65**	**387**	1,107.39	253
Less: Interest	**88.75**	**20**	222.22	51
Finance Charge on leased assets	**73.55**	**17**	77.02	17
Depreciation	**505.70**	**116**	471.59	108
Profit before Tax	**1,025.65**	**234**	336.56	77
Less: Provision for tax	**105.99**	**24**	7.00	2
Provision for Deferred tax	**133.93**	**30**	56.00	13
Profit after Tax	**785.73**	**180**	273.56	62
Add: Brought forward from last Balance Sheet	**772.82**	**177**	940.48	215
Add: Income Tax of earlier years	**4.41**	**1**		
Debenture Redemption Reserve Written back (net)	**57.22**	**13**	28.78	7
Amount Available for Appropriation	**1,620.18**	**371**	1,242.82	284
Appropriations:				
General Reserve	**500.00**	**114**	400.00	91
Proposed dividend on Equity Shares	**111.70**	**26**	62.05	14
Tax on dividend	**15.83**	**4**	7.95	2
Balance carried to Balance Sheet	**992.65**	**227**	772.82	177

*1 US$ = Rs 43.745 exchange rate as on 31.03.2005 (previous year 1 US$ = Rs. 43.718 exchange rate as on 31.03.2004)

Dividend

The Directors have recommended a dividend of Rs. 4.50 per equity share on 24,82,25,622 equity shares of Rs. 10 each for the financial year ended March 31, 2005, which, if approved at the forthcoming Annual General Meeting, will be paid to all the equity shareholders, whose names appear in the Register of Members as on Friday, May 13, 2005 and to those whose names appears on that date as beneficial owners, as per particulars furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL).

Fixed Deposits

As on March 31, 2005, public deposits stood at Rs. 0.54 crore representing amounts received from 99 deposit holders, of which 11 deposits to the extent of Rs. 0.05 crore have matured and remain unclaimed. There were no overdue deposits.

The Company has not accepted/renewed any fixed deposits during the year.

Management's Discussion & Analysis Report

The Report on Management's Discussion and Analysis covering matters listed inter alia in Clause 49 of the Listing Agreement for the year under review is attached to this Report.

Directors

Shri R. S. Lodha, Shri Sandeep H. Junnarkar and Shri Ramesh Inder Singh are the directors liable to retire by rotation at the ensuing Annual General Meeting and, being eligible, offer themselves for re-appointment.

Brief resumes of the above Directors, nature of their expertise in specific functional areas and names of other companies in which they hold Directorship and Membership / Chairmanship of Committees of the Board and their shareholding in the Company, as stipulated under Clause 49 of the Listing Agreement, are given in the Report on Corporate Governance elsewhere in the Annual Report.

Consequent to the resignation tendered by Shri Anil D. Ambani, he ceased to be a Director of the Company since January 20, 2005. The Board of Directors recorded the valuable contribution made by Shri Anil D. Ambani during his tenure on the Board.

Directors' Responsibility Statement

Pursuant to the requirement under Section 217 (2AA) of the Companies Act, 1956, with respect to Directors' Responsibility Statement, it is hereby confirmed that :-

(i) in the preparation of the annual accounts, the applicable accounting standards have been followed;

(ii) the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that were reasonable and prudent so as to give a true and fair view of the statement of affairs of the Company as at March 31, 2005 and of the profit of the Company for the year ended on that date;

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the annual accounts of the Company on a 'going concern' basis.

Auditors and Auditors' Report

Messrs Deloitte Haskins & Sells, Chartered Accountants and Messrs Chaturvedi & Shah, Chartered Accountants, the Statutory Auditors of the Company, hold office until the conclusion of the forthcoming Annual General Meeting and are eligible for re-appointment. Your Directors have recommended the re-appointment of Messrs Deloitte Haskins & Sells, Chartered Accountants and Messrs Chaturvedi & Shah, Chartered Accountants, as Auditors of the Company.

The Company has received certificates from the above mentioned firms of Chartered Accountants, confirming that their appointment, if made, would be within the limits prescribed under Section 224(1B) of the Companies Act, 1956 and that they are not disqualified for such appointment, within the meaning of Sub-sections (3) and (4) of Section 226 of the Companies Act, 1956.

There being no reservation, qualification or adverse remark in the Auditors' Report, no further explanations are required.

Cost Auditors

The Central Government has directed an audit of the cost accounts maintained by the Company in respect of its Chemical Products comprising of Synthetic Resins, Plastics, Synthetic Rubber and Linear Alkyl Benzene. The Central Government has approved the appointment of S/Shri Kiran J. Mehta, S. Mallikarjuna Rao and S. V. Diwanji, Cost Accountants, for conducting cost audit of the above business for the financial year ended March 31, 2005.

Personnel

In terms of the provisions of Section 217 (2A) of the Companies Act, 1956, read with Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of the employees are set out in the Annexure to the Directors' Report. However, as per the provisions of Section 219 (1)(b)(iv) of the Companies Act, 1956, the Report with the Accounts is being sent to all Shareholders of the Company excluding the aforesaid information. Any Shareholder interested in obtaining such particulars may write to the Deputy Company Secretary at the Registered Office of the Company.

In the Voluntary Retirement Scheme announced by the Company in February 2005, 680 employees opted for voluntary retirement involving a total payout of approximately Rs. 68.03 crore.

Energy Conservation, Technology Absorption and Foreign Exchange Earnings & Outgo

The information relating to energy conservation, technology absorption, foreign exchange earnings and outgo required to be disclosed under the Companies (Disclosures of Particulars in the Report of Board of Directors) Rules, 1988 is given in the Annexure forming part of this Report.

Corporate Governance

The Company has been proactive in following the principles and practices of good corporate governance. The Company has ensured that the Corporate Governance requirements as stipulated in Clause 49 of the Listing Agreement with the Stock Exchange are duly complied with. A separate Report on Corporate Governance is given elsewhere in the Annual Report.

A certificate from the Auditors of the Company regarding compliance of Clause 49 of the Listing Agreement is annexed.

Acknowledgement

Your Directors would like to express their grateful appreciation for the assistance and co-operation received from the Government of India (including the Ministry of Chemicals and Fertilizers), Government of Gujarat and Maharashtra and all Government authorities, Financial Institutions, Banks, Customers, Vendors and Shareholders during the year under review. Your Directors wish to place on record their appreciation for the employees of the Company at all levels for their commitment and continued support for the Company.

For and on behalf of the Board of Directors

Mumbai, April 26, 2005

Mukesh D. Ambani
Chairman

Annexure to Directors' Report

PARTICULARS REQUIRED UNDER THE COMPANIES (DISCLOSURES OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1988.

A. CONSERVATION OF ENERGY

(a) Energy conservation measures taken

IPCL has adopted Energy Management as one of the important steps for reducing the cost of production in order to remain competitive in the market and also to ensure that scarce energy resources are utilized in the most efficient manner. It has well established systems that ensure energy conservation as per the objectives set in all the units. At IPCL, consumption of energy in all its forms is continuously monitored in each of its plants.

IPCL's efforts in Energy conservation has been well recognized with several prestigious awards conferred on it. During the year, the Company's Gandhar Complex had received an award for Excellence in Natural Gas Conservation in Petrochemical sector instituted by Gas Authority of India Limited (GAIL) for 2003-04.

Some of the major measures taken by the Company for Energy Conservation are listed below:

1) Reduction of flue gas temperature of BHEL Aux. Boilers by reducing the de-aerator pressure in October, 2004.
2) Scheme to utilise the 3000 Nm^3/Hr of excess hydrogen from CA plant as fuel was commissioned in March, 2005.
3) MP condensate at 180° C is cooled by preheating Charge gas surface condensate in Cracker plant to recover the heat of MP condensate.
4) Change in Extruder screw profile in PP plant resulting in reduction of specific power consumption by 52.3 KW/MT.
5) Reduction of Air compressor discharge header pressure from 8.2 Kg/Cm^2g to 7.8 Kg/Cm^2g resulted in saving of 80 to 85 MWH per month.
6) Effective cleaning of furnace convection zone for a SRT heater in Naphtha cracker plant. Stack temperature dropped by 40°C resulting in reduction in fuel consumption.
7) Cooling water network of Gandhar cracker unit was utilized by using a specialized software for supplying required cooling water flow rate in Heat exchangers which resulted in stopping of one CW pump.
8) Reduction of trickle power export from 144.24 MWH to 28.09 MWH per month at Gandhar Complex by consuming Windmill power since September, 2004.
9) Installation of low-pressure fuel gas system in PGH. Non-condensable vents from BD plant with 100 ppm of O_2 diverted to the fuel gas system.
10) Insulation replacement in furnace H-11 of Nagothane Gas Cracker Plant resulted in reduction in fuel gas consumption by 23 Kg/Hr.
11) Trimming of fuel consumption in EDC Cracker by 2.5 Kg/MT by reducing fuel gas pressure from 1.0 to 0.6 Kg/Cm^2g and regular cleaning of burner tip.
12) Reduction in refrigeration load of E-202 exchanger in PBR-1 plant by 0.1 MMKcal/Hr by providing the separate CW supply and return lines at drying tower bottom product cooler.
13) Stoppage of raw water feed pump to DM water plant by utilizing available capacity of cooling water make-up pump.
14) Epoxy coating of impellers and casing for the two Cooling water pumps of Utility plant reduced power consumption by 234 MWH.
15) Internally generated Mixed oil was used as fuel in CPP-1 at IPCL, Gandhar in place of costly Naphtha.
16) Internally generated 14,999 MT of CBFS, 2,076 MT of Slop Oil, 32 MT of LDPE Oritis oil and also 8,60,301 MT of Furnace Oil from RIL, Jamnagar were used as fuels in place of costly LSHS in all the Auxilliary Boilers at IPCL, Vadodara which resulted in good revenue saving in energy bill.
17) Major drive for improving the housekeeping of the Yard Piping region by identifying and arresting leakages of Steam, Cooling water, Raw water, DM water, Fire water, Condensate, Nitrogen, Hydrogen and Compressed air.
18) Gujarat Electricity Board (GEB) contract demands reduced from 30 to 27.5 MVA for Vadodara Complex.

(b) Additional investment / proposals being implemented/ planned for reduction of consumption of energy

1) Conversion of Gas Turbine (GT)-2/3 and Heat Recovery Steam Generator (HRSG)-2/3 for LNG / gas firing at Gandhar Complex.
2) Utilisation of 10 MT/ Hr of waste steam at 11 Kg/Cm^2g for Vapour Absorption Refrigeration (VAR) in Polyvinyl Chloride (PVC) Debottlenecking (DBN) Project is under implementation.
3) Online washing of Gas turbine machines air compressor by installation of a washing skid and new nozzles in the offline washing location in the Gas turbine.
4) Chlor Alkali (CA) Plant Process air requirement is met by reducing pressure from about 8 Kg/Cm^2g to 3 Kg/Cm^2g. A scheme is under implementation to use low-pressure air compressor to save energy.
5) Instead of conventional 5 Kg/Cm^2g discharge pressure at cooling water (CW) pumps, low-pressure pumps with 3.5 Kg/Cm^2g discharge pressure will be installed for VAR in PVC plant. Scheme is under implementation.
6) Automatic blow down system for Mitsui Auxilliary Boiler for reducing the blow down.
7) VAR proposal for saving of hexane in Polypropylene Co-polymer (PPCP) plant by utilizing surplus low-pressure steam at 1.5 Kg/Cm^2g and 145°C.
8) Interconnection of ethylene transfer pump (80-P-56) and ethylene loading/circulation pump (80-P-53) suction headers. P-56 will be switched off.

9) Detailed Energy Audit cum Re-engineering for the Steam and Condensate systems of PPCP plant were carried out by M/s Forbes Marshall, Pune. All major viable measures have been planned for implementation in April, 2005 shut down of the plant.

10) Implementation of recommendation based on detailed audit study of Steam traps of Nagothane complex. Estimated annual savings of 21,000 MT of steam.

(c) Impact of measures at (a) & (b) above for reduction in consumption of energy and on the cost of production of goods.

As a result of various Energy Conservation measures taken, ever lowest Specific Energy Consumption of 3.31 MMKCal / MT was achieved by the Company compared to 3.65 MMKCal / MT of previous year. The Company saved energy equivalent to Rs. 159 crore in the year 2004-05.

(d) Total energy consumption and energy consumption per unit of Production as per Form 'A' is given below:

FORM 'A'

Form for disclosure of particulars with respect to Conservation of Energy

A Power and Fuel Consumption

	2004-05	2003-04
1. Electricity		
(a) Purchased		
Units (lacs)	**112.65**	166.97
Total Amount (Rs. in crore) *	**4.83**	7.00
Rate / Unit (Rs.)	**4.29**	4.19
(b) Own Generation		
(i) Through Steam Turbine / Generator		
Units (lacs)	**19,652.82**	18,789.94
Unit per litre of fuel oil/gas	**4.80**	3.24
Cost / Unit (Rs.)	**2.44**	1.88
(ii) Through Wind Mill Turbine		
Units (lacs)	**127.67**	149.63
2. Furnace Oil (LSHS)		
Quantity (KL)	**123,595.68**	99,329.07
Total Amount (Rs. in crore)	**140.48**	108.44
Average rate per KL (Rs.)	**11,366.26**	10,917.49
3. Others		
(a) **Naphtha**		
Quantity (MT)	**270,293.83**	278,490.29
Total Amount (Rs. in crore)	**583.73**	430.47
Average rate per MT (Rs.)	**21,596.22**	15,457.15
(b) **Gas**		
Quantity (1000 SM^3)	**300,459.59**	338,805.21
Total Amount (Rs. in crore)	**125.27**	133.57
Average rate per 1000 SM^3 (Rs.)	**4,169.21**	3,942.25
(c) **Other Liquid Fuels**		
Quantity (MT)	**5,715.00**	5,125.87
Total Amount (Rs. in crore)	**12.55**	10.92
Average rate per MT (Rs.)	**21,961.00**	21,301.13

*Excluding Demand Charges.

B Consumption per MT of Production

Products	Electricity (KWH) 2004-05	Electricity (KWH) 2003-04	Fuel Gas (SM^3) 2004-05	Fuel Gas (SM^3) 2003-04	LSHS (Ltr.) 2004-05	LSHS (Ltr.) 2003-04
PVC	295	277	40	33	38	29
LLDPE/HDPE	626	617	15	-	17	24
LDPE	972	993	36	12	5	29
PP	348	381	25	19	13	21
PBR	817	681	190	365	229	197
EO/EG	454	473	90	22	89	123
Caustic	2,956	2,896	33	-	70	53
LAB	581	789	490	565	186	247
ACN	533	261	(12)	127	(8)	19
AF	1,909	1,725	627	1,321	815	754

Note: The above figures include allocated consumption in supporting utilities and facilities applicable to respective products. The consumption of liquid fuels has been converted to equivalent LSHS.

B. TECHNOLOGY ABSORPTION

Efforts made in technology absorption as per **Form 'B'** is given below:

FORM 'B'

Form for disclosure of particulars with respect to absorption.

RESEARCH AND DEVELOPMENT (R&D)

1. **Specific areas in which Research and Development is being carried out by the Company**

The goal for R&D has been to achieve technological excellence through business-oriented research, strengthen the core competence and establish sound intellectual property and knowledge base. Research programs with specific objectives have been taken up in the areas of Polymers, Catalysts and Chemicals, Processes for production of monomers, co-monomers, additives, specialty chemicals / polymers, advanced characterization techniques for polymers/ catalysts/adsorbents, adsorptive separation and purification processes and strategies for managing the environment. Business supportive projects towards process optimization/improvement, product quality improvement and developing new grades and exploratory projects towards synthesis of novel additives and specialty polymers also have received due emphasis.

An aspect, which received major focus during the current year, has been the commercial scale implementation of process/ products developed during the last year. Some of the examples are, development of catalyst and process for dimerization of ethylene to 1-butene, process for defluoridation of effluent water from manufacturing plant, creation of novel process technology for production of Para-diethyl benzene and establishing a new catalyst manufacturing facility.

Development of new grades of polyolefins (BOPP) and upgradation of existing products ICP and HDPE (LBM) have been given major attention, in close association with the Polymer Plants and Product Application Groups.

Besides the planned projects on the aspects above, a number of short-term projects related to Plant operations and Marketing that require immediate attention, have been executed in support of all the manufacturing sites.

The exploratory projects include synthesis of multifunctional antioxidants and biodegradable polymers, new type of polymer blends and composites, novel adsorbents for light hydrocarbon separations, process modeling and simulation, non-metallocene catalyst for polyolefins, advanced techniques for characterizing new generation polyolefin catalysts etc.

IPCL was granted the following patents during the year 2004-2005:

a) Selectivated Metallosillicate Catalyst Composite for Alkylaromatic Conversion Process for the preparation thereof and use thereof in Hydrocarbon Conversion (U.S Patent).

b) Adsorbent method for the manufacture thereof and process for the separation of unsaturated hydrocarbons from gas mixtures (U.S Patent).

c) Melt Processable Thermoplastic Polyolefin Blends for Car Bumpers and other Articles and a process for the Preparation thereof (U.S Patent)

d) A method of preparation of a novel catalytic composite (Indian Patent).

2. **Benefits derived as a result of R&D efforts:**

- Improved version of catalyst for Butene-1 production has been commercialized which may open up new business potential.
- A unique technology for PDEB manufacture has been commercialized marking introduction of a new product, which is a major milestone in catalyst technology.
- A cost effective process for defluoridation commercialized is an innovation in effluent treatment.
- Development of new grade of Polypropylene for BOPP application will lead to wider marketability/import curtailment.
- A modern facility for catalyst manufacture has been established to consolidate Dehydrogenation catalyst business and to enter into other petrochemical catalyst areas.
- Improvements in productivity, product quality and processing of HDPE (LBM) at Gandhar Complex have been achieved.
- Novel adsorbents for recovery of valuable monomers from various plant streams have been synthesized.
- ANN model for prediction of Mooney viscosity from process variables in PBR-I plant at Vadodara Complex has been developed to optimize/sustain product quality.
- New effluent treatment techniques have been developed to maintain statutory regulations of pollution control.
- An IPR portfolio of four patents has been granted and six fresh applications have been filed.

3. **Future Plan of action**

In continuation with Company's R&D vision of evolving into a major intellectual property creator and technology provider, research programs have been designed in frontier areas of polymers and hydrocarbon processing.

The focus will be on some of the following areas:

- Ethylene oligomerization technology for specialty comonomers
- New generation of polymerization catalysts for polypropylene and polybutadiene
- Polymer blends and nanocomposites
- Acrylonitrile based copolymers
- Specialty/biodegradable polymers.
- New technologies for hydrocarbon conversion and value addition using noble metal and zeolite catalysts
- Energy efficient separation/purification processes
- New approaches towards environment management
- Process modeling and simulation
- Value added chemicals from by-product streams

4 **Expenditure on Research and Development**

(Rs. in crore)

		2004-05	2003-04
A	Capital	**0.18**	0.25
B	Recurring	**28.12**	9.90
C	Total	**28.30**	10.15
D	Total R&D expenditure as % of turnover	**0.30**	0.11

TECHNOLOGY ABSORPTION, ADAPTATION AND INNOVATION

1. **Efforts in brief made towards technology absorption, adaptation and innovation:**

The Company has successfully absorbed all the imported technologies and suitably adapted in plant operation, which has resulted in excellent production performance during the year. A modern production facility for catalyst manufacture has been successfully established and commissioned at Nagothane complex based on in-house R&D technology and this facility is being utilised for the manufacture of Dehydrogenation Catalyst (DHC) for LAB production. Interaction is being maintained on a continuous basis with the foreign collaborators and experts in optimisation of plants and achieving excellence in the areas of technology selection, absorption and development. New products developments were done in close coordination with Product Application and R&D group to meet the customers' demand and also for increasing the customer base for the Company. Regular monitoring system is in place to ensure reduction in raw material, catalyst and chemicals and utilities consumption, which has given desired benefits during the year. The Company has successfully implemented better packaging material for polymer products, which has resulted in packaging cost reduction, waste reduction and improvement in customer satisfaction.

2. **Benefits derived as a result of the above efforts**

a) **Product development / improvement and cost reduction**

Productivity improvement with overall cost reduction has been achieved in all plants through close monitoring of plant operation and based on the technology absorption, adoption and upgradation. Depending on customer requirements, the existing product grades were modified and also new grades were developed as part of import substitution and increasing the customer base of the Company. With greater emphasis for efficient utilisation of scarce energy resources, energy reduction has been achieved with cost reduction in the plants based on the absorbed state of the art technology. The efficiency of the operation has been closely monitored and improved on continuous basis, which has resulted in saving in raw material, catalyst and chemicals and utilities consumption resulting in cost reduction.

b) **Import substitution**

In the present liberalised competitive environment, the Company has resorted to import substitution only as part of effective cost control measures based on techno-economic considerations and for meeting the emergency requirements. Based on this strategy, the Company has indigenised some of the imported catalysts and chemicals and also some of the major engineering items like steam turbine rotor blades, valves, filters, mechanical seals and other major machine components like Gland packing, 'O' Rings, etc. The Company has developed many new product grades besides the products manufactured to substitute imports and increase the customer base.

C. FOREIGN EXCHANGE EARNINGS AND OUTGO

(1) **Activities relating to exports, initiatives taken to increase exports, development of new export markets for products and services and export plans**

The Company continued to maintain focus and avail of export opportunities based on economic considerations.

(2) **Total Foreign Exchange used and earned**

(Rs. in crore)

		2004-05	2003-04
a	Total foreign exchange earned	**1,608.52**	2,743.14
b	Total savings in foreign exchange through products manufactured by the Company and deemed exports	**5,803.00**	4,065.46
	Sub Total [{a} + {b}]	**7,411.52**	6,808.60
c	Total foreign exchange used	**1,490.91**	971.47

For and on behalf of the Board of Directors

Mumbai, April 26, 2005

Mukesh D. Ambani
Chairman

Auditors' Report

To the Members of
Indian Petrochemicals Corporation Limited

1. We have audited the attached Balance Sheet of Indian Petrochemicals Corporation Limited as at 31st March 2005, the Profit and Loss Account and also the Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003, issued by the Central Government in terms of Section 227 (4A) of the Companies Act, 1956, we enclose in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that:

   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;

   c) The Balance Sheet, Profit and Loss account and Cash Flow Statement dealt with by this report are in agreement with the books of account;

   d) In our opinion, the Balance Sheet, Profit and Loss Account and Cash Flow Statement comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

   e) On the basis of the written representations received from the directors as on 31st March 2005 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2005 from being appointed as a director in terms of clause (g) of sub section (1) of section 274 of the Companies Act, 1956. As regards Government Nominee Directors, they are exempted from the provisions of Section 274 (1) (g) in view of general circular issued by the Department of Company Affairs;

   f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts read with the significant accounting policies and notes thereon give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2005;

      ii) in the case of the Profit and Loss Account, of the profit for the year ended on that date; and

      iii) in the case of the Cash Flow Statement, of the cash flows for the year ended on that date.

For Chaturvedi & Shah
Chartered Accountants

(Rajesh Chaturvedi)
Partner
Membership No. : 45882

For Deloitte Haskins & Sells
Chartered Accountants

(P R Barpande)
Partner
Membership No. : 15291

Place: Mumbai
Dated: 26th April, 2005

Annexure to the Auditors' Report

Re: Indian Petrochemicals Corporation Limited

(Referred to in paragraph 3 of our report of even date)

(i) In respect of its fixed assets:

(a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has physically verified certain assets during the year in accordance with a programme of verification, which in our opinion provides for physical verification of the fixed assets at reasonable intervals. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

(c) In our opinion and according to the information and explanations given to us, the Company has not made any substantial disposals during the year.

(ii) In respect of its inventories:

(a) As explained to us, inventories were physically verified during the year by the management at reasonable intervals.

(b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventories followed by the management were reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) In our opinion and according to the information and explanations given to us, the Company has maintained proper records of its inventories and no material discrepancies were noticed on physical verification.

(iii) The Company has not granted or taken any loan secured/ unsecured to/from companies, firms or parties covered in the register maintained under section 301 of the Companies Act, 1956. Accordingly, clause (iii) of Paragraph 4 of the Companies (Auditor's Report) Order, 2003 is not applicable to the Company.

(iv) In our opinion, and according to the information and explanations given to us, there is an internal control system commensurate with the size of the Company and nature of its business for purchase of inventory and fixed assets and for the sale of goods and services. During the course of our audit, we have not observed any continuing failure to correct major weaknesses in internal control system.

(v) In respect of particulars of contracts or arrangements and transactions entered in the register maintained in pursuance of section 301 of the Companies Act 1956;

(a) To the best of our knowledge and belief and according to the information and explanations given to us, particulars of contracts or arrangements that needed to be entered into the register have been so entered.

(b) According to the information and explanations given to us, these contracts or arrangements have been made at prices which are reasonable having regards to the prevailing market prices at the relevant time.

(vi) In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of Sections 58A, 58AA and other relevant provisions of the Companies Act, 1956, and the rules framed there under with regard to the deposits accepted from the public.

(vii) In our opinion, the Company has an adequate internal audit system commensurate with the size and the nature of its business.

(viii) We have broadly reviewed the books of account and records maintained by the Company relating to the manufacture of Chemical Products comprising of Synthetic Resins, Plastics, Synthetic Rubber and Linear Alkyl Benzene, pursuant to the order made by the Central Government for the maintenance of cost records under Section 209(1) (d) of the Companies Act, 1956 and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. We have, however, not made a detailed examination of the records with a view to determining whether they are accurate or complete.

(ix) According to the information and explanations given to us in respect of statutory and other dues:

(a) The Company has been generally regular in depositing undisputed statutory dues, including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income-tax, Sales-tax, Wealth tax, Service tax, Custom Duty, Excise Duty, Cess and any other statutory dues with the appropriate authorities during the year. According to the information and explanation given to us, no undisputed amounts payable in respect of aforesaid were in arrears as at 31st March, 2005 for a period of more than six months from the date they became payable.

(b) The disputed dues that have not been deposited on account of matters pending before respective authorities are as under:

Name of the Statute	Nature of the Dues	Amount (Rs. In Crore)	Forum where dispute is pending
Income tax act, 1961	Income Tax	0.07	Commissioner of Income -Tax (Appeals),
		0.15	Income Tax Appellate Tribunal
Central Excise Act, 1944	Excise Duty and Service Tax	1.54	Commissioner of Central Excise (Appeals),
		112.35	CESTAT,
		0.02	High Court,
		1.53	Supreme Court.
Custom Act, 1962	Custom Duty	3.60	Commissioner of Customs (Appeals)
Central and Various State sales tax Acts.	Sales Tax	0.39	Assistant Commissioner of sales Tax,
		3.01	Deputy Commissioner of Sales Tax,
		0.04	Additional Commissioner of Sales Tax,
		4.10	Sales Tax Tribunal

(x) The Company has no accumulated losses and has not incurred any cash losses during the current financial year and in the immediately preceding financial year.

(xi) Based on our audit procedures and on the basis of information and explanations given by the management, we are of the opinion that the Company has not defaulted in the repayment of dues to financial institutions, banks and debenture holders.

(xii) According to the information and explanations given to us, the Company has not given any loans and advances on the basis of security by way of pledge of shares, debentures and other securities and hence the question of maintenance of adequate records for this purpose does not arise.

(xiii) In our opinion and according to the information and explanations given to us, the Company is not a chit fund or a nidhi / mutual benefit fund / society. Therefore, the provisions of clause (xiii) of paragraph 4 of the Companies (Auditor's Report) Order, 2003 are not applicable to the Company.

(xiv) The Company has maintained proper records of transactions and contracts in respect of dealing or trading in shares, securities, debentures and other investments and timely entries have been made therein. All shares, Debentures and other investments have been held by the Company in its own name.

(xv) In our opinion and according to the information and explanations given to us, the terms and conditions of the guarantees given by the Company for loans taken by others from banks and financial institutions, are not prima facie prejudicial to the interests of the Company.

(xvi) The Company has not taken any term loan during the year. To the best of our knowledge and belief and according to the information and explanations given to us, the term loans outstanding at the beginning of the year were applied for the purposes for which they were raised.

(xvii) According to information and explanations given to us and on an overall examination of the balance sheet of the Company, funds raised on short term basis have, prima-facie, not been used for long term investment.

(xviii) The Company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956.

(xix) The Company has not issued any debentures during the year, hence the question of creation of security or charge in respect of debentures issued does not arise.

(xx) The Company has not raised any money by way of public issues during the year.

(xxi) To the best of our knowledge and belief and according to the information and explanations given to us, no fraud on or by the Company was noticed or reported during the year.

For Chaturvedi & Shah
Chartered Accountants

(Rajesh Chaturvedi)
Partner
Membership No. : 45882

For Deloitte Haskins & Sells
Chartered Accountants

(P R Barpande)
Partner
Membership No. : 15291

Place: Mumbai
Dated: 26th April, 2005

Balance Sheet as at 31st March, 2005

(Rs. in crore)

	Schedule	As at 31st March, 2005		As at 31st March, 2004	
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	'A'	249.05		249.05	
Reserves and Surplus	'B'	2,672.00		2,023.07	
			2,921.05		2,272.12
Loan Funds					
Secured Loans	'C'	659.85		1,190.03	
Unsecured Loans	'D'	100.40		976.02	
			760.25		2,166.05
Deferred Tax Liability			1,101.16		967.23
Liability for Leased Assets			493.39		527.91
TOTAL			5,275.85		5,933.31
APPLICATION OF FUNDS					
Fixed Assets					
Gross Block	'E'	9,785.77		9,646.89	
Less: Depreciation		4,780.77		4,260.96	
Net Block		5,005.00		5,385.93	
Capital Work-in-Progress		58.80		80.66	
			5,063.80		5,466.59
Investments	'F'		165.33		151.23
Current Assets, Loans and Advances					
Current Assets	'G'				
Inventories		623.12		773.10	
Sundry Debtors		701.06		403.29	
Cash and Bank Balances		664.82		50.61	
		1,989.00		1,227.00	
Loans and Advances	'H'	456.58		377.08	
		2,445.58		1,604.08	
Less: **Current Liabilities and Provisions**	'I'				
Current Liabilities		1,999.47		1,088.50	
Provisions		399.39		200.09	
		2,398.86		1,288.59	
Net Current Assets			46.72		315.49
TOTAL			5,275.85		5,933.31
Significant Accounting policies	'N'				
Notes on Accounts	'O'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

(Rajesh Chaturvedi)
Partner

For **Deloitte Haskins & Sells**
Chartered Accountants

(P. R. Barpande)
Partner

For and on behalf of the Board

Mukesh D. Ambani - Chairman

Nikhil R. Meswani, **Anand J. Jain**, **Kamal P. Nanavaty**, **R. S. Lodha**, **Shailesh V. Haribhakti**, **Lalit Bhasin**, **Sandeep H. Junnarkar** - Directors

Sandesh K. Anand - Wholetime Director

Shashikala Rao - Deputy Company Secretary

Place: Mumbai
Date : 26th April, 2005

Profit and Loss Account for the year ended 31st March, 2005

(Rs. in crore)

	Schedule	2004-05		2003-04	
INCOME					
Turnover		9,385.55		9,019.14	
Less : Excise duty Recovered on Sales		1,186.43		921.32	
Net Turnover			8,199.12		8,097.82
Other Income	'J'		132.17		101.29
Variation in Stock	'K'		2.92		(129.59)
			8,334.21		8,069.52
EXPENDITURE					
Purchases			63.65		2,125.22
Manufacturing and Other Expenses	'L'		6,576.91		4,836.91
Interest	'M'		162.30		299.24
Depreciation		505.70		685.57	
Less : Transferred from General Reserve		-		213.98	
			505.70		471.59
			7,308.56		7,732.96
Profit Before Tax			1,025.65		336.56
Provision for Current Taxation			105.99		7.00
Provision for Deferred Tax			133.93		56.00
Profit After Tax			785.73		273.56
Add: Balance brought forward from last year			772.82		940.48
Add: Income Tax for Earlier years			4.41		-
Add: Debenture Redemption Reserve Written Back (net)			57.22		28.78
Amount Available for Appropriations			1,620.18		1,242.82
APPROPRIATIONS					
General Reserve		500.00		400.00	
Proposed Dividend on Equity Shares		111.70		62.05	
Tax on Dividend		15.83		7.95	
			627.53		470.00
Balance Carried to Balance Sheet			992.65		772.82
Basic & Diluted Earnings per Share of Rs. 10 each (in Rupees) (Refer note no. 15 of Schedule ' O ')			31.65		11.02
Significant Accounting policies	'N'				
Notes on Accounts	'O'				

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

(Rajesh Chaturvedi)
Partner

For **Deloitte Haskins & Sells**
Chartered Accountants

(P. R. Barpande)
Partner

Place: Mumbai
Date : 26th April, 2005

For and on behalf of the Board

Mukesh D. Ambani - Chairman

Nikhil R. Meswani
Anand J. Jain
Kamal P. Nanavaty
R. S. Lodha
Shailesh V. Haribhakti
Lalit Bhasin
Sandeep H. Junnarkar
} Directors

Sandesh K. Anand - Wholetime Director
Shashikala Rao - Deputy Company Secretary

Schedules forming part of the Balance Sheet

SCHEDULE 'A' **(Rs. in crore)**

SHARE CAPITAL		**As at 31st March, 2005**	As at 31st March, 2004
Authorised			
40,00,00,000 (40,00,00,000)	Equity Shares of Rs. 10/- each	**400.00**	400.00
40,00,00,000 (40,00,00,000)	Non - Convertible Redeemable Preference Shares of Rs. 10/- each	**400.00**	400.00
		800.00	800.00
Issued			
25,05,33,761 (25,05,33,761)	Equity Shares of Rs. 10/- each fully paid up	**250.53**	250.53
Subscribed and Paid up			
24,82,25,622 (24,82,25,622)	Equity Shares of Rs. 10/- each fully paid up	**248.22**	248.22
	Add: Shares forfeited (amount originally Paid up)	**0.83**	0.83
		249.05	249.05

Notes :

Of the above Equity Shares :

(a) 5,35,000 (5,35,000) Shares were allotted pursuant to a contract without payments received in cash.

(b) 4,38,47,244 (4,38,47,244) Shares were allotted on conversion of the Partly Convertible Debentures / Foreign Currency Convertible Bonds and annulment of forfeiture.

Schedules forming part of the Balance Sheet

SCHEDULE 'B'

(Rs. in crore)

RESERVES AND SURPLUS		As at 31st March, 2005		As at 31st March, 2004
Debentures Redemption Reserve				
As per last Balance Sheet	81.22		110.00	
Add : Transferred from Profit and Loss Account	-		12.50	
Less : Transferred to Profit and Loss Account	57.22		41.28	
		24.00		81.22
Securities Premium Account				
As per last Balance Sheet	563.13		565.71	
Less : Premium on redemption of debentures/bonds	13.68		2.58	
		549.45		563.13
General Reserve				
As per last Balance Sheet	605.90		419.88	
Add : Transferred from Profit and Loss Account	500.00		400.00	
Less : Transferred to Profit and Loss Account	-		213.98	
		1,105.90		605.90
Profit and Loss Account		992.65		772.82
		2,672.00		2,023.07

Schedules forming part of the Balance Sheet

SCHEDULE 'C'

SECURED LOANS

(Rs. in crore)

		As at 31st March, 2005		As at 31st March, 2004
(A) DEBENTURES				
Non Convertible Debentures		136.33		450.17
(B) TERM LOANS				
From Banks				
a) Foreign Currency Loans	480.57		627.13	
b) Rupee Loans	35.00		70.00	
		515.57		697.13
(C) WORKING CAPITAL LOANS				
From Banks				
Rupee Loans		7.95		42.73
		659.85		1,190.03

Notes:

1 Debentures are secured as under :

(a) Rs. 75 crore (previous year Rs. 225 crore) are secured by way of first equitable mortgage on all those pieces and parcels of land admeasuring 2.04 acres situated at Village Angadh, District Vadodara in the State of Gujarat together with all the structures thereon and on all plant, machinery & equipments both present and future attached thereto, located at the Vadodara complex of the Company.

(b) Rs. 61.33 crore (previous year Rs. 225.17 crore) are secured by pari passu equitable mortgage and charge on (i) all those pieces and parcels of land admeasuring 1 acre situated at Village Angadh, District Vadodara in the State of Gujarat together with all the structures thereon and all plant, machinery & equipments both present and future attached there, and (ii) the whole of the present fixed assets of Vadodara and Gandhar complexes of the Company except all the pieces and parcels of land of the said complexes.

(c) Debentures referred to in A above consist of (1) 14.50% 'K' Series Debentures of Rs. 1 Lakh each aggregating to Rs. 28.33 crore are redeemable at par on 31.05.2005. (2) 13.35% 'L' Series Debentures of Rs. 1 crore each aggregating to Rs. 33 crore are redeemable at par on 20.08.2005. (3) 9.90% 'S' Series Debentures of Rs. 10 Lakhs each aggregating to Rs. 35 crore are redeemable at par on 25.06.2007. (4) 9.60% 'T' Series Debentures of Rs. 10 Lakhs each aggregating to Rs. 40 crore are redeemable at par on 12.07.2007.

2 Term Loans are secured as under :

(a) Foreign currency term loan repaid during the year (previous year Rs. 44.20 crore) referred to in B (a) above was secured by a mortgage on lease hold right in land and plant & machinery at Nagothane in the State of Maharashtra.

(b) Foreign currency term loan referred to in B (a) of Rs. 40.33 crore (previous year Rs. 142.26 crore) and rupee term loans referred to in B(b) to the extent of Rs. 35 crore (previous year Rs. 70 crore) are secured by pari passu mortgage and charge on (i) all those pieces and parcels of land admeasuring 1 acre situated at Village Angadh, District Vadodara in the State of Gujarat together with all the structures thereon and all plant, machinery & equipments both present and future attached there, and (ii) the whole of the present fixed assets of Vadodara and Gandhar complexes of the Company except all the pieces and parcels of land of the said complexes.

(c) Foreign currency term loans referred to in B (a) of Rs. 440.24 crore (previous year Rs. 440.67 crore) are secured by pari passu equitable mortgage on fixed assets (other than Leased assets) of the Company.

3 Working capital loans from Banks referred to in C above of Rs. 7.95 crore (previous year Rs. 42.73 crore) are secured by hypothecation of stocks of raw materials, stock-in-process, finished goods, stores, receivable and goods in transit.

Schedules forming part of the Balance Sheet

SCHEDULE 'D'

UNSECURED LOANS

(Rs. in crore)

		As at 31st March, 2005		As at 31st March, 2004
(A) Long Term				
From Others		**34.29**		42.86
(B) Short Term				
From Banks				
- Commercial Paper *	-		325.00	
- Others	65.62		576.37	
		65.62		901.37
(C) Fixed Deposits		**0.49**		31.79
		100.40		976.02

* Maximum amount outstanding at any time during the year Rs. 325 crore (previous year Rs. 420 crore)

SCHEDULE 'E'

FIXED ASSETS

(Rs. in crore)

PARTICULARS	GROSS BLOCK				DEPRECIATION					NET BLOCK	
	As at 01.04.2004	Additions/ Adjustments	Deductions/ Adjustments	As at 31.03.2005	Upto 31.03.2004	For the Year	Deductions/ Adjustments	Impairment	Upto 31.03.2005	As at 31.03.2005	As at 31.03.2004
OWN ASSETS											
Leasehold Land	47.25	-	-	**47.25**	7.05	0.49	-	-	**7.54**	**39.71**	40.20
Freehold Land	43.92	-	-	**43.92**	-	-	-	-	-	**43.92**	43.92
Buildings	555.23	1.48	0.05	**556.66**	125.28	11.98	-	-	**137.26**	**419.40**	429.95
Plant & Machinery	8,108.74	173.46*	6.85	**8,275.35**	3,911.41	407.27	(4.32)*	20.19	**4,343.19**	**3,932.16**	4,197.33
Railway Sidings	3.07	-	-	**3.07**	2.27	0.10	-	-	**2.37**	**0.70**	0.80
Furniture & Fixtures	138.85	0.80	30.06*	**109.59**	92.64	4.48	10.21*	-	**86.91**	**22.68**	46.21
Vehicles & Locomotives	17.58	0.31	0.21	**17.68**	14.58	0.78	0.19	-	**15.17**	**2.51**	3.00
Jetties	49.56	-	-	**49.56**	45.67	3.89	-	-	**49.56**	-	3.89
Sub Total	**8,964.20**	**176.05**	**37.17**	**9,103.08**	**4,198.90**	**428.99**	**6.08**	**20.19**	**4,642.00**	**4,461.08**	**4,765.30**
LEASED ASSETS											
Plant and Machinery	682.69	-	-	**682.69**	62.06	76.71	-	-	**138.77**	**543.92**	620.63
Sub Total	**682.69**	-	-	**682.69**	**62.06**	**76.71**	-	-	**138.77**	**543.92**	**620.63**
Total	**9,646.89**	**176.05**	**37.17**	**9,785.77**	**4,260.96**	**505.70**	**6.08**	**20.19**	**4,780.77**	**5,005.00**	**5,385.93**
Previous year	9,638.28	41.40	32.79	9,646.89	3,577.67	685.57	2.28	-	4,260.96	**5,385.93**	
Capital Work-in-Progress										**58. 80**	80.66

Notes:

(a) Leasehold Land includes Rs. 15.66 crore (previous year Rs. 15.66 crore) in respect of which lease – deeds are pending for execution.

(b) Buildings includes :

(i) Cost of Shares in Co-operative Housing Societies Rs. 11,400. (previous year Rs. 11,650).

(ii) Rs. 4.88 crore (previous year Rs. 4.88 crore) in respect of which conveyance is pending.

(c) Capital Work-in-Progress includes :

(i) Rs. 6.60 crore (previous year Rs. 7.92 crore) on account of construction materials at site.

(ii) Rs. Nil (previous year Rs. 0.32 crore) on account of project development expenses pending allocation.

(d) Cost of Jetty Platform, constructed by the Company is amortised over the period of agreement with Gujarat Maritime Board, so that the aggregate depreciation provided to date is not less than the aggregate rebate availed by the company.

(e) Addition/Adjustment includes loss of Rs. 8.77 crore (In previous year Deduction/ Adjustments includes gain of Rs. 29.57 crore) on account of exchange rate difference during the year.

(f) Leased Assets - refer note nos. 8 (b) and (c) of schedule 'O'.

(g) Refer note no. 11 of Schedule 'O' for Impairment Loss.

* Addition to Plant & Machinary (Gross Block) includes Rs. 29.23 crore & Depreciation of Rs. 9.52 crore being the assets regrouped from Furniture & Fixtures.

Schedules forming part of the Balance Sheet

SCHEDULE 'F' (Rs. in crore)

INVESTMENTS

			As at 31st March, 2005		As at 31st March, 2004
Long Term Investments					
Government and other securities					
Unquoted					
	National Savings Certificates of the face value Rs. 18,000 (previous year Rs. 19,000) [Deposited with Government Authorities Rs. 9,000 (previous year Rs. 9,000)]		-		-
Other Investments					
88 (88)	Pass Through Certificates (PTC) issued by Indian Residential MBS Trust - Series VI		**40.80**		62.72
In Equity Shares					
Unquoted, fully paid up					
62,63,125 (62,63,125)	Indian Vaccines Corporation Ltd. of Rs. 10 each	**6.26**		6.26	
	Less : Provision for diminution in value of investment	**2.15**	**4.11**	2.15	4.11
- (1)	GE Plastics India Ltd. of Rs. 100 each (Rs. 100)		-		-
12,04,20,000 (7,44,00,000)	Gujarat Chemical Port Terminal Company Ltd. of Rs. 10 each		**120.42**		74.40
			165.33		141.23
	Gujarat Chemical Port Terminal Company Ltd. Share application money pending allotment (allotted during the year)		-		10.00
			165.33		151.23

INVESTMENTS (Rs. in crore)

	As at 31st March, 2005 Book Value	As at 31st March, 2004 Book Value
Aggregate Value of Unquoted Investment	**165.33**	141.23

Movement During the year - Purchased and sold

Mutual Fund Units	**Face Value (Rs.)**	**Nos. (in crore)**	**Cost (Rs. in crore)**
Reliance Floating Rate Fund Daily Dividend Reinv. Plan	10.00	9.96	100.00
Reliance Floating Rate Fund Growth Plan	10.00	12.75	127.98
Reliance Fixed Term Scheme Monthly Plan 11	10.00	7.50	75.00
Reliance Fixed Term Scheme Monthly Plan 9	10.00	2.50	25.00
Reliance Short Term Fund - Institutional Plan	10.00	39.47	446.83
Reliance Liquid Fund - Treasury Plan - Inst Option	10.00	175.65	2760.94
Reliance Liquid Fund - Super Cash Plan - Growth Option	10.00	4.15	45.00
Reliance Liquid Fund - Cash Plan - Growth Option	10.00	89.07	1032.45

Schedules forming part of the Balance Sheet

SCHEDULE 'G' (Rs. in crore)

CURRENT ASSETS	As at 31st March, 2005		As at 31st March, 2004	
INVENTORIES				
Stores, Chemicals and Packing Materials	179.69		296.45	
Raw Materials	110.23		146.37	
Stock-in-Process	27.55		25.51	
Finished Goods (including Traded Goods)	305.65		304.77	
		623.12		773.10
SUNDRY DEBTORS (Unsecured)				
Over six months				
Considered good	-		6.10	
Considered doubtful	-		93.47	
	-		99.57	
Less : Provision for doubtful debts	-		93.47	
	-		6.10	
Others, considered good	701.06		397.19	
		701.06		403.29
CASH AND BANK BALANCES				
Cash on hand	0.03		0.05	
Balance with Banks				
In Current Accounts with Scheduled Banks	64.21		50.02	
In Fixed Deposit Accounts with Scheduled Banks	600.58		0.54	
In Post Office Savings Bank account Rs. 1,000 (previous year Rs. 1,000) [Maximum balance during the year Rs 1,000 (previous year Rs. 1,000)]	-		-	
		664.82		50.61
		1,989.00		1,227.00

SCHEDULE 'H' (Rs. in crore)

LOANS AND ADVANCES	As at 31st March, 2005		As at 31st March, 2004	
Advances recoverable in cash or in kind or for value to be received				
Secured, considered good	44.40		60.09	
Unsecured, considered good	300.28		188.72	
Unsecured, considered doubtful- fully provided for	41.09		43.37	
	385.77		292.18	
Less : Provision for doubtful advances	41.09		43.37	
		344.68		248.81
Advance Tax (net of provisions)		111.90		118.18
Balance with Customs, Central Excise Authorities etc.		-		10.09
		456.58		377.08

Advances includes :

(i) Maximum amount due at any time during the year from an officer of the company Rs. Nil (previous year Rs. 0.03 crore).

(ii) Rs. 13.41 crore (previous year Rs. 3.19 crore) in respect of advances for projects / schemes under implementation.

Schedules forming part of the Balance Sheet

SCHEDULE 'I' (Rs. In crore)

CURRENT LIABILITIES AND PROVISIONS	As at 31st March, 2005		As at 31st March, 2004	
CURRENT LIABILITIES				
Sundry Creditors* - Small Scale Industries	0.19		0.11	
- Others	1,994.68		1,049.21	
Unpaid Dividend **	2.65		2.81	
Unpaid Matured Deposits ** (a)	0.06		1.48	
Unpaid Matured Debentures / Bonds ** (b)	1.39		1.45	
Interest Accrued on (a) and (b) above **	0.42		0.52	
Interest Accrued but not due on Loans	0.06		32.92	
		1,999.45		1,088.50
PROVISIONS				
Provision for Wealth Tax	0.13		0.10	
Provision for Leave Encashment / Gratuity	98.87		58.68	
Other Provisions	173.02		71.31	
Proposed Dividend	111.70		62.05	
Tax on Dividend	15.67		7.95	
		399.39		200.09
TOTAL		2,398.84		1,288.59

* Includes for Capital Expenditure Rs. 10.33 crore (previous year Rs. 12.92 crore)

The Company has recognised liability based on substantial degree of estimation for excise duty payable on clearance of goods lying in stock as on 31st March, 2004 of Rs. 49.03 crore as per estimated pattern of the despatches. During the year this was utilised for clearance of goods. Additional liability recognised under this class for the year is Rs. 48.36 crore which was outstanding as on 31st March, 2005. Actual out flow is expected in the next financial year. Other class of provisions where recognition is based on substantial degree of estimation relate to disputed supplier/third party claims, rebates or demands against the Company. Any additional information in this regard can be expected to prejudice seriously the position of the Company.

* Small Scale industrial undertaking to whom amounts are due has been determined based on the information available with the Company and are as follows :

Electronics Instrument Co.,Paradise Rubber Pvt. Ltd., Percynic Chemicals, Swambe Chemicals, Aakash Engineering, Continental Valves Ltd., Shreyas Instruments Pvt. Ltd., Jubilio Chemicals, Chemo Fab Industries, Hans Chemicals, K.K. Poonja & Sons, Komal Pharmaceuticals, Orien Engineering, Ramsco Chemicals Industries, Sulux Phosphates, Viraj Enterterprise, S.K. Chemicals Industries, Synthochemicals Pvt. Ltd.

** There are no amount due and outstanding to be credited to the Investor Education and Protection Fund.

Schedules forming part of the Profit and Loss Account

SCHEDULE 'J' (Rs. In crore)

OTHER INCOME	2004-05	2003-04
Export Incentives	84.85	61.32
Interest Received :		
From Long Term Investment	3.72	5.45
From Others	19.11	13.53
[Tax deducted at source Rs. 1.13 crore (previous year Rs. 0.94 crore)]		
Profit on Sale of Current Investments (net)	5.73	0.04
Profit on Sale of Fixed Assets	1.84	0.14
Miscellaneous Income	16.92	20.81
	132.17	101.29

Schedules forming part of the Profit and Loss Account

SCHEDULE 'K'				(Rs. in crore)
VARIATION IN STOCKS		**2004-05**		2003-04
STOCK-IN-TRADE (at close)				
Finished Goods (including Traded Goods)	**305.65**		304.77	
Stock-in-Process	**27.55**		25.51	
		333.20		330.28
STOCK-IN-TRADE (at commencement)				
Finished Goods (including Traded Goods)	**304.77**		440.40	
Stock-in-Process	**25.51**		19.47	
		330.28		459.87
		2.92		(129.59)

SCHEDULE 'L'					(Rs. in crore)
MANUFACTURING AND OTHER EXPENSES			**2004-05**		2003-04
RAW MATERIAL CONSUMED			**3683.86**		2396.66
MANUFACTURING EXPENSES					
Stores, Chemicals and Packing Materials		**550.13**		472.96	
Electric Power, Fuel and Water		**1,012.01**		742.96	
Machinery Repairs		**187.17**		110.84	
Building Repairs		**5.85**		5.94	
Labour, Processing and Machinery Hire Charges		**18.99**		19.66	
Excise Duty provided on Stocks		**(1.26)**		(25.59)	
Lease Rent		**85.05**		82.56	
Exchange Differences (net)		**(4.34)**		(45.78)	
Capital Work-in-Progress Written Off		**1.18**		-	
			1,854.78		1,363.55
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES (including Managerial Remuneration)					
(Refer note no. 5 of Schedule 'O')					
Salaries, Wages and Bonus		**427.27**		432.51	
Contribution to Provident Fund, Gratuity Fund etc.		**31.29**		40.88	
Employee Welfare and Other Amenities		**63.81**		60.45	
			522.37		533.84
SALES AND DISTRIBUTION EXPENSES					
Samples, Sales Promotion and Advertisement		**1.22**		0.74	
Brokerage, Discount and Commission		**76.35**		81.17	
Warehousing and Distribution		**199.61**		201.02	
Sales Tax		**28.12**		27.40	
Bad debts / Advances Written Off	**113.42**				
Less : Provision for Doubtful Debts / Irrecoverable Advances Written Back	**(102.30)**	**11.12**		-	
Provision for Doubtful Debts / Advances		**6.26**		36.61	
			322.68		346.94
ESTABLISHMENT EXPENSES					
Insurance		**27.34**		36.88	
Rent		**33.28**		39.94	
Rates and Taxes		**20.12**		19.57	
Other Repairs		**9.69**		9.81	
Travelling Expenses		**13.96**		15.24	
Payment to Auditors		**0.85**		0.45	
Professional Fees		**19.14**		9.61	
Loss on Sale / Discarding of Fixed Assets		**0.96**		0.80	
Miscellaneous Expenditure Written Off		**-**		21.61	
General Expenses		**47.51**		41.91	
Wealth Tax		**0.18**		0.10	
Impairment Loss		**20.19**		-	
			193.22		195.92
			6,576.91		4,836.91

Schedules forming part of the Profit and Loss Account

SCHEDULE 'M'		(Rs. in crore)
INTEREST	**2004-05**	2003-04
Debenture/ Bonds	**29.86**	76.18
Fixed Loans	**17.80**	33.15
Others	**41.09**	112.89
Finance charges on Leased Assets	**73.55**	77.02
	162.30	299.24

Significant Accounting Policies

SCHEDULE - ' N '

A. Basis of Preparation of Financial Statements

The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956.

B. Use of Estimates

The presentation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual result and the estimates are recognised in the period in which the results are known / materialised.

C. Own Fixed Assets

Fixed Assets are stated at cost net of modvat / cenvat, less accumulated depreciation including impairment loss. All costs, including financing costs till commencement of commercial production, net charges on foreign exchange contracts and adjustment arising from exchange rate variations attributable to the fixed assets are capitalised.

D. Leased Assets

1. Operating Leases : Rentals are expensed with reference to lease terms and other considerations
2. (i) Finance Leases prior to 1st April, 2001 : Rentals are expensed with reference to lease terms and other considerations.

   (ii) Finance Leases on or after 1st April, 2001 : The lower of the fair value of the assets and present value of the minimum lease rentals is capitalised as fixed assets with corresponding amount shown as lease liability. The principal component in the lease rental is adjusted against the lease liability and the interest component is charged to profit and loss account.
3. However, rentals referred to in (1) or (2)(i) above and the interest component referred to in (2)(ii) above pertaining to the period up to the date of commissioning of the assets are capitalised.

E. Depreciation

Depreciation on fixed assets is provided on straight line method (SLM) at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956, except: in respect of plant & machinery and furniture & fixtures at Vadodara Complex where depreciation is provided on written down value method (WDV) ; in respect of assets acquired prior to 1st April, 1993 where depreciation is provided on SLM as prescribed under Section 205(2)(b) of the Companies Act, 1956; on additions or extensions forming an integral part of existing plants, including incremental cost arising on account of translation of foreign currency liabilities for acquisition of fixed assets and insurance spares, depreciation is provided as aforesaid over the residual life of the respective plants; premium on leasehold land is amortised over the period of lease; cost of jetty has been amortised over the period of agreement of right to use, provided however that the aggregate amount amortised to date is not less than the aggregate rebate availed by the company; on assets acquired under finance lease on or after 1st April, 2001 depreciation is provided over the lease term.

F. Foreign Currency Transactions

(i) Transactions denominated in foreign currencies are normally recorded at the exchange rate prevailing at the time of the transaction.

(ii) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items which are covered by forward exchange contracts, the difference between the year end rate and rate on the date of the contract is recognised as exchange difference and the premium paid on forward contracts has been recognised over the life of the contract.

(iii) Non monetary foreign currency items are carried at cost.

(iv) Any income or expense on account of exchange difference either on settlement or on translation is recognised in the Profit and Loss Account except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

G. Investments

Current investments are carried at the lower of cost and quoted/fair value. Long Term Investments are stated at cost. Provision for diminution in the value of long-term investments is made only if such a decline is other than temporary in the opinion of the management.

H. Inventories

Items of inventories are measured at lower of cost or net realisable value. Cost of inventories comprises of all cost of purchase, cost of conversion and other cost incurred in bringing them to their respective present location and condition. Cost of Raw Materials, process chemicals, stores and spares, packing materials, trading and other products is determined on weighted average basis. By-products are valued at net realisable value. Cost of work-in-progress and finished stock is determined on absorption costing method.

I. Turnover

Turnover includes sale of goods, services, excise duty and sales during trial run period; adjusted for discounts.

J. Excise Duty

Excise Duty has been accounted on the basis of both payments made in respect of goods cleared as also provision made for goods lying in bonded warehouses.

K. Employees Retirement Benefits

Company's contribution to provident fund and family pension fund are charged to Profit and Loss Account. Gratuity and leave encashment benefit are charged to Profit and Loss Account on the basis of actuarial valuation.

L. Borrowing Costs

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalised as part of the cost of such assets. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. All other borrowing costs are charged to revenue.

M. Provision for Current and Deferred Tax

Provision for current tax is made after taking into consideration benefits admissible under the provisions of the Income Tax Act, 1961.

Deferred tax resulting from "timing differences" between book and taxable profit is accounted for using the tax rates and laws that have been enacted or substantively enacted as on the Balance Sheet date. The deferred tax asset is recognised and carried forward only to the extent that there is a reasonable/virtual certainty that the asset will be realised in future.

N. Provision, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognised when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent liabilities are not recognised but are disclosed in the notes. Contingent Assets are neither recognised nor disclosed in the financial statements.

O. Employee Separation Cost

Compensation to employees who have opted for retirement under the voluntary retirement scheme of the company is charged off to Profit and Loss Account.

P. Premium on Redemption of Bonds / Debentures

Premium on redemption on Bonds / Debentures are adjusted against the Securities Premium Account.

Q. Impairment of Assets

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the Profit and Loss Account in the year in which an asset is identified as impaired. The impairment loss recognised in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

Notes on Accounts

SCHEDULE 'O' : Notes on Accounts

1. The previous year's figures have been reworked, regrouped, rearranged and reclassified wherever necessary.

2. In view of clarification issued by the Institute of Chartered Accountants of India on 2nd April, 2005, Inter Divisional Transfers which hitherto was considered as part of "Turnover and Inter Divisional Transfers" is not considered.

3. Premium on outstanding forward exchange contracts to be recognised in the Profit and Loss Account of subsequent accounting period aggregate to a gain of Rs. 0.36 crore (previous year gain of Rs. 2.22 crore).

4. Revenue expenditure on Research and Development charged to Profit and Loss account Rs. 28.12 crore (previous year Rs. 9.90 crore).

5. The Company during the year made payments and provision to employees aggregating to Rs. 61.56 crore (previous year Rs.144.23 crore) under Voluntary Retirement Scheme and in accordance with the accounting policy followed by the Company, the same has been charged to Profit and Loss Account and is grouped under Payment to and Provision for Employees.

6. The Company has equity investments in Gujarat Chemical Port Terminal Company Ltd. (GCPTCL) aggregating to Rs. 120.42 crore and Rs. 6.26 crore in Indian Vaccines Corporation Ltd. (IVCOL) which are held as strategic long term investments. As per the latest audited accounts of these companies, there had been a substantial erosion of their net worth. The Company, being one of the promoters, have been involved in the restructuring programme undertaken by GCPTCL which would substantially improve the operations of that Company with the resultant improvement in its net worth. As a part of such restructuring, the Company has invested additional Rs. 35.98 crore during the year in GCPTCL by way of equity investment. As regards IVCOL, the Company's plans for activating the growth of the said Company are at advance stage and the Company is hopeful of implementing such plans. However out of abundant caution, the Company has made a provision for diminution in the value of investments held in that Company for Rs. 2.15 crore in the earlier years.

   On the basis of the above, in the opinion of the Company, such a decline in the value of investment is temporary and no additional provision is considered necessary in the accounts towards the investments in the aforesaid Companies.

7. As per Accounting Standard (AS - 22) on Accounting for Taxes on Income issued by the Institute of Chartered Accountants of India, (ICAI) the deferred tax liability (DTL) as at 31st March, 2005 comprises of the following :

(Rs. in crore)

Item	**As at 31st March, 2005**	As at 31st March, 2004
Deferred Tax Liability		
Related to Fixed Assets	**1,145.10**	1,081.16
Deferred Tax Assets		
Disallowances under Income Tax Act, 1961	**43.94**	113.93
Provision for Deferred Tax (net)	**1,101.16**	967.23

8. (a) Fixed assets taken on finance lease prior to 1st April, 2001 amounts to Rs. 443.87 crore (previous year Rs. 443.87 crore). Future obligations towards lease rentals under the lease agreements as on 31st March, 2005 amount to Rs. 205.09 crore (previous year Rs. 288.78 crore).

(Rs. in crore)

Due	As at 31st March, 2005	As at 31st March, 2004
Within one year	**68.35**	83.73
Later than one year but not later than five years	**134.54**	202.59
Later than five years	**2.20**	2.46

(b) In respect of Fixed Assets acquired on finance lease on or after 1st April, 2001, the minimum lease rentals outstanding as of 31st March, 2005 are as follows :

(Rs. in crore)

Due	Total Minimum Lease Payments outstanding as at 31st March, 2005	Future interest on Outstanding Lease payments	Present value of Minimum Lease Payments
Within one year	**98.76**	**70.26**	**28.50**
	(102.73)	(73.55)	(29.18)
Later than one year but not later than five years	**358.88**	**246.10**	**112.78**
	(378.46)	(261.16)	(117.30)
Later than five years	**570.30**	**218.19**	**352.11**
	(655.21)	(273.78)	(381.43)
Total	**1,027.94**	**534.55**	**493.39**
	(1,136.40)	(608.49)	(527.91)

(c) General description of significant lease terms

(i) Lease rentals are charged on the basis of agreed terms.

(ii) Assets are taken on lease over a period of 8 to 15 years.

9. Based on consideration of dominant source and nature of risks and returns, the Company is considered to be a petrochemicals manufacturing Company with all activities revolving around this business and accordingly has only one reportable segment. The geographical location of its main operations and the internal organization/reporting and management structure supports such treatment.

10. The Ministry of Company Affairs, Government of India vide, its Order No. 46/23/2005/CL-III dated March 07, 2005 issued under Section 211 (4) of the Companies Act, 1956 has exempted the Company from disclosure of quantitative details in the Profit and Loss Account under paras 3(i)(a), 3(ii)(a) of Part II, Schedule VI to the Companies Act, 1956.

11. In accordance with the Accounting Standard (AS-28) on "Impairment of Assets" issued by the Institute of Chartered Accountants of India, the Company during the year carried out an exercise of identifying the assets that may have been impaired in respect of each cash generating unit in accordance with the said Accounting Standard. The Company has identified Fixed Assets of two units as impaired mainly on account of economic performance and alternative viability of such assets and accordingly an Impairment loss of Rs. 20.19 crore has been charged to the Profit and Loss Account at the year end.

12. As per Accounting Standard (AS-18) on Related party disclosures issued by the Institute of Chartered Accountants of India, the disclosure of transactions with the related party as defined in the Accounting Standard are given below :

(a) List of Related Parties with whom transaction have taken place and Relationship:

Sr. No.	Name of the Related Party	Relationship
1	Reliance Industries Limited	Associate Companies
2	Gujarat Chemical Port Terminal Company Limited	Associate Companies
3	Reliance Capital Limited	Associate Companies
4	Reliance Petroinvestments Limited	Associate Companies
5	Reliance Ventures Limited	Associate Companies
6	Reliance General Insurance Company Limited	Associate Companies
7	Indian Vaccines Corporation Limited	Associate Companies
8	Reliance Infocomm Limited	Associate Companies
9	Shri S K Anand	Key Management Personnel

Note: Related party relationship is as identified by the Company and relied upon by the Auditors.

(b) Transactions during the year with related parties:

(Rs. in crore)

Sr. No.	Nature of Transaction	Associates	Key Management Personnel	Total
A	**Loan Taken during the year**			
	(Subscription to debentures, which were sold by related party subsequently)	-		-
		(445.00)		(445.00)
	Balance as at 31st March, 2005	-		-
		(-)		(-)
B	**Investment**			
	Balance as at 31st March, 2005	**124.53**		**124.53**
		(88.51)		(88.51)
C	**Sundry Creditors**			
	Balance as at 31st March, 2005	**173.01**		**173.01**
		(225.12)		(225.12)
D	**Loans & Advances**			
	(a) Loans given			
	Balance as at 1st April, 2004	**1.91**		**1.91**
		(1.91)		(1.91)
	Given during the year	-		-
		(-)		(-)
	Returned during the year	-		-
		(-)		(-)
	Balance as at 31st March, 2005	**1.91**		**1.91**
		(1.91)		(1.91)
	(b) Advances recoverable in cash or kind			
	Balance as at 1st April, 2004	**5.96**		**5.96**
		(4.96)		(4.96)
	Given during the year	**28.48**		**28.48**
		(26.11)		(26.11)
	Returned / adjusted during the year	**10.56**		**10.56**
		(25.12)		(25.12)
	Balance as at 31st March, 2005	**23.88**		**23.88**
		(5.95)		(5.95)
E	**Turnover**	**553.42**		**553.42**
		(392.72)		(392.72)
F	**Sundry Debtors**	**131.59**		**131.59**
		(-)		(-)
G	**Purchases**	**2,632.15**		**2,632.15**
		(3,818.69)		(3,818.69)
H	**Expenditure**			
	Warehousing and Distribution	**98.94**		**98.94**
		(-)		(-)
	Payment to and provision for Employees		**0.27**	**0.27**
			(0.27)	(0.27)
	Insurance	**2.70**		**2.70**
		(3.36)		(3.36)
	Raw Material Consumed (Tankage Charges)	**142.59**		**142.59**
		(129.40)		(129.40)
	Labour Processing and Machinery Hire Charges	**7.32**		**7.32**
		(-)		(-)
	General Expenses	**2.90**		**2.90**
		(3.19)		(3.19)
I	**Guarantees Issued**			
	Financial Guarantees	**80.00**		**80.00**
		(140.00)		(140.00)

(c) The significant transactions during the year with related parties are as follows :

1) Investment- Refer schedule 'F' of the Balance Sheet; 2) Sundry Creditors-Gujarat Chemical Port Terminal Company Limited-Rs. 173.01 crore: 3) Advance recoverable in cash or kind-Reliance Industries Limited; 4) Turnover-Reliance Industries Limited-Rs. 553.42 crore; 5) Sundry debtors-Reliance Industries Limited-Rs. 131.59 crore; 6) Purchases-Reliance Industries Limited-Rs. 2632.15 crore; 7) Expenditure:a) Warehousing and distribution- Reliance Industries Limited Rs. 98.94 crore; b) Payment to and provision for employees-Mr. S K Anand, Whole time Director-Rs. 0.27 crore; c) Insurance-Reliance General Insurance Company Limited-Rs. 2.70 crore; d) Raw material consumed-Gujarat Chemical Port Terminal Company Limited-Rs. 142.59 crore; e) Labour, Processing and Machinery Hire Charges-Reliance Industries Limited-Rs. 7.32 crore; f) General charges-Reliance Industries Limited-Rs. 1.06 crore and Reliance Infocomm Limited-Rs. 1.84 crore; 8) Guarantees Issued -Gujarat Chemical Port Terminal Company Limited-Rs. 80 crore.

(d) Loans and Advances in the nature of Loans given to subsidiaries and Associates etc :

(Rs. in crore)

Sr. No.	Name of the Company	**As at 31st March, 2005**	As at 31st March, 2004	Maximum Balance during the year
1	Indian Vaccine Corporation Limited (Associate)	**1.91**	1.91	1.91

Notes:

(i) The aforesaid interest free loan to the Associate Company is repayable on demand.

(ii) Loans to employees as per Company's policy are not considered.

(iii) The above associate has not made investments in the shares of the Company.

13. (a) Payment to Auditors*

(Rs. in crore)

		2004-05	2003-04
(i)	Audit Fees	**0.56**	0.24
(ii)	Tax Audit Fees	**0.04**	0.02
(iii)	For Certification and Consultation in Finance and Tax matters	**0.17**	0.15
(iv)	Expenses reimbursed	**0.01**	0.01
		0.78	0.42
(b)	Cost Audit Fees	**0.03**	0.03

*(Excluding applicable service tax)

14. **Managerial Remuneration**

(Rs. in crore)

		2004-05	2003-04
(i)	Salaries and allowances	**0.22**	0.22
(ii)	Perquisites	**0.01**	0.01
(ii)	Contribution to provident and other funds	**0.04**	0.04
		0.27	0.27

As employee wise break up of contribution to LIC Group Gratuity Scheme is not available,the same has not been included in the above figures.

15. **Earning per Share (EPS)**

		2004-05	2003-04
(a)	Net Profit available for equity shareholders (Rs. in crore) (Numerator used for calculation)	**785.73**	273.56
(b)	Weighted Average number of equity shares used as denominator for calculating EPS	**24,82,25,622**	24,82,25,622
(c)	Basic and Diluted Earning per share (Rs.) (Equity share of face value of Rs. 10 each)	**31.65**	11.02

16. Additional Information

	2004-05	(Rs. in crore) 2003-04
(a) Estimated amount of Contracts remaining to be executed on Capital accounts and not provided for	**41.21**	104.40
(b) Contingent Liabilities		
(i) Claims by the Customs and Central Excise Authorities against the Company under dispute	**119.35**	245.15
(ii) Disputed Income Tax liability in respect of matters		
• Pending before Appellate authorities where Company expects to succeed based on the same matters decided in favour of the Company in the assessment years 1995-96 to 1997-98	**91.77**	89.42
• Pending in appeal – other matters	**7.89**	7.67
(iii) Sales Tax liability in respect of disputed cases	**7.78**	4.02
(iv) Claims against the Company / disputed liabilities not acknowledged as debts	**217.70**	174.78
(v) Guarantees to Banks and Financial Institutions against credit facilities to third parties	**116.76**	186.57

17. Expenditure in Foreign Currency

	2004-05	(Rs. in crore) 2003-04
(a) Technical Know-how, Professional and Consultancy Fees	**19.21**	9.61
(b) Interest and Financial Charges	**18.50**	23.07
(c) Warehousing and Distribution	**66.87**	58.75
(d) Others	**7.41**	13.12

18. Value of imports on CIF basis

	2004-05	(Rs. in crore) 2003-04
(a) Raw Materials	**1,222.23**	694.06
(b) Stores, Chemicals & Packing Materials	**139.13**	132.57
(c) Capital Goods	**12.38**	6.94
(d) Traded Goods	**5.18**	33.35

19. Value of Raw Materials Consumed

	2004-05		2003-04	
	Rs. in crore	**% of Consumption**	Rs. in crore	% of Consumption
Imported	**1,431.21**	**38.85**	796.38	33.23
Indigenous	**2,252.65**	**61.15**	1,600.28	66.77
	3,683.86	**100.00**	2,396.66	100.00

20. Value of Stores, Chemicals and Packing Material Consumed

	2004-05		2003-04	
	Rs. in crore	**% of Consumption**	Rs. in crore	% of Consumption
Imported	**137.01**	**24.90**	175.72	37.15
Indigenous	**413.12**	**75.10**	297.24	62.85
	550.13	**100.00**	472.96	100.00

21. Earning in foreign exchange

	2004-05	(Rs. in crore) 2003-04
FOB Value of exports	**1,608.52**	2,743.14

22. **Licensed and Installed Capacity** **(Qty. in MT)**
(As certified by the Management)

PRODUCT NAME	LICENSED CAPACITY		INSTALLLED CAPACITY	
	2004-05	2003-04	**2004-05**	2003-04
Polymers	**N.A**	N.A.	**1,252,690**	1,082,690
Ethylene Glycol *	**196,100**	196,100	**264,480**	196,100
Other Fibre & Fibre Intermediates	**N.A.**	N.A.	**94,012**	94,012
Catalysts	**N.A.**	N.A.	**60**	1,000
Benzene	**23,600**	23,600	**23,600**	23,600
Butadeine	**36,000**	36,000	**36,000**	36,000
Ethylene	**830,000**	830,000	**830,000**	830,000
Ethylene Oxide	**25,000**	25,000	**25,000**	25,000
Hydrocynic Acid	**3,600**	3,600	**3,600**	3,600
Propylene	**235,460**	235,460	**235,460**	225,460
Ortho Xylene & Mixed Xylene	**47,900**	47,900	**47,900**	47,900
Paraxylene	**48,600**	48,600	**48,600**	48,600
Other Chemicals	**N.A.**	N.A.	**1,425,915**	1,410,180

* The installed capacity of these plants are such that if 25,000 MT of Ethylene Oxide is produced only 165,091 MT of Ethylene Glycol can be produced.

N.A. – Not Applicable

23. **Production meant for sale** **(Qty. in MT)**

Products	**2004-05**	2003-04
Polymers	**1,163,774**	1,045,460
Ethylene Glycol	**241,631**	200,209
Other Fibre & Fibre Intermediates	**32,467**	33,593
Catalyst	**10**	128
Benzene	**39,705**	24,984
Butadiene	**420**	109
Ethylene	**20,775**	21,040
Ethylene Oxide	**22.983**	19,525
Hydrocyanic Acid	**3,514**	3,260
Propylene	**809**	137
Other Chemicals	**416,045**	318,581

24. **Traded Goods** **(Rs. in crore)**

Product	**Opening Stock**		**Purchases**		**Sales**		**Closing Stock**	
	Qty MT	**Value**	**Qty MT**	**Value**	**Qty MT**	**Value**	**Qty MT**	**Value**
Polymers	**601**	**2.04**	**1,081**	**4.00**	**1,682**	**6.31**	**-**	**-**
	(1)	(-)	(271,096)	(821.47)	(270,496)	(891.75)	(601)	(2.04)
Chemicals	**57**	**0.13**	**7,165**	**10.69**	**7,192**	**13.69**	**30**	**0.09**
	(-)	(-)	(83,673)	(192.72)	(83,616)	(211.17)	(57)	(0.13)
Fibre & Fibre Intermediates	**48**	**0.21**	**101**	**0.44**	**149**	**0.73**	**-**	**-**
	(-)	(-)	(18,313)	(51.01)	(18,265)	(54.54)	(48)	(0.21)
Petroleum Goods	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	(-)	(-)	(801,938)	(1,028.66)	(801,938)	(1,035.69)	(-)	(-)
Propane	**-**	**-**	**30,160**	**44.30**	**29,669**	**44.91**	**491**	**0.90**
	(-)	(-)	(24,479)	(29.06)	(24,479)	(29.17)	(-)	(-)
Others		**-**		**4.22**		**2.85**		**-**
		(-)		(2.30)		(1.66)		(-)
Total		**2.38**		**63.65**		**68.49**		**0.99**
		(-)		(2,125.22)		(2,223.98)		(2.38)

25. BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. Registration Details

Registration No. :	04-1569	State Code :	04
Balance Sheet Date :	31032005		

II. Capital Raised during the year (Amount Rs. in crore)

Public Issue :	NIL	Bonus Issue :	NIL
Rights Issue :	NIL	Private Placement :	NIL

III. Position of Mobilisation and Deployment of Funds (Amount Rs. in crore)

Total Liabilities :	7674.71	Total Assets :	7674.71
Sources of Funds			
Paid-up Capital :	249.05	Reserves & Surplus :	2672.00
Secured Loans :	659.85	Deferred Tax Liability :	1101.16
Unsecured Loans :	100.40	Liability for Leased Assets :	493.39
Application of Funds			
Net Fixed Assets :	5063.80	Investments :	165.33
Net Current Assets :	46.72	Miscellaneous Expenditure :	NIL

IV. Performance of Company (Amount Rs. in crore)

Gross Turnover :	9385.55		
Net Turnover :	8199.12	Total Expenditure :	7308.56
Profit before Tax :	1025.65	Profit after Tax :	785.73
Earning per Share in Rs. :	31.65	Dividend Rs. Per share :	4.50

V. Generic Names of Three Principal Products of Company (as per monetary terms)

Item Code No. (ITC Code) : 39012000

Product Description : POLYETHYLENE

Item Code No. (ITC Code) : 38171001

Product Description : LINEAR ALKYL BENZENE

Item Code No. (ITC Code) : 29053100

Product Description : MONO ETHYLENE GLYCOL

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

(Rajesh Chaturvedi)
Partner

For **Deloitte Haskins & Sells**
Chartered Accountants

(P. R. Barpande)
Partner

Place: Mumbai
Date : 26th April, 2005

For and on behalf of the Board

Mukesh D. Ambani - Chairman

Nikhil R. Meswani, **Anand J. Jain**, **Kamal P. Nanavaty**, **R. S. Lodha**, **Shailesh V. Haribhakti**, **Lalit Bhasin**, **Sandeep H. Junnarkar** - Directors

Sandesh K. Anand - Wholetime Director

Shashikala Rao - Deputy Company Secretary

Cash Flow Statement Annexed to the Balance Sheet for the period April 2004 - March 2005

(Rs. in crore)

		2004-05		2003-04
A: CASH FLOW FROM OPERATING ACTIVITIES :				
Net Profit before Tax		**1,025.65**		336.56
Adjusted for:				
Depreciation	**505.70**		471.59	
Impairment of Asset	**20.19**		-	
Interest Expenses	**162.30**		299.24	
Interest Income	**(17.55)**		(18.98)	
Provision for Doubtful Debts / Advances	**6.26**		36.61	
Miscellaneous Expenditure Written Off	**-**		21.61	
Profit on Sale of Fixed Assets	**(1.84)**		(0.14)	
Loss on Sale / Discarding of Fixed Assets	**0.96**		0.80	
Profit on Sale of Investments	**(5.73)**		(0.04)	
Effect of Exchange Rate Change	**(17.36)**		(35.13)	
		652.93		775.56
Operating Profit before Working Capital Changes		**1,678.58**		1,112.12
Adjusted for:				
Trade and Other Receivables	**(378.61)**		14.39	
Inventories	**149.98**		205.71	
Trade Payables	**1,091.01**		321.19	
		862.38		541.29
Cash Generated from Operations		**2,540.96**		1,653.41
Taxes Paid		**(85.21)**		(1.20)
Net Cash from Operating Activities		**2,455.75**		1,652.21
B: CASH FLOW FROM INVESTING ACTIVITIES:				
Purchase of Fixed Assets		**(135.45)**		(60.89)
Sale of Fixed Assets		**2.74**		0.08
Purchase of Investments		**(36.02)**		(237.43)
Sale of Investments		**21.92**		174.71
Net Recepits of Short Term Investment		**5.73**		0.04
Interest Income		**14.36**		18.98
Net Cash Used in Investing Activities		**(126.72)**		(104.51)

	2004-05	(Rs. in crore) 2003-04
C: CASH FLOW FROM FINANCING ACTIVITIES :		
Proceeds from Long Term Borrowings		461.46
Repayment of Long Term Borrowings	**(544.19)**	(978.45)
Short Term Loans	**(870.53)**	(579.72)
Liability for leased assets	**(34.52)**	(36.05)
Dividends Paid	**(62.21)**	(56.52)
Tax on Dividend Paid	**(8.11)**	(7.15)
Interest Paid	**(121.71)**	(244.78)
Financing Charges on Leased Assets	**(73.55)**	(77.02)
Net Cash Used in Financing Activities	**(1,714.82)**	(1,518.23)
Net Increase / (Decrease) in Cash and Cash Equivalents	**614.21**	29.47
Opening Balance of Cash and Cash Equivalents	**50.61**	21.14
Closing Balance of Cash and Cash Equivalents	**664.82**	50.61
	614.21	29.47

Notes :

	2004-05	(Rs. in crore) 2003-04
1. Cash and Cash Equivalents include : Cash and Bank Balances	**664.82**	50.61

2. Proceeds from borrowings reflect the increase in secured and unsecured loans. Short term loans are disclosed on net basis.
3. Purchase of Fixed Assets are stated inclusive of movements of Capital Work-in-Progress between the commencement and end of the year and are considered as part of investing activity.
4. The Cash Flow Statement has been prepared under the 'Indirect Method' as set out in Accounting Standard - 3 on Cash Flow Statement issued by the Institute of Chartered Accountants of India.
5. The previous year's figures have been regrouped and reclassified, wherever necessary.

As per our Report of even date

For **Chaturvedi & Shah**
Chartered Accountants

(Rajesh Chaturvedi)
Partner

For **Deloitte Haskins & Sells**
Chartered Accountants

(P. R. Barpande)
Partner

Place: Mumbai
Date : 26th April, 2005

For and on behalf of the Board

Mukesh D. Ambani - Chairman

Nikhil R. Meswani
Anand J. Jain
Kamal P. Nanavaty
R. S. Lodha
Shailesh V. Haribhakti
Lalit Bhasin
Sandeep H. Junnarkar } Directors

Sandesh K. Anand - Wholetime Director
Shashikala Rao - Deputy Company Secretary

Shareholders' Referencer

CONTENTS

1 Preamble

Presently, the Company has an investor base comprising approximately 2.70 lac Shareholders holding 24,82,25,622 equity shares of Rs. 10/- each (shares). The Company's shares are freely transferable and are under compulsory trading in demat form as mandated by the Securities & Exchange Board of India (SEBI). The Company has appointed M/s. Karvy Computershare Private Limited, Hyderabad (Karvy), an ISO 9002 Registrar as the Registrars and Transfer Agents of the Company (R&TA).

The shares of the Company are listed on both the principal Stock Exchanges of India, that is, the National Stock Exchange of India Limited (NSE) and the Stock Exchange, Mumbai (BSE). The Global Depository Receipts (GDRs) issued by the Company are listed on Luxembourg Stock Exchange (LSE) and are traded on PORTAL of United States National Association of Securities Dealers Inc. In terms of the Reserve Bank of India (RBI) directions, the GDRs of the Company are fungible.

The Company has an established mechanism for investor service and grievance handling, with Karvy and the Compliance Officer appointed by the Company for this purpose being the important functional nodes. The Company has appointed a firm of Chartered Accountants as Internal Security Auditors to concurrently audit the transactions and communication with investors, regulators and other concerned authorities.

2 Investor Service and Grievance Handling Mechanism at IPCL

The various activities related to shares namely transfer, transmission, transposition, nomination, despatch of dividend, change of name / address / signature, registration of mandate / Power of Attorney / probates, demat / remat of shares and replacement / split / consolidation of Share Certificate(s) etc. are handled by Karvy. Karvy has its head office at Hyderabad and has around 85 Investor Service Centres across the country, details of which is attached as **Annexure – 1**.

The Company has prescribed service standards for the various investor related transactions/activities being handled by Karvy, which are attached as **Annexure - 2**. Any deviation therefrom is examined by Internal Security Auditors, who also advise the corrective actions thereon and inform the Company on the matters on a monthly basis.

Karvy handles the transactions/correspondence on a daily basis and in due adherence with applicable laws, rules, regulations, notifications, circulars, guidelines (mandatory/ recommendatory) and the service standards set by the Company, in co-ordination with the Compliance Officer of the Company. The internal chain of transaction/ correspondence handling by Karvy is monitored by the Company and the Internal Security Auditor to ensure total investor service and protection.

The Board of Directors of the Company has constituted a Shareholders' / Investors' Grievance Committee (the Committee) which, *inter alia*, approves issue of duplicate certificates, reviews all matters connected with securities transfers and other processes, reviews the redressal of investor complaints pertaining to transfer of shares, non-receipt of balance-sheet, non-receipt of dividends, investor litigations etc. The Committee also oversees the performance of Karvy and recommends measures for overall improvement in the quality of investor services. The summary statement of investor related transactions and details are also considered by the Board of Directors at their meetings.

This referencer has been compiled to facilitate the Shareholders to understand the procedures involved in completing the various investor-related transactions, expeditiously and properly. It is also endeavoured to provide the related forms and other information that may be required by a Shareholder.

3 Common topics of investors' interest

3.1 Transfer of Shares

3.1.1 How to get shares registered in favour of transferee(s)?

Transferee(s) need to send the Share Certificate(s) along with the Share Transfer Deed duly completed, executed and duly stamped, to Karvy. The statutory time limit fixed for completing a transfer is one month. Karvy verifies the documents and endorses the shares in favour of the transferee(s) and despatches the Share Certificate(s) to the address stated in the Share Transfer Deed. Company has set a benchmark of 7 days for completing transfers. Government of India, Ministry of Finance, Department of Revenue, vide their Circular dated January 28, 2004 has prescribed Stamp Duty on Transfer (whether with or without consideration) of shares in an incorporated company or other body corporate at the rate of twenty five paise (25 paise) for every hundred rupees or part thereof of the market value of the shares on the date of execution of the transfer deed. The transfer deed is valid for a period of one year from the date of registration or till the book closure date, whichever is later. In case of dematerialised shares, the shares are credited to the purchasers' account by the respective Depository Participant (DP) under the directions of the concerned Depository. Karvy receives the details of the Shareholdings in the Beneficiary Position (Benpos) downloaded every weekend. Presently, transfer of dematerialised shares does not attract stamp duty.

3.1.2 How to get shares registered which are received by way of gift? Does it attract stamp duty?

The procedure for registration of shares received by way of gift is the same as mentioned in 3.1.1 above. The stamp duty payable for registration of gift would be at the rate of twenty five paise (25 paise) for every hundred rupees or part thereof, of the face value or the market value of the shares, prevailing as on the date of the document, if any, conveying the gift or the date of execution of the transfer deed, whichever is higher.

3.2 Transmission of Shares

3.2.1 What is the procedure for registering shares in favour of the surviving Shareholders, in the event of death of one Shareholder?

The surviving Shareholders will have to submit a request letter supported by a duly attested copy of the Death Certificate of the deceased Shareholder and the relevant Share Certificate(s). Karvy/Company on receipt of the said documents after due verification, will delete the name of deceased Shareholder from its records and return the Share Certificate(s) to the applicant/registered holder with necessary endorsement.

3.2.2 If a Shareholder who held shares in his sole name dies without leaving a 'Will', how can his legal heir(s) claim the shares?

The legal heir(s) should obtain a Succession Certificate or Letter of Administration with respect to the shares and a true copy of the same, duly attested by the Court Officer or Notary should be sent to Karvy/Company alongwith a request letter, duly completed transmission form and the original Share Certificate(s), for transmission in their favour.

3.2.3 In case of a deceased Shareholder who held shares solely in his name and had executed a Will/or a written intention duly notarised, how can his legal heir(s) get the shares transmitted in their names?

The legal heir(s) will have to get the 'Will' probated by the High Court/District Court of competent jurisdiction and then send Karvy a copy of the probated 'Will', alongwith relevant annexure(s) setting out the details of the shares, the original Share Certificate(s) and transmission form for transmission in their favour.

3.3 Transposition

3.3.1 How can the order of names be changed ?

Share certificates alongwith a request letter duly signed by all the jointholders may be sent to Karvy for change in order of names. This process is called 'transposition'. Transposition can be done only for the entire holdings under a folio and therefore, requests for transposition of part holding cannot be accepted by Karvy.

3.4 Issue of Duplicate Share Certificates

3.4.1 What is the procedure for obtaining duplicate Share Certificate(s) in case of loss/misplacement of original Share Certificate(s)?

Shareholders who have lost/misplaced Share Certificate(s) should inform Karvy/Company, immediately about the loss quoting their folio number and details of Share Certificate(s), if available. Karvy will after due verification, institute a 'stop transfer indicator' on the said shares to prevent any further transfer thereof.Although not mandatory, it is recommended that every person requesting for a duplicate Share Certificate lodge a 'First Information Report' (FIR) with the police regarding the loss of the Share Certificate(s). They should send their request for duplicate Share Certificate(s) to Karvy/Company. They will be required to submit one or more of the following documents as per the Company's policies - Indemnity Bond, Surety, Affidavit, copy of FIR, Memorandum and Articles of Association and Certified Copy of Board Resolution (in case of companies).

3.4.2 What should a Shareholder do in case he finds the original Share Certificate(s) after receipt of duplicate Share Certificate(s)?

The Shareholder should for good order sake and to avoid fraudulent dealings, surrender the original Share Certificate(s), for cancellation, to Karvy/Company. Further as the Shareholder has been issued duplicate Share

Certificate(s), he would be liable to indemnify any innocent third parties purchasing the original Share Certificate(s), directly or indirectly, with or without the knowledge of the original Shareholder, as it tantamounts to passing of adverse title.

3.4.3 What is the procedure for splitting of Share Certificate(s) into smaller lots?

The Shareholder may write to Karvy/Company enclosing the relevant Share Certificate for splitting into lots as desired by the Shareholder. The duly split certificates shall then be sent by Karvy to the Shareholder at the registered address.

3.5 Dividend

3.5.1 What should a Shareholder do in case dividend for a particular year/period is not received by him?

The Shareholders may write to Karvy/Company furnishing the particulars of the dividend not received, quoting the folio number/client ID (in case of shares held in demat form). Karvy will after due verification of the records and if such dividend has remained unpaid as per the records of the Company, issue duplicate dividend warrant after expiry of the validity of the original warrant already despatched. Karvy/Company would request the concerned Shareholder to execute an indemnity before issuing the duplicate warrant. If the validity period of the lost/misplaced dividend warrant has not yet expired, the Shareholders would be required to wait till the expiry date since duplicate warrants cannot be issued during the validity of the original warrant. On expiry of the validity period, if the dividend warrant is still shown as unpaid in the Bank Statement, duplicate warrant will be issued to the Shareholder.However, duplicate warrants will not be issued against those shares wherein a 'stop transfer indicator' has been instituted either by virtue of a complaint or by law, unless the procedure for releasing the same has been completed.No duplicates will be issued for dividend(s) which have remained unpaid/ unclaimed or unencashed for a period of seven years from the respective date of declaration, as they are required to be transferred to the Investor Education and Protection Fund (IEPF) constituted by the Central Government.

3.5.2 Why do the Shareholders have to wait till the expiry of the validity period of the original warrant?

Since the dividend warrants are payable at par at several centres across the country, it is difficult for the banks to execute stop payment instructions. Hence, it is necessary for the Company to wait till the expiry of the validity of the original warrant.

3.5.3 Can a bank or any other person be authorised to receive dividends on behalf of investors?

Shareholders may write to Karvy/Company furnishing, the name and address of the authorised person/bank alongwith with folio number and current communication address. Accordingly, Karvy will dispatch the respective Shareholder's warrant to the concerned person/bank. Please note that this procedure is applicable only for Shareholders holding shares in physical form.

3.5.4 What is the procedure for revalidation of dividend warrants?

The Shareholders who have not encashed their dividend warrants within the validity period may write to Karvy/ Company enclosing the said dividend warrants, requesting for revalidation thereof. Karvy will after due verification of the records, issue a revalidated dividend warrant. The said warrant shall be valid for a period of 3 months or for such period as may be specified on the warrant.

3.5.5 What are the statutory provisions governing unclaimed dividend?

Prior to amendment of Section 205A and enactment of Section 205C by the Companies (Amendment) Act, 1999 effective October 31, 1998, companies were required to transfer to the general revenue account of the Central Government any moneys transferred to the 'unpaid dividend account' which remained unpaid or unclaimed for a period of 3 years from the date of transfer to the unpaid dividend account. With effect from October 31, 1998, dividend for the financial year March 31, 1998 and dividends declared thereafter, which remain unclaimed for a period of seven years, will be transferred by the Company to the IEPF pursuant to Section 205C of the Companies Act, 1956. Investors are requested to note that no claims shall lie against the IEPF or Company for any moneys transferred to IEPF in accordance with the provisions of Section 205C of the Companies Act, 1956.

3.5.6 What is the status of unclaimed and unpaid dividend for different years?

In view of the statutory provisions, as aforesaid, the status of unclaimed and unpaid dividend of the Company is captured in the following Chart :

Status of unclaimed and unpaid dividend for different years

	Dividend for 1994-95 or before	Dividend for 1995-96 and 1996-97	Dividend for 1997-98 and thereafter
Transfer of unpaid dividend	Transferred to General Revenue Account of the Central Government	Transferred to Central Government's Investor Education and Protection Fund (IEPF)	Will be transferred to (IEPF) on due date(s)
Claims for unpaid dividend	Can be claimed from ROC, Gujarat*	Cannot be claimed	Can be claimed from the Company, details given in Note 12 of Notes to the Notice.

*Shareholders who have not encashed their dividend warrant(s) relating to one or more of the financial year(s) up to and including 1994-95 are requested to claim such dividend from the Registrar of Companies, Gujarat, ROC Bhavan, Opp. Rupal Park, Near Ankur Bus Stop, Naranpura, Ahmedabad 380 013, Tel No.: +91-079 - 2743 8531, Fax No.: +91-079 - 2743 8371, in Form II of the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978. A specimen of the said Claim Form is enclosed (**Annexure – 3**).

With a view to enable Shareholders to claim their unencashed dividend lying with the Company, the Company sends intimation letters to Shareholders at least twice every year.

3.6 ECS Mandate

3.6.1 What is an ECS Mandate and what is its advantage to a Shareholder?

The Reserve Bank of India's Electronic Clearance Service (ECS) provides investors an option to collect dividend/ interest directly through their bank accounts rather than receiving them through post. In the event a Shareholder opts for ECS service, the dividend will be directly credited to his bank account and an advice thereof would be issued after the transaction is effected.

The respective banks would credit the account indicating the entry as 'ECS' in the passbook / statement of account. In case of multiple accounts, the dividend can be received in the account opted by the Shareholder.

The advantages of this service are:

- Instant and assured credit to the bank account of the investor through electronic clearing at no extra cost;
- Exposure to delay in postal service avoided;
- Possibility of loss in transit is mitigated;
- No chance for fraudulent encashment of instrument.

3.6.2 What is the procedure for availing ECS facility?

Shareholders who are interested in availing the ECS facility for receiving dividend, are requested to fill up the Mandate Form provided in this Annual Report as **Annexure - 4** and mail to Karvy. The information provided will be kept confidential and would be utilized only for the purpose of effecting the payments.

The mandate so given, may be withdrawn or changed by the Shareholder by an advance notice of six weeks.

It may be noted that the ECS facility is presently made available to the investors residing at 18 centers, namely,

Ahmedabad, Bangalore, Bhubaneshwar, Chandigarh, Chennai, Coimbatore, Guwahati, Hyderabad, Jaipur, Kanpur, Kolkata, Mumbai, Nagpur, New Delhi, Patna, Pune, Thiruvananthapuram and Vadodara.

Shareholders holding shares in physical form may send the ECS Mandate Form provided in this Annual Report or which may also be downloaded from the Company's website (www.ipcl.co.in under the section "Investor Centre") to Karvy. However, if the shares are held in dematerialized form, the ECS mandate has to be communicated to the respective Depository Participant (DP), as per the format prescribed by them.

3.6.3 Why can't the Company take on record the bank details in case of dematerialised shares?

In case of dematerialised shares, dividend will be paid to the Shareholders whose names appear in the particulars of beneficial owners furnished by the depositories for the purpose of dividend. The Company is neither authorised nor able to make any change in the records received from the Depositories.

3.7 Dematerialisation of Shares

Dematerialisation (Demat) is the process by which the securities (Shares/Debentures) held in physical form evidencing the holding of securities by any person are cancelled and destroyed and the ownership thereof is entered and retained in a fungible form on a depository by way of electronic balances.

Demat facilitates paperless trading whereby share transactions are executed electronically reducing/ mitigating possibility of loss of related documents and/or fraudulent transactions.

We are happy to inform that over 97% of the paid-up Equity Share Capital of the Company is held in dematerialised form. We request those Shareholders holding shares in physical form to convert their holdings into dematerialised form.

3.7.1 Why dematerialise Shares?

1. Trading in Compulsory Demat

Securities & Exchange Board of India (SEBI) has notified various companies whose shares shall be traded in demat form only. By virtue of such notification, the shares of IPCL are also subject to compulsory trading in demat form on the Stock Exchanges.Trading in demat form is regulated by the Depositories Act, 1996 and is monitored by SEBI. The two depositories presently functioning in India are National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL).

2. Benefits of Demat

- Immediate transfer of shares
- No formal registration required
- No stamp duty applicable
- No additional holding/transaction cost to Shareholders pursuant to the SEBI directions of January 28, 2005
- No requirement for approval of Board of Directors of the Company for transfers
- Quick settlements
- Shareholders need not worry about the space required for preserving the Certificates in case of large holdings
- Avoidance of loss through loss in transit, theft, mutilation, forging of Share Certificates
- Widely accepted for pledging against borrowings with lower interest rates
- SEBI Guidelines prescribe further issues in electronic mode only
- Facilitates the Company to determine entitlements easily and faster
- Details of investors are obtained from the Beneficiary Position (Benpos) and hence cannot be manipulated by the Company
- Dematerialised shares can be rematerialised or changed into physical form whenever the Shareholder wants to, do so.

3.7.2 How to dematerialise Shares?

The procedure for dematerialising shares is as under:

a) Open Beneficiary Account with any Depository Participant (DP) registered with SEBI;

b) Submit Demat Request Form (DRF) as given by the DP, duly signed by all persons, with the name and signature given in the same order as appearing in the Share Certificate(s) and Company records, alongwith requisite documentary proofs;

c) Obtain acknowledgement from the DP on handing over Share Certificate(s).

d) Demat transfers are required to be completed in 21 days as against 30 days (excluding time for despatch) for physical transfer (Note: Service standard prescribed by the Company is **three days**.)

e) Statement of holdings is sent by DPs from time to time. Presently, confirmation is given by DPs on an immediate basis through e-mail or SMS facilities, thus enabling Shareholders to further trade in the securities immediately

The Shareholders should not send the Share Certificate(s) / documents either to the Company or Karvy, directly.

For additional information on this matter, the special advisory cell of Karvy may be contacted at the below mentioned address:

Demat Advisory Cell
Karvy Computershare Private Limited
46, Avenue 4, Street No. 1, Banjara Hills
Hyderabad 500034, India
Tel. Nos.:+91-040- 2332 0666/2332 0711/
2332 3031/2332 3037
Fax No. : +91-040- 2332 3058
e-mail : mailmanager@karvy.com

Karvy has been advised by the Company to facilitate the Shareholders in dematerialising the shares.

3.7.3 How to get dividends on dematerialised shares? Will such Shareholders be eligible for receiving the Annual Report every year and also to attend the General Meeting (GM)?

Please refer to para 3.4 above for details on dividend. Dividend of Shareholders holding shares in dematerialised form will be credited through ECS to the Bank accounts as opted by them while opening the Beneficiary Accounts with the DP. In other cases the dividend warrants will be despatched to them with the bank account details as furnished by the Depositories printed thereon.Holding shares in dematerialised form does not affect the rights of the Shareholders. They as members of the Company will be entitled to receive the Annual Report, attend the GM and participate and vote thereat to the extent of the holding therein.

3.7.4 Is pledge of dematerialised shares possible?

Dematerialised shares can be pledged for the purpose of availing of any funding/loan arrangements with a bank.

3.7.5 Rematerialisation of Shares

It is the process through which shares held in dematerialised form in a depository are converted into physical form in the form of Share Certificate(s).

What is the procedure for rematerialisation of shares ?

a) Shareholder should submit duly filled Rematerialisation Request Form (RRF) to the concerned DP.

b) DP intimates the relevant Depository of the request through the system.

c) DP submits RRF to Karvy/Company.

d) Depository confirms rematerialisation request to Karvy.

e) Karvy updates accounts and prints certificates and informs the Depository.

f) Depository updates the Beneficiary Account of the investor by deleting the shares so rematerialised and downloads details to DP.

g) Karvy despatches certificates to the Shareholder.

3.8 Nomination Facility

Section 109A of the Companies Act, 1956, permits Shareholders to nominate one or more persons to whom the shares shall vest in the event of the death of Shareholder.

3.8.1 Who can appoint a nominee and who can be appointed as a nominee?

Individual Shareholders holding the security in sole/single name or in jointnames can appoint a nominee. In case of joint holding of shares by individuals, the nomination will be effective only in the event of the death of all jointholders. Minors can also be appointed as nominees.

3.8.2 What is the procedure for appointing a nominee?

The individual Shareholder desiring to appoint a nominee is required to apply in Form 2B to Karvy. The said Form is attached as **Annexure - 5** to this Referencer. The said Form may also be downloaded from the Company's website www.ipcl.co.in under the section "Investor Centre".

3.8.3 What rights are conferred on the nominee and how he can exercise the same?

The nominee is entitled to all the rights of the deceased Shareholder to the exclusion of all other persons. In the event of death of Shareholder, all the rights of the Shareholder shall vest in the nominee. The nominee is required to apply to the Company by reporting the death of the nominator alongwith death certificates.The nominee has an option to decide to register himself as a Shareholder or he could send an application to have the Shares transferred to any other person to whom the nominator could have otherwise transferred the Shares.If the nominee opts to transfer the shares, he should submit to Karvy the transfer deed duly stamped and executed accompanied by the relevant certificate(s) and other documentary proof(s).If shares are held in dematerialised form, nomination has to be registered with the concerned DP directly, as per the format prescribed by the DP.

3.8.4 How to avail nomination facility for more than one folio?

There can be only one nomination for one folio. Separate nominations will have to be registered for every Folio.

3.8.5 Can a nomination once made be revoked/cancelled/ varied?

Yes, it is possible to revoke/cancel or vary a nomination as per the discretion of the nominator. If nomination is made by joint holders, and one of the joint holders dies, the remaining joint holder(s) can make a fresh nomination by revoking the existing nomination.

3.8.6 Are jointholders deemed to be nominees to the Shares?

Jointholders are not nominees; they are jointholders of the relevant shares having joint rights on the same. In the event of death of any one of the jointholders, the surviving jointholder(s) of the shares is/are the only person(s) recognized under law as holder(s) of the shares.

3.9 Other related matters

3.9.1 What is the procedure to get change in address registered in the Company's records?

Shareholders holding shares in physical form, may send a request letter duly signed by all the Shareholders furnishing the complete new address including the Pin Code alongwith the respective Folio number. If shares are held in dematerialised form, information about change in address should be sent to the respective DP.

3.9.2 Can there be multiple addresses for a single folio?

There can only be one registered address for one Folio.

3.9.3 What is the procedure for registering change of name of Shareholder?

Shareholders may apply to Karvy/Company for effecting change of name in the accounts of the Company and the Share Certificate. Shareholders are requested to apply in writing enclosing the original share certificate, copy of the supporting document – marriage certificate, court orders etc. Karvy shall after due verification print a fresh certificate and despatch to the Shareholders at their registered address.Shareholders holding shares in demat form may write to the concerned depository participant in the prescribed format alongwith requisite documentary proof to update their details.

3.9.4 What is the procedure for authorising any person to deal in the shares of the Company?

Shareholders need to execute a Power of Attorney in favour of the concerned person and submit a notarised copy of the same to Karvy. After scrutiny of the documents, Karvy would register the Power of Attorney and inform the details of the registration to the concerned Shareholder.

4 Shareholders' General Rights

- To receive not less than 21 clear days notice of General Meetings unless consented for a shorter notice.
- To receive Notice and forms for Postal Ballot in terms of the provisions of the Companies Act, 1956 and the concerned Rules issued thereunder.
- To receive copies of Balance Sheet and Profit and Loss Account alongwith all annexures / attachments (generally known as Annual Report).
- To participate and vote at General Meetings either personally or through proxy (proxy can vote only in case of a poll).
- To receive dividends and other corporate benefits like bonus shares, rights issue etc. on it being duly approved.
- To demand poll on any resolution at a General Meeting in accordance with the provisions of the Companies Act, 1956.
- To inspect statutory registers and documents as permitted under law.

5 Duties / Responsibilities of Shareholders

- To be informed on the corporate developments, company specific information and take informed investment decision(s).
- To be aware of relevant statutory provisions and ensure effective compliance therewith.
- Not to indulge in fraudulent and unfair trading in securities nor to act upon any unpublished sensitive information.
- To participate effectively in the proceedings of Shareholders' meetings.
- To respond to communications seeking Shareholders' approval through Postal Ballot.
- To obtain Unique Identification Number (UIN) under the SEBI (Central Database of Market Participants) Regulations, 2003.

  In terms of SEBI (Central Database of Market Participants) Regulations, 2003, specified categories of investors including individuals who wish to deal in securities market transactions, for an amount exceeding Rs.1 lakh, are required to take UIN latest by December 31, 2005. Application seeking UIN should be made to the designated service providers, in Form A prescribed by SEBI for the purpose. Karvy Consultants Limited is one of the service providers designated by SEBI.
- To respond to communications of SEBI / Depository / Depository Participant / Brokers / Sub-brokers / Other Intermediaries / Company, seeking investor feedback / comments.

6 Undelivered Share Certificates & Warrants

The Company with the help of Karvy has been engaged in a continuous exercise of tracking investors who could not be reached at their existing address.

7 Consolidation of Folios

The Company has initiated a unique investor servicing measure for consolidation of small holdings within the same household. In terms of this, **those shareholders holding less than 10 shares (under a single folio) in the Company, within the same household, can send such**

shares for transfer alongwith transfer forms duly filled up and signed. Shareholders can obtain further information from Karvy.

8 **Information Regarding Tax on Dividend and Sale of Shares**

The provisions relating to tax on dividend and sale of shares are as under for ready reference:

- No tax is payable by shareholders on dividend as the Company is required to pay dividend tax @12.5% and surcharge @10%, together with education cess @ 2%.
- Short Term Capital Gains (STCG) tax is payable @ 10% and surcharge (@ 10% above income level of Rs.10 Lac) together with education cess @ 2%, by the shareholders in case shares are sold within 12 months from the date of purchase.
- No Long Term Capital Gains (LTCG) tax is payable on sale of shares if it is through a recognized stock exchange.
- Securities Transaction Tax (STT), effective from October 1, 2004, is payable as under –
  - @ 0.075% on both the purchaser and the seller in respect of delivery based transactions.
  - @ 0.01% on the seller in respect of derivatives.
  - @ 0.015% on the seller in respect of transactions in securities not being settled by actual delivery.

9 **Relevant Contact Details for Shareholders**

Depositories

National Securities Depository Limited
Trade World, 4th & 5th floors
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
Mumbai 400 013
Tel. No. : +91-0222499 4200
Fax No. : +91-0222497 2993/2497 6351
e-mail : info@nsdl.co.in
website : www.nsdl.co.in

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers
16th floor, Dalal Street
Mumbai 400 023
Tel. No. : +91-022-2272 3333
Fax No. : +91-022-22723199/22722072
e-mail : investors@cdslindia.com
website : www.cdslindia.com

Regional Director (Western Region)
Everest, 5th Floor
100, Marine Drive
Mumbai - 400002
Tel. No. : +91-022-2281 7259
Fax No. : +91-022-2281 2389
e-mail : rdwest@sb.nic.In

Registrars and Transfer Agent
Karvy Computershare Private Limited
46, Avenue 4, Street No. 1
Banjara Hills
Hyderabad 500 034
India
Tel. No. : +91-040- 2332 0666/2332 0711
2332 3031/2332 3037
Fax No. : +91-040- 23323058
e-mail : mailmanager@karvy.com

Registrar of Companies, Gujarat
ROC Bhavan
Opp. Rupal Park
Near Ankur Bus Stop
Naranpura
Ahmedabad 380 013
Tel No.: +91-079 - 2743 8531
Fax No.: +91-079 - 2743 8371
e-mail: roc_ahm@sb.nic.in

Securities & Exchange Board of India
Office of Investor Assistance and Education
Exchange Plaza, Wing II 4th Floor,
Bandra-Kurla Complex, Bandra (E), Mumbai 400 051
Tel No.: +91-22-2659 8509
Fax No.: +91-22-2659 8514/18
e-mail : iggc@sebi.gov.in

General Shareholder Information covering, inter alia, listing details, stock market data, the Company's share price performance etc. is provided in Report on Corporate Governance forming part of the Annual Report.

The contents of this Referencer are for the purpose of general information of readers; for full particulars / provisions, readers are advised to refer to the relevant Acts / Rules / Regulations / Guidelines / Clarifications.

Shareholders are requested to send their feedback on the investor service and Annual Report of the Company, in the 'Shareholders' Feedback Form' attached as **Annexure - 6.**

Annexure 1

List of Investor Service Centres of Karvy Computershare Private Limited

S. No.	CITY / CENTRE	STD CODE	PHONE - OFFICE
1	AGRA	0562	2526660 to 63
2	AHMEDABAD	079	26420422 / 26400527 / 28
3	ALIGARH	0571	2509106 to 08
4	ALLAHABAD	0532	2561073 to 74
5	ANANTAPUR	08554	249601 / 249607 / 249608
6	ANKLESHWAR	02646	243291 / 243292 / 243392 / 243955
7	AURANGABAD	0240	2363517 / 23 / 24 / 30
8	BANGALORE	080	26621192 / 26621193
9	BAREILLY	0581	2476797 / 2476809
10	BELGAUM	0831	2402544 / 2402722 / 2402880
11	BELLARY	08392	254531, 254532
12	BHARUCH	02642	242082 / 242394 / 241546
13	BHAVNAGAR	0278	2525005. 2525006
14	BHIMAVARAM	08816	231766 / 67 / 68 / 69
15	BHOPAL	0755	2559332, 2559337, 2574569, 2574589, 2574731
16	BHUBANESHWAR	0674	2547531 to 34, 2547382
17	CALICUT	0495	2760882, 2760884
18	CHANDIGARH	0172	5071726, 5071727, 5071728, 5079702
19	CHENNAI	044	28153445, 28151034, 28153658
20	CHILAKALURIPET	08647	257501
21	COIMBATORE	0422	2237501 TO -506, 2231387, 2237990
22	CUTTACK	0671	2335187, 3110827, 3109972
23	DEHRADUN	0135	2713351, 2714046, 2714047
24	DINDIGUL	0451	2436077, 2436177
25	DURGAPUR	0343	2586375 to 77
26	ELURU	08812	227851 / 52 / 54
27	ERODE	0424	2225603, 225615, 2225616, 2225617, 2225624
28	GHAZIABAD	0120	2701886, 2701891
29	GOBICHETTIPALAYAM	04285	226275, 226276
30	GORAKHPUR	0551	2333825, 2333814
31	GUNTUR	0863	2326684 / 2326686
32	HALDIA	03224	276755 to 57
33	HUBLI	0836	2353962, 2353974, 2353975
34	HYDERABAD	040	23312454 / 23320251
35	INDORE	0731	5069891, 5069892, 5069893
36	JAIPUR	0141	2375099, 2363321, 2375039
37	JAMNAGAR	0288	2557862 TO 65
38	JAMSHEDPUR	0657	2487020, 2487045, 2487048
39	JUNAGADH	0285	2624154 / 2624140 / 2624125
40	KAKINADA	0884	2387382 / 2387383
41	KANPUR	0512	2330127, 2331445, 3092333, 3096000
42	KARAIKUDI	04565	237192, 237193
43	KARUR	04324	241892, 241893, 241894
44	KOCHI	0484	2310884, 2322152
45	KOLKATA	033	24634787 to 89, 24647231, 24647232, 24644891
46	LUCKNOW	0522	2236820 to 26
47	MADURAI	0452	2350855, 2350852 to 854
48	MANGALORE	0824	2492302, 2496332, 2492901
49	MATTANCHERRY	0484	2223243
50	MUMBAI	022	26730799 / 843 / 311 / 867 / 153 / 292
51	MUMBAI	022	30325600, 30325624, 30325645
52	MYSORE	0821	2524292, 2524294
53	NADIAD	0268	2563210 / 2563245 / 2563248
54	NASIK	0253	2577811, 5602542, 5602543, 5602544
55	NELLORE	0861	2349935 / 2349936 / 2349937
56	NEW DELHI	011	23324401 / 23353835 / 981
57	PALGHAT	0491	2547143
58	PANJIM	0832	2426870, 2426871, 2426872
59	PATNA	0612	2321355 / 56
60	PONDICHERRY	0413	2220636, 2220640
61	PRODDATUR	08564	250822 / 250823 / 250824
62	PUNE	020	4048790
63	RAJAHMUNDRY	0883	2434468 / 2434469
64	RAJKOT	0281	2239403 / 2239404 / 2239338 / 2294316
65	RANCHI	0651	2330386, 2330394, 2330320
66	RENUKOOT	05446	254201
67	ROURKELA	0661	2510771, 2510772
68	SALEM	0427	2335700 TO 704
69	SHIMOGA	08182	228795, 228796, 227485
70	SURAT	0261	8357356 / 8351976 / 8369928
71	TANJORE	04362	279407, 279408
72	THENI	04546	261285, 261108
73	TIRUPATI	0877	2252756
74	TIRUPUR	0421	2205865, 5330158
75	TRICHUR	0487	2322483, 2322484
76	TRICHY	0431	2798200, 2791000
77	TRIVANDRUM	0471	2725987, 2725989 to 991
78	TUMKUR	0816	2261891, 2261892, 2261893
79	UDUPI	0820	2530962, 2530963, 2530964
80	VADODARA	0265	2225325 / 2225389
81	VALLABH-VIDHYANAGAR	02692	248980, 248873
82	VARANASI	0542	2225365, 2223814
83	VIJAYAWADA	0866	2495200 / 400 / 500 / 600 / 700 / 800
84	VISHAKAPATNAM	0891	2752915 to 18
85	VISHAKAPATNAM - GAJUWAKA	0891	2511685, 2511686

Annexure 2

Service Standards for various investor related transactions / activities

(A) Registrations

Sr. No.	Particulars	Service Standards (Time Taken - No. of working days)
1	Transfer	7
2	Transmission	4
3	Transposition	4
4	Deletion of Name	3
5	Folio Consolidation	3
6	Change of Name	3
7	Demat	3
8	Remat	3
9	Issue of Duplicate Share Certificate(s)	35
10	Replacement	3
11	Certificate Consolidation	3
12	Certificate Split	3

(B) Correspondence

Sr. No.	Particulars	Service Standards (Time Taken - No. of working days)
	Queries / Complaints	
1	Non-receipt of Annual Reports	2
2	Non-receipt of Dividend Warrants	4
3	Non-receipt of Interest/Redemption Warrants	4
4	Non-receipt of Certificate(s)	2
	Event Related	
1	TDS certificate related	2
2	Allotment / call money	4
3	Others	2
	Requests	
1	Change of Address	2
2	Revalidation of Dividend Warrants	3
3	Revalidation of Redemption Warrants	3
4	Bank Mandate / Details	2
5	Nomination	2
6	Power of Attorney	2
7	Multiple Queries	4

Annexure 3

FORM II
[See Rule 6(i)]
PART 'A'

Application to the Central Government for an order for payment of the dividend amount out of the General Revenue Account of the Central Government pursuant to section 205B of the Companies Act, 1956.

1. Name of the applicant :
2. Postal address of the applicant :
3. Name, registration number and registered address of the company from which the amount is due. : Indian Petrochemicals Corporation Limited, Regn. No. 04-1569, P.O. Petrochemicals, Dist. Vadodara 391 346, Gujarat
4. Number of shares held :
   (i) Preference shares (with distinctive numbers)
   (ii) Equity shares (with distinctive numbers)
5. Financial year to which the dividend relates. :
6. Amount due :
   (i) On Preference Shares
   (ii) On Equity Shares
   (iii) Interest, if any, payable to him pursuant to sub-section (4) of Section 205A of the Act, and
   (iv) Total of (i), (ii) and (iii) above :
7. Reasons for non-receipt of the amount from the Company. :

Place :
Date :

(Signature of the applicant or a person holding a power of attorney from the applicant)

Received from the Registrar of Companies, Gujarat at Ahmedabad the sum of Rs. ____________ (Rupees (in words) ________________________________) being the amount payable to me/us from the General Revenue Account of the Central Government as unclaimed or unpaid dividend (which was originally) due from M/s. Indian Petrochemicals Corporation Limited .

1. Signature of witness with name, date, address and occupation

Signature of the claimant with name, date, address and occupation (on revenue stamp of Re. 1/- if the claim is for Rs. 500/- or more)

2. Signature of witness, with name, date, address and occupation

Notes:
1. *Indemnity Bond should be furnished on non-judicial stamp paper of the requisite value, in case the claim exceeds Rs.2500/-.*
2. *In the case of deceased shareholder, the legal representative(s) of the deceased shareholder, the deceased shareholder, who is (are) preferring the claim, is (are) required to furnish succession certificate/probate/letters of administration. In case the shares have been transmitted in the name of the claimant, a certificate in this behalf from the company be furnished.*
3. *Dividend warrant or a photocopy of the share certificate should be furnished.*
4. *Separate applications should be made for claims in respect of each company.*

PART 'B'

Payment Order by the Registrar

Classification "068-Miscellaneous General Services-Unpaid dividends of Companies - Deduct Refunds."

Certified that the amount claimed, namely Rs. ____________ has actually been deposited by the company to the General Revenue Account of the Central Government under Major Head "068 Miscellaneous General Services - Unpaid Dividends of Companies" on ________ (date). Necessary note for refund has been kept in the accounts maintained by me.

____

(Registrar)

Passed for payment for Rs. __________________ in favour of Shri ______________________________________.
The cheque/demand draft may please be issued in favour of Shri _____________________________.

____

(Registrar)

FORM III

[See Rule 6(3)]

Form of Indemnity Bond

To
Registrar of Companies, Gujarat
ROC Bhavan, Opp. Rupal Park
Near Ankur Bus Stop
Naranpura
Ahmedabad - 380 013

In Consideration of your agreeing to pay me/us the sum of Rs.__________(Rupees ______________________________________) only, being the amount due to me/us on dividend for the year(s)_________________) from Indian Petrochemicals Corporation Limited. Vadodara, out of the General Revenue Account of the Central Government. I, ___________________________son/ daughter/wife of Mr / Mrs____________________ do hereby agree to indemnify you to the extent of any claim not exceeding the amount herein before mentioned which may be preferred against you, and which you may have to lawfully discharge.

(Signature)

Place :

Date :

Witnesses:-
1. ______________
   (Signature) :
   Address :______________
2. ______________
   (Signature) :
   Address :______________

Annexure 4

ECS MANDATE FORM

ELECTRONIC CLEARING SERVICES (ECS) MANDATE FORMAT

To

Karvy Computershare Private Limited
Unit : IPCL, 46, Avenue, 4 Street No.1, Banjara Hills, Hyderabad 500 034

Dear Sirs,

FORM FOR ELECTRONIC CLEARING SERVICES FOR PAYMENT OF DIVIDEND / INTEREST. Please fill-in the information in CAPITAL LETTERS in ENGLISH ONLY. Please TICK ✓ wherever is applicable.

For shares held in physical form

Master Folio No. | | | | | | | | |

---------- For Office Use Only ----------

ECS Ref.No.

For shares held in electronic form

DP. ID | | | | | | | | |

Client Id | | | | | | | | |

Name of First holder	
Bank name	
Branch name	
Branch code	(9 Digits Code Number appearing on the MICR band of the cheque supplied by the Bank). Please attach a xerox copy of a cheque or a blank cheque of your bank duly cancelled for ensuring accuracy of the banks name, branch name and code number.

Account type	Savings	Current	Cash Credit

A/c No. (as appearing in the cheque book)

Effective date of this mandate

I, hereby, declare that the particulars given above are correct and complete. If any transaction is delayed or not effected at all for reasons of incompleteness or incorrectness of information supplied as above, Karvy Computershare Private Limited, will not be held responsible. I agree to avail the ECS facility provided by RBI, as and when implemented by RBI/Indian Petrochemicals Corporation Limited.

I further undertake to inform the Company any change in my Bank/branch and account number.

(Signature of First holder)

Date:__________

Note: On dematerialisation of existing physical shares, for which you have availed ECS facility, the above form needs to be re-submitted.

Form 2B (Nomination)

[To be filled in by individual(s)]

To,	From	Name of shareholder and address
Indian Petrochemicals Corporation Ltd. C/o. Karvy Computershare Private Ltd. 46, Avenue 4, Street No.1 Banjara Hills Hyderabad 500 034	Folio No.	
	No. of Shares	

I am/we are holder(s) of Shares of the Company as mentioned above. I/We nominate the following person in whom all rights of transfer and/or amount payable in respect of Equity Shares shall vest in the event of my/our death.

Nominee's name											Age			
To be furnished in case the nominee is a minor						Date of Birth								
Guardian's Name & Address*														
Occupation of Nominee Tick (✓)	1	Service		2	Business		3	Student		4	Household			
	5	Professional		6	Farmer		7	Others						
Nominee's Address														
									Pin Code					
Telephone No.									Fax No.					
Email Address										STD Code				
Specimen signature of Nominee / Guardian (in case nominee is minor)														

* To be filled in case nominee is a minor

Kindly take the aforesaid details on record.

Thanking you,

Yours faithfully,

Date................................

Name and address of equity shareholder (as appearing on the Certificate(s))		Signature (as per specimen with company)
Sole/1st holder (address)		
2nd holder		
3rd holder		
4th holder		

Witness (two)		
	Name and Address	Signature & Date
1.		
2.		



INSTRUCTIONS :

1. Please read the instructions given below very carefully and follow the same to the letter. If the form is not filled as per instructions, the same will be rejected.

2. The nomination can be made by individuals only. Non individuals including society, trust, body corporate, partnership firm, Karta of Hindu Undivided Family, holder of power of attorney cannot nominate. If the Shares are held jointly, all joint holders shall sign (as per the specimen registered with the Company) the nomination form.

3. A minor can be nominated by a holder of Shares and in that event the name and address of the Guardian shall be given by the holder.

4. The nominee shall not be a trust society, body corporate, partnership firm, Karta of Hindu Undivided Family, or a power of attorney holder. A non-resident Indian can be a nominee on re-patriable basis.

5. Transfer of Shares in favour of a nominee and repayment of amount to nominee shall be a valid discharge by a company against the legal heir.

6. Only one person can be nominated for a given folio.

7. Details of all holders in a folio need to be filled; else the request will be rejected.

8. The nomination will be registered only when it is complete in all respects including the signature of (a) all registered holders (as per specimen lodged with the company) and (b) the nominee.

9. Whenever the Shares in the given folio are entirely transferred or dematerialized, then this nomination will stand rescinded.

10. Upon receipt of a duly executed nomination form, the Registrars and Transfer Agent of the company will register the form and allot a registration number. The registration number and folio no. should be quoted by the nominee in all future correspondence.

11. The nomination can be varied or cancelled by executing fresh nomination form.

12. The company will not entertain any claims other than those of a registered nominee, unless so directed by a Court.

13. The intention regarding nomination / nomination form shall be filed in duplicate with the Registrars and Transfer Agents of the Company who will return one copy thereof to the Shareholders.

14. For shares held in dematerialised mode, nomination is required to be filed with Depository Participant in their prescribed form.

FOR OFFICE USE ONLY
Nomination Registration Number
Date of Registration
Checked by (Name and Signature)

Annexure 6

SHAREHOLDERS' FEEDBACK FORM

Name ____________________

Occupation ____________________

Address ____________________

e-mail id ____________________

DP ID No ____________________

Client ID No ____________________

Folio No ____________________

No. of equity shares held (the period of holding in years) ______

Directors' Report and MD&A Report

Contents

☐ Not Satisfactory ☐ Satisfactory ☐ Good ☐ Very Good ☐ Excellent

Presentation

☐ Not Satisfactory ☐ Satisfactory ☐ Good ☐ Very Good ☐ Excellent

Views / Suggestions for improvement, if any :

Report on Corporate Governance

Contents

☐ Not Satisfactory ☐ Satisfactory ☐ Good ☐ Very Good ☐ Excellent

Presentation

☐ Not Satisfactory ☐ Satisfactory ☐ Good ☐ Very Good ☐ Excellent

Views / Suggestions for improvement, if any :

Information in Notice of Shareholders' meeting

Contents

☐ Not Satisfactory ☐ Satisfactory ☐ Good ☐ Very Good ☐ Excellent

Presentation

☐ Not Satisfactory ☐ Satisfactory ☐ Good ☐ Very Good ☐ Excellent

Views / Suggestions for improvement, if any :

Notes on Accounts and other disclosures in Annual Report

Contents

☐ Not Satisfactory ☐ Satisfactory ☐ Good ☐ Very Good ☐ Excellent

Presentation

☐ Not Satisfactory ☐ Satisfactory ☐ Good ☐ Very Good ☐ Excellent

Views / Suggestions for improvement, if any :

Means of Communication

☐ Not Satisfactory ☐ Satisfactory ☐ Good ☐ Very Good ☐ Excellent

Views / Suggestions for improvement, if any :

Investor Service and Grievance redressal mechanism

☐ Not Satisfactory ☐ Satisfactory ☐ Good ☐ Very Good ☐ Excellent

Views / Suggestions for improvement, if any :

Shareholders are requested to send their feedback by filling up the above Form to the Deputy Company Secretary at Secretarial Department, Indian Petrochemicals Corporation Limited, Corporate Office, P.O. Petrochemicals Township, Dist. Vadodara, Gujarat 391 345.

ATTENDANCE SLIP



INDIAN PETROCHEMICALS CORPORATION LIMITED

Registered Office : P.O. Petrochemicals, Dist : Vadodara – 391 346

PLEASE FILL THE ATTENDANCE SLIP AND HAND IT OVER AT THE ENTRANCE OF THE MEETING HALL

Joint shareholders may obtain additional slip at the venue of the meeting.

DP Id*	
Client Id*	

Master Folio No.	
No. of Shares:	

NAME AND ADDRESS OF THE SHAREHOLDER

No. of Share(s) Held :

I hereby record my presence at the 36th **ANNUAL GENERAL MEETING** of the Company to be held on Monday, June 27, 2005, at 2.00 p.m. at the Company's R & D Auditorium, P.O. Petrochemicals, Vadodara - 391346, Gujarat.

SIGNATURE OF THE SHAREHOLDER OR PROXY

* Applicable for investors holding shares in electronic form.

PROXY FORM



INDIAN PETROCHEMICALS CORPORATION LIMITED

Registered Office : P.O. Petrochemicals, Dist : Vadodara – 391 346

DP Id*	
Client Id*	

Master Folio No.	
No. of Shares:	

I/We ______________________________ of ______________ being a member/members of Indian Petrochemicals Corporation Limited hereby appoint ______________________________ of ______________________________ or failing him, ______________ of ______________ or failing him ______________ of ______________

as my/our proxy to vote for me/us and on my/our behalf at the 36th **ANNUAL GENERAL MEETING** of the Company to be held on Monday, June 27, 2005, at 2.00 p.m. or at any adjournment thereof.

Signed this __________day of __________ 2005.

Affix a 15 paise Revenue Stamp

*Applicable for investors holding shares in electronic form.

Notes : (1) The proxy, in order to be effective, should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company not less than 48 hours before the time of holding the aforesaid meeting. The Proxy need not be a member of the Company.

(2) Members holding shares under more than one folio may use photocopy of this Proxy Form for other folios. The Company shall provide additional forms on request.